SEC
Mail Processing
Section

DEC 03 2009

Washington, DC
105

INTERPIPE

[redacted]

09047500

№ 91-415 dtd «20» 11 2009y.

To Your № ______ dtd «____» ____________ 200__y.

November 20, 2009

Committee of shares and fund stock
Department of corporate financing
Department of international corporate financing
Office 3045 (stop 3-4)
450 fifth floor
Washington, Columbia District 20549
USA

SUPPL

As to: OPEN JOINT STOCK COMPAMY "~~INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT~~" Nyzhniodniprovskyi Tube Rolling Plant
Exception to the rule12g3-2(b)
File № 82-4814

Dear Sir,

In accordance with the rule 12g3-2(b)(1)(iii) and on behalf of OPEN JOINT STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT" (hereinafter refereed as "the Company" there are document are sent to your attention, that are mentioned in Attachment A to this letter.

This information is given taking into consideration that fact that such information and documents will not be considered as "registered" at SEC or by any other method will not fall under action of liabilities of Section 18 of Law about shares and stocks of 1934 (hereinafter referred as "Law about Stock"), and also this letter or any other documents and information don't have an aim to define that Company is under Law about Stock.

If you have any questions, please, address Nakhod Alexander Ivanovich by the phone (380-0562) 34-69-77 in Dnepropetrovsk, Ukraine.

Please, confirm reception of this letter and materials that are attached to it by means of marking the date on the copy of the letter by fax of the OJSC "INTERPIPE NTRP" [+380 562 35-91-63].

Thank you for attention

Kindly,
And from behalf of

OPEN JOINT STOCK COMPANY
INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT

Nakhod Alexander Ivanovich
Director of Finances and Economics

12/14

OPEN JOINT STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE ROLLING PLANT"
21, Stoletova str., Dnepropetrovsk, Ukraine, 49081. Tel.: +38 (0562) 349 099. Fax: +38 (0562) 349 108
www.interpipe.biz e-mail: info@ntrp.interpipe.biz
Acc: 2600930000321, Beneficiary's bank: CREDIT-DNEPR BANK, Dnepropetrovsk, Ukraine

ATTACHMENT A
Information, promulgated by the
OPEN JOINT STOCK COMPANY
"INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"
or tendered to the shareholders

1.Document: Note on holding of Extraordinary General Shareholders Meeting of OJSC "INTERPIPE NTRP" which will take place on the 25th of December, 2008 (Attachment 1).

Date: (i) divulged for the information of Shareholders in accordance with Article 8 "Managerial Bodies of the Company" and Paragraph 8.2. "General Shareholders Meeting" and subparagraph 8.2.7 of By-Laws of OJSC "INTERPIPE NTRP";

(ii) published:

- on the 4th of November, 2008 in newspaper "Zorya" No. 123;
- on the 5th of November, 2008 in newspaper "Bulletin of State Securities and Exchange Commission" No. 125.

2.Document: Note on inclusion of additional questions into agenda of Extraordinary General Shareholders Meeting of OJSC "INTERPIPE NTRP" taken place on the 25th of December, 2008 (Attachment 2).

Date: (i) divulged for the information of Shareholders in accordance with Article 8 "Managerial Bodies of the Company" and Paragraph 8.2. "General Shareholders Meeting" and subparagraph 8.2.7 of By-Laws of OJSC "INTERPIPE NTRP";

(ii) published:

- on the 13th of December, 2008 in newspaper "Zorya" No. 140 (20858);
- on the 12th of December, 2008 in newspaper "Bulletin of State Securities and Exchange Commission" No. 42.

3.Document: Minutes No. 10 of Extraordinary General Shareholders Meeting of OJSC "INTERPIPE NTRP" taken place on the 25th of December, 2008 (Attachment 3).

Date: (i) divulged at the request of Shareholders.

4. Document: Special information on the Issuer – "Data on Change of Membership of Officers" (Attachment 4).

Date: (i) publicized in the news line of public information base at the address: www.stockmarket.gov.ua on the 26th of December, 2008;

(ii) published in newspaper "Bulletin of State Securities and Exchange Commission" No. 253 on the 29th of December, 2008;

(iii) submitted to Dnipropetrovs'k Territorial Board of State Securities and Exchange Commission of Ukraine as a note on appearance of special information at the Issuer's on the 9th of January, 2009;

(iv) OJSC "Stock Exchange FETS" was advised on fact of publication of special Information in the news line of public information base on the 29th of December, 2008 in accordance with Legislation of Ukraine in force.

5. Document: Special information on the Issuer – "Information on Change of Shareholders Holding 10 percent and more of Voting Shares" (Attachment 5).

Date: (i) there was publicized in the news line of public information base at the address: www.stockmarket.gov.ua on the 26th of December, 2008;

(ii) published in newspaper "Bulletin of State Securities and Exchange Commission" No. 253 on the 29th of December, 2008;

(iii) OJSC "Stock Exchange FETS" was advised on fact of publication of special Information in the news line of public information base on the 29th of December, 2008 in accordance with Legislation of Ukraine in force.

6. Document: Special information on the Issuer – "Data on Obtaining of a Credit to the Amount exceeding 25 Percent of the Issuer's Assets" (Attachment 6).

Date: (i) publicized in the news line of public information base at the address: www.stockmarket.gov.ua on the 14th of January, 2009;

(ii) published in newspaper "Bulletin of State Securities and Exchange Commission" No. 8 on the 16th of January, 2009;

(iii) submitted to Dnipropetrovs'k Territorial Board of State Securities and Exchange Commission of Ukraine on the 21st of January, 2009 as a note on appearance of special information at the Issuer's;

(iv) OJSC "Stock Exchange FETS" was advised on fact of publication of special Information in the news line of public information base on the 15th of January, 2009 in accordance with Legislation of Ukraine in force.

7. Document: Note on holding of Extraordinary General Shareholders Meeting of OJSC "INTERPIPE NTRP" which will take place on the 16th of April, 2009 (Attachment 7).

Date: ***(i)*** divulged for the information of Shareholders in accordance with Article 8 "Managerial Bodies of the Company" and Paragraph 8.2. "General Shareholders Meeting" and subparagraph 8.2.7 of By-Laws of OJSC "INTERPIPE NTRP";

(ii) published:

- on the 24th of February, 2009 in newspaper "Zorya" No. 20 (20886);
- on the 25th of February, 2009 in newspaper "Bulletin of State Securities and Exchange Commission" No. 36.

8. Document: Note on inclusion of additional questions into agenda of Extraordinary General Shareholders Meeting of OJSC "INTERPIPE NTRP" taken place on the 16th of April, 2009 (Attachment 8).

Date: ***(i)*** divulged for the information of Shareholders in accordance with Article 8 "Managerial Bodies of the Company" and Paragraph 8.2. "General Shareholders Meeting" and subparagraph 8.2.7 of By-Laws of OJSC "INTERPIPE NTRP";

(ii) published:

- on the 4th of April, 2009 in newspaper "Zorya" No. 36 (20902);
- on the 3rd of April, 2009 in newspaper "Bulletin of State Securities and Exchange Commission" No. 62.

9. Document: Minutes No. 14 of Regular General Shareholders Meeting of OJSC "INTERPIPE NTRP" taken place on the 16th of April, 2009 (Attachment 9).

Date: ***(i)*** divulged at the request of Shareholders;

(ii) submitted to Dnipropetrovs'k Territorial Board of State Securities and Exchange Commission of Ukraine on the 23rd of April, 2009 as a part of Annual Statement of OJSC "INTERPIPE NTRP" for 2008.

10. Document: Special information on the Issuer – "Data on Change of Membership of Officers" (Attachment 10).

Date: ***(i)*** publicized in the news line of public information base at the address: www.stockmarket.gov.ua on the 17th of April, 2009;

(ii) published in newspaper "Bulletin of State Securities and Exchange Commission" No. 74 on the 22nd of April, 2009;

(iii) submitted to Dnipropetrovs'k Territorial Board of State Securities and Exchange Commission of Ukraine on the 23rd of April, 2009 as a note on appearance of special information at the Issuer's;

(iv) OJSC "Stock Exchange FETS" was advised on fact of publication of special Information in the news line of public information base on the 17th of April, 2009 in accordance with Legislation of Ukraine in force.

11. Document: Annual report of OJSC "INTERPIPE NTRP" for 2008 (Attachment 11).

Date: ***(i)*** divulged for the information of Shareholders;

(ii) publicized in the public information base of State Securities and Exchange Commission of Ukraine at the address: www.stockmarket.gov.ua on the 13th of April, 2009;

(iii) registered by Dnipropetrovs'k Territorial Board of State Securities and Exchange Commission of Ukraine on the 23rd of April, 2009;

(iv) OJSC "Stock Exchange FETS" was advised on fact of publication of special Information in the public information base of State Securities and Exchange Commission of on the 13th of April, 2009 in accordance with Legislation of Ukraine in force.

12. Document: Annual information of Issuer - OJSC "INTERPIPE NTRP" for 2008 (Attachment 12)

Date: ***(i)*** divulged for the information of Shareholders;

(ii) published in newspaper "Bulletin of State Securities and Exchange Commission" No. 72 on the 17th of April, 2009 in accordance with requirements of Legislation of Ukraine in force;

(iii) on the 12th of May, 2009 an issue of newspaper "Bulletin of State Securities and Exchange Commission" No. 72 of the 17th of April, 2009 with annual information on the Issuer for 2008 published was submitted to the State Securities and Exchange Commission of Ukraine;

(iv) on the 15th of May, 2009 the copies of pages from newspaper "Bulletin of State Securities and Exchange Commission" No. 72 of the 17th of April, 2009 with annual information on the Issuer for 2008 published were submitted to Dnipropetrovs'k Territorial Board of State Securities and Exchange Commission of Ukraine.

13. Document: Auditor's Conclusion of Baranovs'ka Olena Mykhaylivna, Independent Auditor of Auditing Firm "FinEM – Consulting" as to Financial Statements of OJSC "INTERPIPE NTRP" for the period since the 1st of January, 2008 till the 31st of December, 2008 as of the 31st of January, 2008 (Attachment 13)

Date: ***(i)*** divulged at the request of Shareholders;

(ii) publicized as a part of Annual Statement for 2008 in the public information base of State Securities and Exchange Commission of Ukraine at the address: www.stockmarket.gov.ua on the 13th of April, 2009;

(iii) submitted to Dnipropetrovs'k Territorial Board of State Securities and Exchange Commission of Ukraine as a part of Annual Statement of OJSC "INTERPIPE NTRP" for 2008 on the 23rd of April, 2009.

14. Document: Balance Sheet of OJSC "INTERPIPE NTRP" as of the 31st of December, 2008 (Attachment 14).

Date: (i) divulged at the request of Shareholders;

(ii) publicized as a part of Annual Statement for 2008 in the public information base of State Securities and Exchange Commission of Ukraine at the address: www.stockmarket.gov.ua on the 13th of April, 2009;

(iii) submitted to Shareholders at the General Shareholders Meeting of OJSC "INTERPIPE NTRP" on the 16th of April, 2009;

(iv) submitted to Dnipropetrovs'k Territorial Board of State Securities and Exchange Commission of Ukraine as a part of Annual Statement of OJSC "INTERPIPE NTRP" for 2008 on the 23rd of April, 2009;

(v) published in newspaper "Securities of Dnipropetrovs'k Region" No. 20 of the 18th of May, 2009 in the performance of requirements of Article 14 of Law of Ukraine "On Accounting and Financial Accountability in Ukraine" as to publication of Annual Financial Statement and Consolidated Statement.

(vi) submitted to Unified State Registration Center in the performance of requirements of Article 14 of Law of Ukraine "On Accounting and Financial Accountability in Ukraine" as to publication of Annual Financial and Consolidated Statements on the 13th of May, 2009.

15. Document: Financial Statement for 2008 (Attachment 15).

Date: (i) divulged at the request of Shareholders;

(ii) publicized as a part of Annual Statement for 2008 in the public information base of State Securities and Exchange Commission of Ukraine at the address: www.stockmarket.gov.ua on the 13th of April, 2009;

(iii) submitted to Shareholders at the General Shareholders Meeting of OJSC "INTERPIPE NTRP" on the 16th of April, 2009;

(iv) submitted to Dnipropetrovs'k Territorial Board of State Securities and Exchange Commission of Ukraine as a part of Annual Statement of OJSC "INTERPIPE NTRP" for 2008 on the 23rd of April, 2009;

(v) published in newspaper "Securities of Dnipropetrovs'k Region" No. 20 of the 18th of May, 2009 in the performance of requirements of Article 14 of Law of Ukraine "On Accounting and Financial Accountability in Ukraine" as to publication of Annual Financial and Consolidated Statements

(vi) submitted to Unified State Registration Center in the performance of requirements of Article 14 of Law of Ukraine "On Accounting and Financial Accountability in Ukraine" as to publication of Annual Financial and Consolidated Statements on the 13th of May, 2009.

16. Document: Cash Flow Statement for 2008 (Attachment 16).

Date: (i) divulged at the request of Shareholders;

(ii) publicized as a part of Annual Statement for 2008 in the public information base of State Securities and Exchange Commission of Ukraine at the address: www.stockmarket.gov.ua on the 13th of April, 2009;

(iii) submitted to Shareholders at the General Shareholders Meeting of OJSC "INTERPIPE NTRP" on the 16th of April, 2009;

(iv) submitted to Dnipropetrovs'k Territorial Board of State Securities and Exchange Commission of Ukraine as a part of Annual Statement of OJSC "INTERPIPE NTRP" for 2008 on the 23rd of April, 2009;

(v) published in newspaper "Securities of Dnipropetrovs'k Region" No. 20 of the 18th of May, 2009 in the performance of requirements of Article 14 of Law of Ukraine "On Accounting and Financial Accountability in Ukraine" as to publication of Annual Financial and Consolidated Statements.

17. Document: Equity Capital Statement for 2008 (Attachment 17).

Date: (i) divulged at the request of Shareholders;

(ii) publicized as a part of Annual Statement for 2008 in the public information base of State Securities and Exchange Commission of Ukraine at the address: www.stockmarket.gov.ua on the 13th of April, 2009;

(iii) submitted to Shareholders at the General Shareholders Meeting of OJSC "INTERPIPE NTRP" on the 16th of April, 2009;

(iv) submitted to Dnipropetrovs'k Territorial Board of State Securities and Exchange Commission of Ukraine as a part of Annual Statement of OJSC "INTERPIPE NTRP" for 2008 on the 23rd of April, 2009;

(v) published in newspaper "Securities of Dnipropetrovs'k Region" No. 20 of the 18th of May, 2009 in the performance of requirements of Article 14 of Law of Ukraine "On Accounting and Financial Accountability in Ukraine" as to publication of Annual Financial and Consolidated Statements.

18. Document: Notes to Annual Financial Statement for 2008 (Attachment 18).

Date: (i) divulged at the request of Shareholders;

(ii) publicized as a part of Annual Statement for 2008 in the public information base of State Securities and Exchange Commission of Ukraine at the address: www.stockmarket.gov.ua on the 13th of April, 2009;

(iii) submitted to Shareholders at the General Shareholders Meeting of OJSC "INTERPIPE NTRP" on the 16th of April, 2009;

(iv) submitted to Dnipropetrovs'k Territorial Board of State Securities and Exchange Commission of Ukraine as a part of Annual Statement of OJSC "INTERPIPE NTRP" for 2008 on the 23rd of April, 2009;

(v) published in newspaper "Securities of Dnipropetrovs'k Region" No. 20 of the 18th of May, 2009 in the performance of requirements of Article 14 of Law of Ukraine "On Accounting and Financial Accountability in Ukraine" as to publication of Annual Financial and Consolidated Statements.

19. Document: The By-Laws of OJSC "INTERPIPE NTRP" (Attachment 19).

Date: (i) registered by means of its new version statement by State Registrar of Executive Committee of Dnipropetrovs'k City Council of People's Deputies on the 28th of May, 2009, Record Number 12241050019001344;

(ii) divulged at the request of Shareholders.

20. Document: Special information on the Issuer – "Data on Obtaining of a Credit to the Amount exceeding 25 Percent of the Issuer's Assets" (Attachment 20).

Date: (i) publicized in the news line of public information base at the address: www.stockmarket.gov.ua on the 05 of October, 2009;

(ii) published in newspaper "Bulletin of State Securities and Exchange Commission" No. 188 on the 07 of October, 2009;

(iii) submitted to Dnipropetrovs'k Territorial Board of State Securities and Exchange Commission of Ukraine on the 12st of October, 2009 as a note on appearance of special information at the Issuer's;

(iv) OJSC "Stock Exchange FETS" was advised on fact of publication of special Information in the news line of public information base on the 06 of October, 2009 in accordance with Legislation of Ukraine in force.

21. Document: Special information on the Issuer – "Data on Obtaining of a Credit to the Amount exceeding 25 Percent of the Issuer's Assets" (Attachment 21).

Date: (i) publicized in the news line of public information base at the address: www.stockmarket.gov.ua on the 22st of October, 2009;

(ii) published in newspaper "Bulletin of State Securities and Exchange Commission" No. 201 on the 26st of October, 2009;

(iii) submitted to Dnipropetrovs'k Territorial Board of State Securities and Exchange Commission of Ukraine on the 27st of October, 2009 as a note on appearance of special information at the Issuer's;

(iv) OJSC "Stock Exchange FETS" was advised on fact of publication of special Information in the news line of public information base on the 23st of October, 2009 in accordance with Legislation of Ukraine in force.

22. Document: Notification about holding the special general meeting of the shareholders of OJSC "INTERPIPE NTRP", which will hold on December 24, 2009 (Attachment 22).

Date: (i) open ad notam of the shareholders according to the Article 8 "Joint-stock company authorities" paragraph 8.2 "General meetings of the shareholders" subparagraph 8.2.7. of the OJSC "INTERPIPE NTRP" Statute;

(ii) Published:

- on November 07, 2009 in the newspaper "Zorya" № 122 (20988);
- on November 06, 2009 in the newspaper "Bulletin of State Securities and Exchange Commission" No. 210.

23. Document: Special information on the Issuer – "Data on Obtaining of a Credit to the Amount exceeding 25 Percent of the Issuer's Assets" (Attachment 23).

Date: (i) publicized in the news line of public information base at the address: www.stockmarket.gov.ua on the 13st of November, 2009;

(ii) published in newspaper "Bulletin of State Securities and Exchange Commission" No. 217 on the 17st of November, 2009;

(iii) submitted to Dnipropetrovs'k Territorial Board of State Securities and Exchange Commission of Ukraine on the 19st of November, 2009 as a note on appearance of special information at the Issuer's;

(iv) OJSC "Stock Exchange FETS" was advised on fact of publication of special Information in the news line of public information base on the 16st of November, 2009 in accordance with Legislation of Ukraine in force.

24. Document: Special information on the Issuer – "Data on Obtaining of a Credit to the Amount exceeding 25 Percent of the Issuer's Assets" (Attachment 24).

Date: (i) publicized in the news line of public information base at the address: www.stockmarket.gov.ua on the 13st of November, 2009;

(ii) published in newspaper "Bulletin of State Securities and Exchange Commission" No. 217 on the 17st of November, 2009;

(iii) submitted to Dnipropetrovs'k Territorial Board of State Securities and Exchange Commission of Ukraine on the 19st of November, 2009 as a note on appearance of special information at the Issuer's;

(iv) OJSC "Stock Exchange FETS" was advised on fact of publication of special Information in the news line of public information base on the 16st of November, 2009 in accordance with Legislation of Ukraine in force.

25. Document: Information on the Registrar (Attachment 20).

Date: (i) divulged at the request of Shareholders;

(ii) publicized in the public information base of State Securities and Exchange Commission of Ukraine at the address: www.stockmarket.gov.ua on the 13th of April, 2009;

(iii) submitted to Dnipropetrovs'k Territorial Board of State Securities and Exchange Commission of Ukraine as a part of Annual Statement of OJSC "INTERPIPE NTRP" for 2008 on the 23rd of April, 2009;

(iv) published in newspaper "Bulletin of State Securities and Exchange Commission" No. 72 on the 17th of April, 2009 in accordance with requirements of Legislation of Ukraine in force;

26. Document: Information on the Shareholders from USA and the last distributions of issues of securities (Attachment 21).

Date: (i) divulged at the request of Shareholders;

(ii) information on distribution of issues of securities is included into the Annual Statement of OJSC "INTERPIPE NTRP" for 2008 and submitted to Dnipropetrovs'k Territorial Board of State Securities and Exchange Commission of Ukraine on the 23rd of April, 2009;

(iii) publicized in the public information base of State Securities and Exchange Commission of Ukraine at the address: www.stockmarket.gov.ua as a part of Annual Statement of OJSC "INTERPIPE NTRP" for 2008 on the 13th of April, 2009.

Attachment 1

File No.82-4814

"Zorya" Newspaper, dated 04.11.2008 No.123 (20841)

Dear Shareholders:

OPEN JOINT-STOCK COMPANY "INTERPIPE NYZHNEDNEPROVSKY TUBE ROLLING PLANT" announces of calling of Regular General Shareholders Meeting of the Company which will take place on the 25th of December, 2008 at 2:00 p.m. in the Conference Hall of Plant Office (the second floor of nine-storeyed Engineering Building) at the address: Dnipropetrovs'k, vul. Stoletova, 21 (route terminal of trolleybus No. 15)

Agenda:

1. Introduction of changes and addenda into the Company By-Laws.
2. Approval of limits for granting of financial and property guarantees by the third persons' liabilities in 2009.
3. Making of decision as regards mortgage of the Company Fixed Assets with their Individual Book Value being equal to or exceeding 15 150 000 UAH and approval of decision as regards mortgage of the Company Fixed Assets with their Aggregate Book Value being equal to or exceeding 252 500 000 UAH.

The registration will be carried out at the place of Meeting on the 16th of April, 2009 since 11:40 a.m. till 13:40 p.m.

The Documents to be taken with oneself for participation in the Shareholders Meeting are as follows:

- for the Shareholders – Identifying Document (Passport) and the Document proving the right of property to the shares;
- the representatives of Shareholders – Power of Attorney formalized in accordance with Legislation in force or any other Document proving the representative's authorities as well as Identifying Document (Passport) and the Document proving the right of property to the shares.

The Shareholders may personally become familiar with the materials connected to agenda at the address: Dnipropetrovs'k. vul. Stoletova, 21 in accordance with Legislation of Ukraine in force

Supplementary information may be obtained by telephones:
(0562) 35-83-47, 35-83-49

Board of OJSC "INTERPIPE NTRP"

"Bulletin of State Securities and Exchange Commission" Newspaper, dated 05.11.2008 No.215 (469).

Dear Shareholders:

OPEN JOINT-STOCK COMPANY "INTERPIPE NYZHNEDNEPROVSKY TUBE ROLLING PLANT" announces of calling of Regular General Shareholders Meeting of the Company which will take place on the 25th of December, 2008 at 2:00 p.m. in the Conference Hall of Plant Office (the second floor of nine-storeyed Engineering Building) at the address: Dnipropetrovs'k, vul. Stoletova, 21 (route terminal of trolleybus No. 15)

Agenda:

1. Introduction of changes and addenda into the Company By-Laws.
2. Approval of limits for granting of financial and property guarantees by the third persons' liabilities in 2009.
3. Making of decision as regards mortgage of the Company Fixed Assets with their Individual Book Value being equal to or exceeding 15 150 000 UAH and approval of decision as regards mortgage of the Company Fixed Assets with their Aggregate Book Value being equal to or exceeding 252 500 000 UAH.

The registration will be carried out at the place of Meeting on the 16th of April, 2009 since 11:40 a.m. till 13:40 p.m.

The Documents to be taken with oneself for participation in the Shareholders Meeting are as follows:

- for the Shareholders – Identifying Document (Passport) and the Document proving the right of property to the shares;
- the representatives of Shareholders – Power of Attorney formalized in accordance with Legislation in force or any other Document proving the representative's authorities as well as Identifying Document (Passport) and the Document proving the right of property to the shares.

The Shareholders may personally become familiar with the materials connected to agenda at the address: Dnipropetrovs'k. vul. Stoletova, 21 in accordance with Legislation of Ukraine in force

Supplementary information may be obtained by telephones:
(0562) 35-83-47, 35-83-49

Board of OJSC "INTERPIPE NTRP"

Attachment 2

File No.82-4814

"Zorya" Newspaper, dated 13.12.2008 No.140(20858)

Attention of Shareholders
OF OPEN JOINT-STOCK COMPANY
"INTERPIPE NYZHNEDNEPROVSKY TUBE ROLLING PLANT"

The following additional questions are included into the agenda of Extraordinary General Shareholders Meeting of the Company which will take place on the 25th of December, 2008 at 2:00 p.m. in the Conference Hall of Plant Office (the second floor of nine-storeyed Engineering Building) at the address: Dnipropetrovs'k, vul. Stoletova, 21 (route terminal of trolleybus No. 15) basing on the Article 43 of Law of Ukraine "On Economic Companies" on proposal of Shareholder holding more than 10 percent of votes:

4. Recall and election of members of the Supervisory Board.
5. Approval of conclusion of transactions by the Company having nothing in common with the Company object of activities in cases when general amount of liabilities arising at Company on the grounds of such transaction or some connected transactions exceeds 10 000 000 UAH (without Value-Added Tax) or equivalent of this sum stated in foreign currency.

(The publication on agenda of Extraordinary General Shareholders Meeting was placed in the newspapers "Bulletin of State Securities and Exchange Commission" No. 215 (469) of the 5th of November, 2008 and "Zorya" No. 123 (20841) of the 4th of November, 2008.

Supplementary information may be obtained by telephones:
(0562) 35-83-47

Board of OJSC "INTERPIPE NTRP"

"Bulletin of State Securities and Exchange Commission" Newspaper, dated 12.12.2008 No.

Attention of Shareholders
OF OPEN JOINT-STOCK COMPANY
"INTERPIPE NYZHNEDNEPROVSKY TUBE ROLLING PLANT"

The following additional questions are included into the agenda of Extraordinary General Shareholders Meeting of the Company which will take place on the 25th of December, 2008 at 2:00 p.m. in the Conference Hall of Plant Office (the second floor of nine-storeyed Engineering Building) at the address: Dnipropetrovs'k, vul. Stoletova, 21 (route terminal of trolleybus No. 15) basing on the Article 43 of Law of Ukraine "On Economic Companies" on proposal of Shareholder holding more than 10 percent of votes:

4. Recall and election of members of the Supervisory Board.
5. Approval of conclusion of transactions by the Company having nothing in common with the Company object of activities in cases when general amount of liabilities arising at Company on the grounds of such transaction or some connected transactions exceeds 10 000 000 UAH (without Value-Added Tax) or equivalent of this sum stated in foreign currency.

(The publication on agenda of Extraordinary General Shareholders Meeting was placed in the newspapers "Bulletin of State Securities and Exchange Commission" No. 215 (469) of the 5th of November, 2008 and "Zorya" No. 123 (20841) of the 4th of November, 2008.

Supplementary information may be obtained by telephones:
(0562) 35-83-47

Board of OJSC "INTERPIPE NTRP"

Attachment 3

File No.82-4814

Translation from Ukrainian

MINUTES No. 10
of Extraordinary General Shareholders Meeting
of OPEN JOINT-STOCK COMPANY
"INTERPIPE NYZHNEDNEPROVSKY TUBE ROLLING PLANT"

Dnipropetrovs'k December 25, 2008

The Chairman of Board, Korotkov Andriy Mykolayovych, greeted the Shareholders and their representatives present in the Hall.

The Chairman of Board reported that all the Shareholders and their representatives arrived at the Extraordinary General Shareholders Meeting had been registered by the Company Registrar – Limited Liability Company "Sigma Register".

The representative of Registrar, Klyuchnyk Larysa Mykolayivna, read out the Minutes of Registration Committee Meeting as regards registration of Participants of Extraordinary General Shareholders Meeting of OJSC "INTERPIPE NTRP".

The Registration Committee has registered the Participants of Extraordinary General Shareholders Meeting of OJSC "INTERPIPE NTRP".

Beginning of registration: 11:40 a.m.

Finishing of registration: 13:40 p.m.

The Participants were registered on the basis of Register of Nominal Security Holders of OJSC "INTERPIPE NTRP" drawn up as of the 25th of December, 2008 - the date of holding of Extraordinary General Shareholders Meeting. The Register of Nominal Security Holders is drawn up on 276 pages, broached, numbered having the seal of Registrar of OPEN JOINT-STOCK COMPANY "INTERPIPE NYZHNEDNEPROVSKY TUBE ROLLING PLANT" - Limited Liability Company "Sigma Register" attached.

The total quantity of votes makes up 400 000 000 according to the Company By-Laws.

The facts established by Registration Committee were as follows:

There were 25 Participants (Shareholders and their representatives) registered to take part in the Extraordinary General Shareholders Meeting with the voting right representing 342 557 909 votes making up 85.63948 percent of total quantity of votes.

The Extraordinary General Shareholders Meeting was competent according to Article 41 of Law of Ukraine "On Economic Companies"; the quorum for holding of General Meeting is present.

Supplementary information:

The quantity of votes necessary to settle the questions of agenda requiring ordinary majority of votes makes up 171 278 955.

The quantity of votes necessary to settle the questions of agenda requiring ¾ of ordinary quantity of votes makes up 256 918 432.

The Chairman of Board informed the Shareholders to the effect that **the Meeting was declared to be opened.**

The Chairman of Board proposed to approve the composition of Counting Board. The persons proposed to be elected to the composition of Counting Board are as follows: V.Ya. Bezbakh, O.Ya. Gryb, K.O. Doroshenko, A.A. Kirichenko, O.V. Kucherenko, L.I. Nedashkivs'ka, I.V. Pikush, I.P. Sapunova, Yu. I. Soroka, L.G. Starovyerova, S.V. Til'nyy and L.I. Filonenko.

The Chairman of Board informed that in order to elect the Counting Board the Registrar would count the votes participating in the voting in questions submitted to the Extraordinary General Shareholders Meeting. It was suggested to put to the vote the question on approval of proposed composition of Counting Board and to vote by a list. There were no any other proposals made as regards voting procedure. The Registrar was proposed to commence counting of votes in question on approval of proposed composition of Counting Board.

The voting was carried out.

To announce the results of voting the floor was given to Klyuchnyk Larysa Mykolayivna, representative of Registrar.

Resolved:

To approve proposed Counting Board of Extraordinary General Shareholders Meeting of OJSC "INTERPIPE NTRP" consisting of the persons as follows:

V.Ya. Bezbakh, O.Ya. Gryb, K.O. Doroshenko, A.A. Kirichenko, O.V. Kucherenko, L.I. Nedashkivs'ka, I.V. Pikush, I.P. Sapunova, Yu. I. Soroka, L.G. Starovyerova, S.V. Til'nyy and L.I. Filonenko.

The results of voting according to the Minutes of Registration Committee on counting of votes:

"For"	-	342 557 909 votes making up 100.00 % of persons present at the Meeting			
"Against"	-	None			
"Abstained"	-	None			
"Failed to take part in the voting"	-	None			

The resolution was adopted.

To announce the Minutes No. 1 of Sitting of Counting Board of Extraordinary General Shareholders Meeting of OJSC "INTERPIPE NTRP" of the 25th of December, 2008 the floor was given to I.V. Pikush, a member of Counting Board.

I.V. Pikush: According to the Minutes No. 1 of Sitting of Counting Board of Extraordinary General Shareholders Meeting of OJSC "INTERPIPE NTRP" of the 25th of December, 2008

Resolved:

To elect Pikush Iryna V'yacheslavivna a Chairman of Counting Board.

To elect Nedashkivs'ka Lyudmyla Ivanivna a Secretary of Counting Board.

The Chairman of Board proposed the Counting Board elected to commence counting of votes when voting on the following questions submitted to the Extraordinary General Shareholders Meeting.

The Chairman of Board proposed to elect Gorb Yevgen Vasylyovych a Chairman of Extraordinary General Shareholders Meeting. There were no any other proposals put forward.

The question was put to the vote. The Counting Board was proposed to count the votes.

Resolved:

To elect Gorb Yevgen Vasylyovych a Chairman of Extraordinary General Shareholders Meeting.

The results of voting according to the Minutes No. 2 of Counting Board on counting of votes:

"For"	-	342 557 909 votes making up 100.00 % of persons present at the Meeting			
"Against"	-	None			
"Abstained"	-	None			
"Failed to take part in the voting"	-	None			

The resolution was adopted.

Ye.V. Gorb commenced to fulfil the duties of Chairman of Meeting.

The question on election of Secretary of Meeting and Secretariat was put to the vote on proposal of Chairman of Meeting. The Chairman of Meeting proposed to elect L.G. Bondarenko a Secretary of Meeting and the Secretariat in following composition proposed by Organizing Committee:

A.V. Shtan'ko, L.B.Khomenko and O.V. Shtan'ko. There were no any other proposals put forward by candidacies of Chairman of Board and Secretariat. The question was put to the vote. The Counting Board was proposed to count the votes.

Resolved:

To elect Bondarenko Lyudmyla Grygorivna a Secretary of Meeting and the Secretariat in following composition:

- Shtan'ko Anna Valeriyivna;
- Khomenko Larysa Borysivna;
- Shtan'ko Olena Valeriyivna.

The results of voting according to the Minutes No. 3 of Counting Board on counting of votes:

"For"	-	342 557 909 votes making up 100.00 % of persons present at the Meeting			
"Against"	-	None			
"Abstained"	-	None			
"Failed to take part in the voting"	-	None			

The resolution was adopted.

The Chairman of Meeting proposed the Secretary of Meeting and Secretariat elected to take their seats specially assigned and to enter upon their duties.

The following composition of Drafting Committee proposed by Organizing Committee was submitted to approval on proposal of Chairman of Board: N.O. Golikova and V.A. Derkach, representatives of Shareholders.

There were no any other proposals put forward by candidacies of composition of Drafting Committee. The question was put to the vote. The Counting Board was proposed to count the votes.

Resolved:

To elect Drafting Committee with its composition as follows:

- Golikova Nataliya Oleksandrivna;
- Derkach Viktoriya Anatoliyivna.

The results of voting according to the Minutes No. 4 of Counting Board on counting of votes:

"For"	-	342 557 909 votes making up 100.00 % of persons present at the Meeting			
"Against"	-	None			
"Abstained"	-	None			
"Failed to take part in the voting"	-	None			

The resolution was adopted.

The procedure for examination of agenda questions and time limit for holding of Extraordinary General Shareholders Meeting proposed by Chairman of Meeting are as follows:

1. Introduction of changes and addendum into the Company By-Laws (Speaker is Golikova Nataliya Oleksandrivna, Head of Legal and Contractual Work Department) – up to 5 minutes.
2. Approval of limits for granting of financial and property guarantees by the third persons' liabilities in 2009 (Speaker is Nakhod Oleksandr Ivanovych, Finance and Economics Director) – up to 5 minutes.
3. Approval of decision as regards mortgage of the Company Fixed Assets with their Individual Book Value being equal to or exceeding 15 150 000 UAH and approval of decision as regards mortgage of the Company Fixed Assets with their Aggregate Book Value being equal to or exceeding 252 500 000 UAH. (Speaker is Nakhod Oleksandr Ivanovych, Finance and Economics Director) – up to 5 minutes.
4. Recall and election of members of Supervisory Board. (Speaker is Nakhod Oleksandr Ivanovych, Finance and Economics Director) – up to 5 minutes.
5. Approval of conclusion of transactions by the Company having nothing in common with the Company object of activities in cases when general amount of liabilities arising at Company on the grounds of such transaction or some connected transactions exceeds 10 000 000 UAH (without Value-Added Tax) or equivalent of this sum stated in foreign currency. (Speaker is Nakhod Oleksandr Ivanovych, Finance and Economics Director) – up to 5 minutes.

The time limit for speakers taking floor in the course of a debate was up to 3 minutes.

The Meeting should be hold without break.

All the questions addressed to Speakers as well as proposals should be submitted in writing to the Secretary.

There were no any other proposals put forward as to procedure for examination of agenda questions and time limit for holding of Extraordinary General Shareholders Meeting.

The proposals submitted by Chairman of Meeting as regards procedure for examination of agenda questions and time limit for holding of Extraordinary General Shareholders Meeting were proposed to put to the vote.

The Counting Board was proposed to count the votes.

Resolved:

To approve proposed procedure for examination of agenda questions and time limit for holding of Extraordinary General Shareholders Meeting OJSC "INTERPIPE NTRP".

The results of voting according to the Minutes No. 5 of Counting Board on counting of votes:

"For"	-	342 557 909 votes making up 100.00 % of persons present at the Meeting			
"Against"	-	None			
"Abstained"	-	None			
"Failed to take part in the voting"	-	None			

The resolution was adopted.

Having finished adoption of resolutions on questions of procedure everybody present proceeded to examination of agenda questions of General Shareholders Meeting.

I. On the first agenda question

LISTENED TO:

Report of Golikova Nataliya Oleksandrivna, Head of Legal and Contractual Work Department, on introduction of changes and addendum into the Company By-Laws.

The Speaker, N.O. Golikova, proposed a Draft Decision on this question. There were no any other Draft Decisions or changes to be introduced into Draft Decision announced by the Speaker on this agenda question submitted. The Draft Decision proposed by the Speaker was put to the vote. The Counting Board was proposed to count the votes.

RESOLVED:

1. To introduce the following changes into the By-Laws of OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHEDNEPROVSKY TUBE ROLLING PLANT" and approve the ones:

Paragraph 3.2. of the By-Laws to supplement with the sub-paragraph of the following content:

" – rendering of consulting and information services in the fields of information technologies";

" – servicing of local computer networks";
" – servicing of computer and office equipment";
"- creation, provision and support of automation of business processes existing";
" – service-rendering on health improvement of natural persons";
" – carrying out of mining operations in the deposits of national importance included into State Fund of Mineral Deposits;
" – commercial production of deposits and realization of minerals of local importance;
" – other kinds of economic (business) activity unforbidden by Legislation of Ukraine".

2. To charge Gorb Yevgen Vasylyovych with signing of approved changes to the By-Laws of OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE ROLLING PLANT" (by means of statement of new version of the By-Laws).

The results of voting according to the Minutes No. 6 of Counting Board on counting of votes:

"For"	-	342 557 909 votes making up 100.00 % of persons present at the Meeting			
"Against"	-	None			
"Abstained"	-	None			
"Failed to take part in the voting"	-	None			

The resolution was adopted.

II. On the second agenda question

LISTENED TO:

The Report of Nakhod Oleksandr Ivanovych, Finance and Economics Director, on approval of limits for granting of financial and property guarantees by the third persons' liabilities in 2009.

The Speaker proposed a Draft Decision on this question. There were no any other Draft Decisions or changes to be introduced into Draft Decision announced by the Speaker on this agenda question submitted. The Draft Decision proposed by the Speaker was put to the vote. The Counting Board was proposed to count the votes.

RESOLVED:

1. To approve limits for granting of guarantees by the third persons' liabilities in the amount equivalent to 175 050 000 (one hundred and seventy-five million and fifty thousand) US dollars.
2. To approve that the limit aforementioned should be applied exclusively to the guarantees granted by the Company in 2009 as well as to the guarantees with their period of validity prolonging in 2009. When calculation of application of limit for guarantees granted by the Company in 2009, the guarantees granted by the Company during 2008 shouldn't be taken into account.
3. The guarantees with keeping to the limit aforementioned may be granted for security of liabilities of following Companies (persons):

- Company "INTERPIPE UKRAINE";
- Company "INTERPIPE MANAGEMENT";
- Company "INTERPIPE NIKO TUBE";
- OJSC Company "INTERPIPE NTRP";
- CJSC "NRZ";
- CJSC "NZTO";
- CJSC "TEPLOGENERATSIYA";
- Company "MZ DNIPROSTAL";
- Company "YAKIST" Scientific Production Center;
- OJSC "DNIPROVTORMET";
- Company "LUGANS'K COMPLEX VTORMET";
- Interpipe Limited;
- Steel One Limited;
- Interpipe Europe S.A.;
- KLW Wheelco S.A.;
- Interpipe M.E. FZE
- "INTERPIPE KAZAKHSTAN" Co., Ltd;
- Company "INTERPIPE-M".

The results of voting according to the Minutes No. 7 of Counting Board on counting of votes:

"For"	-	342 557 909 votes making up 100.00 % of persons present at the Meeting			
"Against"	-	None			
"Abstained"	-	None			
"Failed to take part in the voting"	-	None			

The resolution was adopted.

III. On the third agenda question

LISTENED TO:

The Report of Nakhod Oleksandr Ivanovych, Finance and Economics Director, on approval of decision as regards mortgage of the Company Fixed Assets with their Individual Book Value being equal to or exceeding

15 150 000 UAH and making of decision as regards mortgage of the Company Fixed Assets with their Aggregate Book Value being equal to or exceeding 252 500 000 UAH.

The Speaker proposed to remove the question aforementioned from agenda because absence of need for mortgage of the Company Fixed Assets. There were no any other proposals submitted.

The Draft Decision proposed was put to the vote. The Counting Board was proposed to count the votes.

RESOLVED:

To remove the third agenda question "Approval of decision as regards mortgage of the Company Fixed Assets with their Individual Book Value being equal to or exceeding 15 150 000 UAH and approval of decision as regards mortgage of the Company Fixed Assets with their Aggregate Book Value being equal to or exceeding 252 500 000 UAH" from examination of the Extraordinary General Shareholders Meeting OJSC.

The results of voting according to the Minutes No. 8 of Counting Board on counting of votes:

"For"	-	342 557 909 votes making up 100.00 % of persons present at the Meeting			
"Against"	-	None			
"Abstained"	-	None			
"Failed to take part in the voting"	-	None			

The resolution was adopted.

IV. On the fourth agenda question

LISTENED TO:

The Report of Nakhod Oleksandr Ivanovych, Finance and Economics Director, on recall and election of members of Supervisory Board.

The Speaker proposed Draft Decisions on this question.

The Chairman of Meeting proposed firstly to vote for recall of a member of Supervisory Board and then for election of candidacy to the membership of Supervisory Board.

Any other proposals were submitted to the Secretariat neither on this agenda question nor by the Draft Decisions proposed and nor as to procedure of voting by Draft Decisions aforementioned.

The Draft Decisions proposed were put to the vote. The Counting Board was proposed to count the votes.

RESOLVED:

1. To recall a Shareholder - Limited Liability Company "Investment Company "Credit-Dnipro- Invest" in the person of its representative Rittner Frank - from the membership of Supervisory Board.

The results of voting according to the Minutes No. 9 of Counting Board on counting of votes:

"For"	-	342 557 909 votes making up 100.00 % of persons present at the Meeting			
"Against"	-	None			
"Abstained"	-	None			
"Failed to take part in the voting"	-	None			

The resolution was adopted.

2. To elect Shareholder Slyusarev Oleksiy Yuriyovych a member of Supervisory Board.

The results of voting according to the Minutes No. 9 of Counting Board on counting of votes:

"For"	-	342 551 822 votes making up 99.9982 % of persons present at the Meeting			
"Against"	-	None			
"Abstained"	-	None			
"Failed to take part in the voting"	-	6 087 votes making up 0.0018 % of persons present at the Meeting			

The resolution was adopted.

V. On the fifth agenda question

LISTENED TO:

The Report of Nakhod Oleksandr Ivanovych, Finance and Economics Director, on approval of conclusion of transactions by the Company having nothing in common with the Company object of activities in cases when general amount of liabilities arising at Company on the grounds of such transaction or some connected transactions exceeds 10 000 000 UAH (without Value-Added Tax) or equivalent of this sum stated in foreign currency.

The Speaker proposed Draft Decision on this question. There were no any other Draft Decisions or changes to the Draft Decision announced by the Speaker on this agenda question submitted.

The Draft Decision proposed was put to the vote. The Counting Board was proposed to count the votes.

RESOLVED:

To approve OJSC "INTERPIPE NTRP" as Guarantor of Dealer Manager Agreement concluded between THE ROYAL BANK OF SCOTLAND PLC as Dealer Manager, Company "INTERPIPE LIMITED" as Issuer, Company "INTERPIPE UKRAINE" and Company "INTERPIPE NIKO TUBE" as Guarantors and MILLEN FINANCIAL LIMITED as Millen.

The results of voting according to the Minutes No. 10 of Counting Board on counting of votes:

"For"	-	342 553 776 votes making up 99.993 % of persons present at the Meeting			
"Against"	-	24 133 votes making up 0.007 % of persons present at the Meeting			
"Abstained"	-	None			
"Failed to take part in the voting"	-	None			

The resolution was adopted.

Ye.V. Gorb, the Chairman of Meeting, asked the Participants of Meeting whether they had any questions concerning conduct of business. There were no any questions. Ye.V. Gorb thanked everybody for his work.

THE EXTRAORDINARY GENERAL SHAREHOLDERS MEETING OF OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"

WAS DECLARED TO BE CLOSED.

Chairman of Shareholders Meeting (signature) Ye. V. Gorb

Secretary of Shareholders Meeting (signature) L. G. Bondarenko

Seal

Attachment 4

File No.82-4814

NOTE ON APPEARANCE OF PARTICULARLY IMPORTANT INFORMATION ON THE ISSUER

1. General Information

1.1. Full name of Issuer	OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"
1.2. Legal Organizational Form	Open Joint-Stock Company
1.3. Issuer Identification Code by YEDRPOU	05393116
1.4. Seat of Issuer	Ukraine, 49081 Dnipropetrovs'k, vul. Stoletova, 21
1.5. National Code, Telephone and fax of Issuer	Tel.: (0562) 35-91-03; 35-92-50 Fax (0562) 34-91-08
1.6. Electronic mail address of Issuer	info@ntrp.interpipe.biz
1.7. Internet Page Address used by Issuer supplementary to disclose the information	
1.8. Kind of supplementary information in accordance with requirements of Chapter 2 Section II or information concerning mortgage-backed securities in accordance with requirements of Chapter III of this Provision.	Data on change of the staff of officers

2. Text of Note

Content of Information:

The Extraordinary Shareholders General Meeting of OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHEDNEPROVSKY TUBE-ROLLING PLANT" taken place on the 25th of December, 2009 in agenda question *"Recall and Election of Members of the Company Supervisory Board"* because of finishing of term of office of a member of Supervisory Board made the following decisions:

1. A member of Supervisory Board Limited Liability Company "Investment Company "Credit-Dnipro- Invest" (YEDRPOU Code 23358477) in the person of its representative Rittner Frank, Passport No. 515548158 issued by STADT. MEERBUSCH on the 5th of January, 2007 is recalled from the membership of Supervisory Board in connection with withdrawal from membership of Shareholders of OJSC "INTERPIPE NTRP" being in office of a member of Supervisory Board since the 18th of March, 2008 till the 24th of December, 2008.

Rittner Frank has no any criminal records for lucrative crimes and official malfeasances uncancelled.

2. Slyusarev Oleksiy Yuriyovych, Passport Series AE No. 211263 issued by Zhovtnevyy District Department of Dnipropetrovs'k City Board of Department of Internal Affairs of Ukraine in Dnipropetrovs'k Region on the 27th of February, 1996, is elected a member of Supervisory Board. At present he is being in office of Director of Company "INTERPIPE UKRAINE".

The offices held by him during the time of his activities are as follows: Deputy Director on production and consulting questions in Company "INTERPIPE MANAGEMENT", Head of Supervisory Board of Company "INTERPIPE NIKO TUBE" and Head of Supervisory Board of OJSC "Dniprovtormet".

O.Yu. Slyusarev is holding 0.00000225 percent of the Authorized (Compound) Capital Stock having no any criminal records for lucrative crimes and official malfeasances uncancelled.

3. Signature

The person mentioned below confirms the authenticity of information stated acknowledging that he is fully answerable in accordance with Legislation.

Chairman of the Board A.M.Korotkov

Signature

December 25, 2008
(date)

Seal

Attachment 5

File No.82-4814

NOTE ON APPEARANCE OF PARTICULARLY IMPORTANT INFORMATION ON THE ISSUER

1. General Information

1.1. Full name of Issuer	OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"
1.2. Legal Organizational Form	Open Joint-Stock Company
1.3. Issuer Identification Code by YEDRPOU	05393116
1.4. Seat of Issuer	Ukraine, 49081 Dnipropetrovs'k, vul. Stoletova, 21
1.5. National Code, Telephone and fax of Issuer	Tel.: (0562) 35-91-03; 35-92-50 Fax (0562) 34-91-08
1.6. Electronic mail address of Issuer	info@ntrp.interpipe.biz
1.7. Internet Page Address used by Issuer supplementary to disclose the information	
1.8. Kind of supplementary information in accordance with requirements of Chapter 2 Section II or information concerning mortgage-backed securities in accordance with requirements of Chapter III of this Provision.	Information on change of Shareholders holding 10 percent and more of voting shares.

2. Text of Note

Content of Information:

On the 25th of December, 2008 the Issuer obtained information as to the following changes having taken place on the accounts of Shareholders holding 10 percent and more of shares of OJSC "INTERPIPE NIZHNEDNEPROVSKY TUBE ROLLING PLANT":

The Company "INTERPIPE LIMITED", a legal person situated to the address: Kennedy 8, Athienitis Building, 4th Floor, Flat/Office 401, P.C. 1087, Nicosia, Cyprus, Registration Number HE 170535 has bought share package being the Holder of 21.840 percent of voting shares of OJSC "INTERPIPE NTRP".

3. Signature

The person mentioned below confirms the authenticity of information stated acknowledging that he is fully answerable in accordance with Legislation.

Chairman of the Board A.M.Korotkov

Signature

Seal

December 25, 2008
(date)

Attachment 6

File No.82-4814

NOTE ON APPEARANCE OF PARTICULARLY IMPORTANT INFORMATION ON THE ISSUER

1. General Information

1.1. Full name of Issuer	OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"
1.2. Legal Organizational Form	Open Joint-Stock Company
1.3. Issuer Identification Code by YEDRPOU	05393116
1.4. Seat of Issuer	Ukraine, 49081 Dnipropetrovs'k, vul. Stoletova, 21
1.5. National Code, Telephone and fax of Issuer	Tel.: (0562) 35-91-03; 35-92-50 Fax (0562) 34-91-08
1.6. Electronic mail address of Issuer	info@ntrp.interpipe.biz
1.7. Internet Page Address used by Issuer supplementary to disclose the information	
1.8. Kind of supplementary information in accordance with requirements of Chapter 2 Section II or information concerning mortgage-backed securities in accordance with requirements of Chapter III of this Provision.	Data on obtaining of credit to the amount exceeding 25 percent of Issuer's Assets

2. Text of Note

Content of Information:

On the 14th of July, 2008 OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHEDNEPROVSKY TUBE-ROLLING PLANT" on the basis of decision of Supervisory Board (Minutes of Meeting of Supervisory Board No. 210 of the 10th of July, 2008) signed an Agreement on granting of Credit Line No. NTZ-EUR with Company "INTERPIPE LIMITED" situated to the address: Kennedy 8, Athienitis Building, 4th Floor, Flat/Office 401, P.C. 1087, Nicosia, Cyprus.

Kind of credit – Renewable Credit Line, the sum of credit is 130 000 000.00 (one hundred and thirty million) Euros, rate of interest: 11 percent per annum for the tranches with their term of use non-exceeding 12 months and 18 percent per annum for the tranches with their term of use exceeding 12 months.

The credit was obtained in order to increase the Current Assets of OJSC "INTERPIPE NTRP".

Kind of mortgage: without mortgage. There is no any other method available to provide for Credit Line.

OJSC "INTERPIPE NTRP" undertakes to repay the credit in full till the 14th of July, 2018. OJSC "INTERPIPE NTRP" enjoys the right to repay credit either partially or in full within the entire term of validity of Agreement. The payments to repay the credit as well as the ones of interest payment are carried out by means of Cash Assets transfer to the Creditor's account.

On the 12th of January, 2009 OJSC "INTERPIPE NTRP" received the first tranche to the amount of 50 000.00 (fifty thousand) Euros.

The percentage ratio of amount of tranche to amount of credit makes up 0.0384 percent.

The Net Asset Value calculated as of the end of the last reporting period (as of the 1st of October, 2008) made up 1 903 952 000.00 UAH (one million nine hundred and three thousand nine hundred and fifty-two) UAH. The percentage ratio of amount of Agreement on granting of Credit Line

No. NTZ-EUR to the Asset Value as of the beginning of reporting year made up 38.04 percent.

3. Signature

The person mentioned below confirms the authenticity of information stated acknowledging that he is fully answerable in accordance with Legislation.

Chairman of the Board A.M.Korotkov

Signature

January 14, 2009
(date)

Seal

Attachment 7

File No.82-4814

"Zorya" Newspaper, dated 24.02.2009 No.20 (20886)

Dear Shareholders:

OPEN JOINT-STOCK COMPANY "INTERPIPE NYZHNYODNIPROVS'KYY TUBE-ROLLING PLANT" announces of calling of Regular General Shareholders Meeting of the Company which will take place on the 16th of April, 2009 at 2:00 p.m. in the Conference Hall of Plant Office (the second floor of nine-storeyed Engineering Building) at the address: Dnipropetrovs'k, vul. Stoletova, 21 (route terminal of trolleybus No. 15).

Agenda:

1. Approval of Statement of the Company Board on results of activities for 2008 and approval of guidelines of Company activities in 2009.
2. Approval of Statement and Conclusions of the Company Auditing Committee by results of checks of financial and economic activity of the Company carried out in 2008.
3. Approval of Annual Financial Statement for 2008 and the results of financial and economic activity of the Company carried out in 2008.
4. Approval of profit distribution procedure, period and payment of a part of profit (dividends), determination of procedure of cover for losses.
5. Approval of primary indices of financial and economic activity of the Company for 2009.
6. Introduction of changes and addenda into the Company By-Laws.
7. Recall and election of members of the Company Supervisory Board.
8. Recall and election of members of the Company Auditing Committee.

Primary Indices of Financial and Economic Activity of the Company (thousand UAH)

Name of Index	Period	
	Report	Previous
Assets in all	4 671 816.0	3 601 084.0
Fixed Assets	1 368 120.0	1 461 587.0
Long-term Financial Investment	-	-
Reserves	798 197.0	580 191.0
Effective Accounts Receivable	188 976.0	1 283 519.0
Cash Assets and their equivalents	195 490.0	12 278.0
Undistributed profit	754 367.0	716 297.0
Equity Capital	1 810 294.0	1 823 277.0
Authorized Capital Stock	100 000.0	13 471.0
Long-term liabilities	1 751 332.0	1 036 429.0
Current liabilities	1 092 780.0	727 842.0
Net profit (loss)	(110 278.0)	433 146.0
Average annual quantity of ordinary shares (pieces)	153 164 126	53 883 778
Quantity of own shares redeemed during the period (pieces)	-	43 815
Sum total of Cash Assets spent for redemption of own shares during the period	-	9 026.0
Strength of employees as of the end of period (persons)	8 236	8 415

The registration will be carried out at the place of Meeting on the 16th of April, 2009 since 11:40 a.m. till 13:40 p.m.

The Documents to be taken with oneself for participation in the Shareholders Meeting are as follows:

- for the Shareholders – Identifying Document (Passport) and the Document proving the right of property to the shares;
- the representatives of Shareholders – Power of Attorney formalized in accordance with Legislation in force or any other Document proving the representative's authorities as well as Identifying Document (Passport) and the Document proving the right of property to the shares.

The Shareholders may personally become familiar with the materials connected to agenda at the address: Dnipropetrovs'k. vul. Stoletova, 21 in accordance with Legislation of Ukraine in force

Supplementary information may be obtained by telephones:
(0562) 35-83-47, 35-83-49

Board of OJSC "INTERPIPE NTRP"

"Bulletin of State Securities and Exchange Commission" Newspaper, dated 25.02.2009 No.36

Dear Shareholders:

OPEN JOINT-STOCK COMPANY "INTERPIPE NYZHNYODNIPROVS'KYY TUBE-ROLLING PLANT" announces of calling of Regular General Shareholders Meeting of the Company which will take place on the 16th of April, 2009 at 2:00 p.m. in the Conference Hall of Plant Office (the second floor of nine-storeyed Engineering Building) at the address: Dnipropetrovs'k, vul. Stoletova, 21 (route terminal of trolleybus No. 15).

Agenda:

1. Approval of Statement of the Company Board on results of activities for 2008 and approval of guidelines of Company activities in 2009.
2. Approval of Statement and Conclusions of the Company Auditing Committee by results of checks of financial and economic activity of the Company carried out in 2008.
3. Approval of Annual Financial Statement for 2008 and the results of financial and economic activity of the Company carried out in 2008.
4. Approval of profit distribution procedure, period and payment of a part of profit (dividends), determination of procedure of cover for losses.
5. Approval of primary indices of financial and economic activity of the Company for 2009.
6. Introduction of changes and addenda into the Company By-Laws.
7. Recall and election of members of the Company Supervisory Board.
8. Recall and election of members of the Company Auditing Committee.

Primary Indices of Financial and Economic Activity of the Company (thousand UAH)

Name of Index	Period	
	Report	Previous
Assets in all	4 671 816.0	3 601 084.0
Fixed Assets	1 368 120.0	1 461 587.0
Long-term Financial Investment	-	-
Reserves	798 197.0	580 191.0
Effective Accounts Receivable	188 976.0	1 283 519.0
Cash Assets and their equivalents	195 490.0	12 278.0
Undistributed profit	754 367.0	716 297.0
Equity Capital	1 810 294.0	1 823 277.0
Authorized Capital Stock	100 000.0	13 471.0
Long-term liabilities	1 751 332.0	1 036 429.0
Current liabilities	1 092 780.0	727 842.0
Net profit (loss)	(110 278.0)	433 146.0
Average annual quantity of ordinary shares (pieces)	153 164 126	53 883 778
Quantity of own shares redeemed during the period (pieces)	-	43 815
Sum total of Cash Assets spent for redemption of own shares during the period	-	9 026.0
Strength of employees as of the end of period (persons)	8 236	8 415

The registration will be carried out at the place of Meeting on the 16th of April, 2009 since 11:40 a.m. till 13:40 p.m.

The Documents to be taken with oneself for participation in the Shareholders Meeting are as follows:

- for the Shareholders – Identifying Document (Passport) and the Document proving the right of property to the shares;
- the representatives of Shareholders – Power of Attorney formalized in accordance with Legislation in force or any other Document proving the representative's authorities as well as Identifying Document (Passport) and the Document proving the right of property to the shares.

The Shareholders may personally become familiar with the materials connected to agenda at the address: Dnipropetrovs'k. vul. Stoletova, 21 in accordance with Legislation of Ukraine in force

Supplementary information may be obtained by telephones:
(0562) 35-83-47, 35-83-49

Board of OJSC "INTERPIPE NTRP"

Attachment 8

File No.82-4814

"Zorya" Newspaper, dated 04.04.2009 No.36 (20902)

Attention of Shareholders
OF OPEN JOINT-STOCK COMPANY
"INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"

The following additional question is included into the agenda of Regular General Shareholders Meeting of the Company which will take place on the 16th of April, 2009 at 2:00 p.m. in the Conference Hall of Plant Office (the second floor of nine-storeyed Engineering Building) at the address: Dnipropetrovs'k, vul. Stoletova, 21 (route terminal of trolleybus No. 15) basing on the Article 43 of Law of Ukraine "On Economic Companies" on proposal of Shareholder holding more than 10 percent of votes:

9. Making of decision as regards mortgage of the Company Fixed Assets with their Individual Book Value being equal to or exceeding 15 150 000 UAH and making of decision as regards mortgage of the Company Fixed Assets with their Aggregate Book Value being equal to or exceeding 252 500 000 UAH.

(The publication on agenda of Regular General Shareholders Meeting was placed in the newspapers "Bulletin of State Securities and Exchange Commission" No. 36 (545) of the 25th of February, 2008 and "Zorya" No. 20 (20886) of the 24th of February, 2008)

Supplementary information may be obtained by telephones:
(0562) 35-83-47

Board of OJSC "INTERPIPE NTRP"

"Bulletin of State Securities and Exchange Commission" Newspaper, dated 03.04.2009 No.62

Attention of Shareholders
OF OPEN JOINT-STOCK COMPANY
"INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"

The following additional question is included into the agenda of Regular General Shareholders Meeting of the Company which will take place on the 16th of April, 2009 at 2:00 p.m. in the Conference Hall of Plant Office (the second floor of nine-storeyed Engineering Building) at the address: Dnipropetrovs'k, vul. Stoletova, 21 (route terminal of trolleybus No. 15) basing on the Article 43 of Law of Ukraine "On Economic Companies" on proposal of Shareholder holding more than 10 percent of votes:

9. Making of decision as regards mortgage of the Company Fixed Assets with their Individual Book Value being equal to or exceeding 15 150 000 UAH and making of decision as regards mortgage of the Company Fixed Assets with their Aggregate Book Value being equal to or exceeding 252 500 000 UAH.

(The publication on agenda of Regular General Shareholders Meeting was placed in the newspapers "Bulletin of State Securities and Exchange Commission" No. 36 (545) of the 25th of February, 2008 and "Zorya" No. 20 (20886) of the 24th of February, 2008)

Supplementary information may be obtained by telephones:
(0562) 35-83-47

Board of OJSC "INTERPIPE NTRP"

Attachment 9

File No.82-4814

Translation from Ukrainian

MINUTES No. 14
of General Shareholders Meeting
of OPEN JOINT-STOCK COMPANY
"INTERPIPE NYZHNYODNIPROVS'KYY TUBE-ROLLING PLANT"

Dnipropetrovs'k April 16, 2009

The Chairman of Board, Korotkov Andriy Mykolayovych, greeted the Shareholders and their representatives present in the Hall.

The Chairman of Board reported that all the Shareholders and their representatives arrived at the Extraordinary General Shareholders Meeting had been registered by the Company Registrar – Limited Liability Company "Sigma Register".

The representative of Registrar, Klyuchnyk Larysa Mykolayivna, read out the Minutes of Registration Committee Meeting as regards registration of Participants of Extraordinary General Shareholders Meeting of OJSC "INTERPIPE NTRP".

The Registration Committee has registered the Participants of Extraordinary General Shareholders Meeting of OJSC "INTERPIPE NTRP".

Beginning of registration: 11:40 a.m.

Finishing of registration: 13:40 p.m.

The Participants were registered on the basis of Register of Nominal Security Holders of OJSC "INTERPIPE NTRP" drawn up as of the 16th of April, 2009 - the date of holding of Regular General Shareholders Meeting. The Register of Nominal Security Holders is drawn up on 229 pages, broached, numbered having the seal of Registrar of OPEN JOINT-STOCK COMPANY "INTERPIPE NYZHNYODNIPROVS'KYY TUBE-ROLLING PLANT" - Limited Liability Company "Sigma Register" attached.

The total quantity of votes makes up 400 000 000 according to the Company By-Laws.

The quantity of votes taken stock on the Issuer's special account failing to take part in the voting makes up 110 005.

The facts established by Registration Committee were as follows:

There were 49 Participants (Shareholders and their representatives) registered to take part in the Regular General Shareholders Meeting representing 343 388 137 votes making up 85.87065 percent of the Authorized Capital Stock failing to consider for the votes taken stock on the Issuer's special account.

The Regular General Shareholders Meeting was competent according to Article 41 of Law of Ukraine "On Economic Companies"; the quorum for holding of General Meeting was present.

Supplementary information:

The quantity of votes necessary to settle the questions of agenda requiring ordinary majority of votes makes up 171 694 069.

The quantity of votes necessary to settle the questions of agenda requiring ¾ of ordinary quantity of votes makes up 257 541 103.

The Chairman of Board informed the Shareholders to the effect that **the Meeting was declared to be opened.**

The Chairman of Board proposed to approve the composition of Counting Board. The persons proposed to be elected to the composition of Counting Board are as follows:

V.Ya. Bezbakh, V.V. Boyko, K.O. Doroshenko, O.G. Dubich, O.O. Klymenko, A.A. Kirichenko, L.I. Nedashkivs'ka, N.M. Prosandeyeva, I.V. Pikush, I.P. Sapunova, L.G. Starovyerova, S.V. Til'nyy, L.I. Filonenko and Ya.V. Shukurova.

The Chairman of Board informed that in order to elect the Counting Board the Registrar would count the votes participating in the voting in questions submitted to the General Shareholders Meeting. It was proposed to put to the vote the question on approval of proposed composition of Counting Board and to vote by a list. There were no any other proposals made as regards voting procedure.

The Registrar was proposed to commence counting of votes in question on approval of proposed composition of Counting Board.

The voting was carried out.

To announce the results of voting the floor was given to Klyuchnyk Larysa Mykolayivna, representative of Registrar.

Resolved:

To approve proposed Counting Board of Extraordinary General Shareholders Meeting of OJSC "INTERPIPE NTRP" consisting of the persons as follows:

- Bezbakh Valeriy Yakovych;
- Boyko Viktoriya Vitaliyivna;
- Doroshenko Kateryna Oleksandrivna;
- Dubich Olena Grygorivna;
- Klymenko Olena Oleksandrivna;
- Kirichenko Andriy Arkadiyovych;
- Nedashkivs'kaLydmyla Ivanivna;
- Prosandeyeva Nataliya Mykolayivna;
- Pikush Iryna Vyacheslavivna;
- Sapunova Iryna Pavlivna;
- Starovyerova Lyudmyla Grygorivna;
- Til'nyy Sergiy Vasylyovych;
- Filonenko Lyudmyla Ivanivna;
- ShukurovaYana Volodymyrivna

The results of voting according to the Minutes of Registration Committee on counting of votes:

"For"	-	343 387 768 votes making up 99.9999 %			
"Against"	-	None		-	
"Abstained"	-	None		-	
"Failed to take part in the voting"	-	369 votes making up 0.0001 %			

The resolution was adopted.

To announce the Minutes No. 1 of Sitting of Counting Board of General Shareholders Meeting of OJSC "INTERPIPE NTRP" of the 16th of April, 2009 the floor was given to I.V. Pikush, a member of Counting Board.

I.V. Pikush: According to the Minutes No. 1 of Sitting of Counting Board of General Shareholders Meeting of OJSC "INTERPIPE NTRP" of the 16th of April, 2009

Resolved:

To elect Pikush Iryna V'yacheslavivna a Chairman of Counting Board.

To elect Nedashkivs'ka Lyudmyla Ivanivna a Secretary of Counting Board.

The Chairman of Board proposed the Counting Board elected to commence counting of votes when voting on the following questions submitted to the General Shareholders Meeting.

The Chairman of Board proposed to elect Gorb Yevgen Vasylyovych a Chairman of General Shareholders Meeting. There were no any other proposals put forward.

The question was put to the vote. The Counting Board was proposed to count the votes.

Resolved:

To elect Gorb Yevgen Vasylyovych a Chairman of Meeting.

The results of voting according to the Minutes No. 2 of Counting Board on counting of votes:

"For"	-	343 387 298 votes making up 99.9998 %			
"Against"	-	None		-	
"Abstained"	-	None		-	
"Failed to take part in the voting"	-	369 votes making up 0.0001 %			

The resolution was adopted.

Ye.V. Gorb commenced to fulfil the duties of Chairman of Meeting.

The question on election of Secretary of Meeting and Secretariat was put to the vote on proposal of Chairman of Meeting. The Chairman of Meeting proposed to elect O.V. Shtan'ko a Secretary of Meeting and the Secretariat in following composition proposed by Organizing Committee:

L.G. Bondarenko, L.B.Khomenko and O.V. Shtan'ko. There were no any other proposals put forward by candidacies of Secretary of Meeting and Secretariat. The Counting Board was proposed to count the votes.

Resolved:

To elect Shtan'ko Olena Valeriyivna a Secretary of Meeting and the Secretariat in following composition:

- Bondarenko Lyudmyla Grygorivna;
- Khomenko Larysa Borysivna;
- Shtan'ko Anna Valeriyivna.

The results of voting according to the Minutes No. 3 of Counting Board on counting of votes:

"For"	-	343 387 298 votes making up 99.9998 %			
"Against"	-	None		-	
"Abstained"	-	470 votes making up 0.0001 %			
"Failed to take part in the voting"	-	369 votes making up 0.0001 %			

The resolution was adopted.

The Chairman of Meeting proposed the Secretary of Meeting and Secretariat elected to take their seats specially assigned and to enter upon their duties.

The following composition of Drafting Committee proposed by Organizing Committee was submitted to approval on proposal of Chairman of Board: N.O. Golikova and V.A. Derkach, representatives of Shareholders.

There were no any other proposals put forward by candidacies of composition of Drafting Committee. The question was put to the vote. The Counting Board was proposed to count the votes.

Resolved:

To elect Drafting Committee with its composition as follows:

- Golikova Nataliya Oleksandrivna;
- Derkach Viktoriya Anatoliyivna.

The results of voting according to the Minutes No. 4 of Counting Board on counting of votes:

"For"	-	343 387 768 votes making up 99.9999 %			
"Against"	-	None		-	
"Abstained"	-	None		-	
"Failed to take part in the voting"	-	369 votes making up 0.0001 %			

The resolution was adopted.

The procedure for examination of agenda questions and time limit for holding of General Shareholders Meeting proposed by Chairman of Meeting are as follows:

1. Approval of Statement of the Company Board on results of activities for 2008 and approval of guidelines of Company activities in 2009 (Speaker is Korotkov Andriy Mykolayovych, Chairman of Board) – up to 20 minutes.
2. Approval of Statement and Conclusions of the Company Auditing Committee by results of checks of financial and economic activity of the Company for 2008 (Speaker is Zhytchenko Valentyn Volodymyrovych, Head of Auditing Committee) – up to 10 minutes.
3. Approval of Annual Financial Statement for 2008 and the results of financial and economic activity of the Company carried out in 2008 (Speaker is Nakhod Oleksandr Ivanovych, Finance and Economics Director) – up to 10 minutes.
4. Approval of profit distribution procedure, amount, term and procedure for payment of a part of profit (dividends), determination of cover for loss procedure (Speaker is Nakhod Oleksandr Ivanovych, Finance and Economics Director) – up to 5 minutes.
5. Approval of primary indices of financial and economic activity of the Company for 2009 (Speaker is Nakhod Oleksandr Ivanovych, Finance and Economics Director) – up to 5 minutes.
6. Introduction of changes and addendum into the Company By-Laws (Speaker is Golikova Nataliya Oleksandrivna, Head of Legal and Contractual Work Department) – up to 5 minutes.
7. Recall and election of members of Supervisory Board of the Company. (Speaker is Golikova Nataliya Oleksandrivna, Head of Legal and Contractual Work Department) – up to 5 minutes.
8. Recall and election of members of Auditing Committee of the Company. (Speaker is Akhryemyenko Vitaliy Oleksiyovych, Head of Legal and Contractual Work Department) – up to 5 minutes.
9. Decision-making as regards mortgage of the Company Fixed Assets with their Individual Book Value being equal to or exceeding 15 150 000 UAH and decision-making as regards mortgage of the Company Fixed Assets with their Aggregate Book Value being equal to or exceeding 252 500 000 UAH. (Speaker is Nakhod Oleksandr Ivanovych, Finance and Economics Director) – up to 5 minutes.

The time limit for speakers taking floor in the course of a debate was up to 3 minutes.

The Meeting should be hold without break.

All the questions addressed to Speakers as well as proposals should be submitted in writing to the Secretary.

There were no any other proposals put forward as to procedure for examination of agenda questions and time limit for holding of General Shareholders Meeting.

The proposals submitted by Chairman of Meeting as regards procedure for examination of agenda questions and time limit for holding of General Shareholders Meeting were proposed to put to the vote. The Counting Board was proposed to count the votes.

Resolved:

To approve procedure for examination of agenda questions and time limit for holding of General Shareholders Meeting of OJSC "INTERPIPE NTRP".

The results of voting according to the Minutes No. 5 of Counting Board on counting of votes:

"For"	-	343 387 768 votes making up 99.9999 %			
"Against"	-	None		-	
"Abstained"	-	None		-	
"Failed to take part in the voting"	-	369 votes making up 0.0001 %			

The resolution was adopted.

Having finished adoption of resolutions on questions of procedure everybody present proceeded to examination of agenda questions of General Shareholders Meeting.

I. On the first agenda question

LISTENED TO:

Report of A.M. Korotkov, Chairman of Board, on Statement of the Company Board on results of activities for 2008 and approval of guidelines of Company activities in 2009.

(The Report is enclosed, Appendix 1).

The Chairman of Meeting proposed a Draft Decision on this question. There were no any other Draft Decisions or changes to be introduced into Draft Decision announced by the Chairman of Meeting on this agenda question submitted. The Draft Decision proposed by the Speaker was put to the vote. The Counting Board was proposed to count the votes.

RESOLVED:

1. To approve Statement of the Company Board on results of activities for 2008.
2. To approve guidelines of Company activities in 2009.

The results of voting according to the Minutes No. 6 of Counting Board on counting of votes:

"For"	-	343 352 530 votes making up 99.9896 %			
"Against"	-	None		-	
"Abstained"	-	26 939 votes making up 0.0078 %			
"Failed to take part in the voting"	-	8 668 votes making up 0.0026 %			

The resolution was adopted.

II. On the second agenda question

LISTENED TO:

Report of V.V. Zhytchenko, Head of Auditing Committee on Statement and Conclusions of the Company Auditing Committee by results of checks of financial and economic activity of the Company for 2008.

(The Report is enclosed, Appendix 1).

The Chairman of Meeting proposed a Draft Decision on this question. There were no any other Draft Decisions or changes to be introduced into Draft Decision announced by the Chairman of Meeting on this agenda question submitted. The Draft Decision proposed by the Speaker was put to the vote. The Counting Board was proposed to count the votes.

RESOLVED:

To approve the Statement and Conclusions of the Company Auditing Committee by results of checks of financial and economic activity of the Company for 2008.

The results of voting according to the Minutes No. 7 of Counting Board on counting of votes:

"For"	-	343 363 902 votes making up 99.9929 %			
"Against"	-	None		-	
"Abstained"	-	15 099 votes making up 0.0044 %			
"Failed to take part in the voting"	-	9 136 votes making up 0.0027 %			

The resolution was adopted.

III. On the third agenda question

LISTENED TO:

Report of O.I. Nakhod, Finance and Economics Director, on Annual Financial Statement for 2008 and the results of financial and economic activity of the Company carried out in 2008.

(The Report is enclosed, Appendix 3).

The Chairman of Meeting proposed a Draft Decision on this question. There were no any other Draft Decisions or changes to be introduced into Draft Decision announced by the Chairman of Meeting on this agenda question submitted. The Draft Decision proposed by the Speaker was put to the vote. The Counting Board was proposed to count the votes.

RESOLVED:

1. To approve Annual Financial Statement for 2008.
2. To approve the results of financial and economic activity of the Company activities in 2008.

The results of voting according to the Minutes No. 8 of Counting Board on counting of votes:

"For"	-	343 346 398 votes making up 99.9878 %			
"Against"	-	None		-	
"Abstained"	-	33 071 votes making up 0.0096 %			
"Failed to take part in the voting"	-	8 668 votes making up 0.0026 %			

The resolution was adopted.

IV. On the fourth agenda question

LISTENED TO:

Report of O.I. Nakhod, Finance and Economics Director, on profit distribution procedure, amount, term and procedure for payment of a part of profit (dividends), determination of cover for loss procedure.

The Speaker proposed a Draft Decision on this question. There were no any other Draft Decisions or changes to be introduced into Draft Decision announced by the Speaker on this agenda question submitted. The Draft Decision proposed by the Speaker was put to the vote. The Counting Board was proposed to count the votes.

RESOLVED:

1. Don't approve profit distribution procedure, amount, term and procedure for payment of a part of profit (dividends) because of loss in the amount of 108 619 UAH incurred by results of financial and economic activity of the Company carried out in 2008.

2. To approve the cover for loss procedure proposed:

- to cover for losses incurred in 2008 in the amount of 108 619 UAH in accordance with Legislation of Ukraine in force.

The results of voting according to the Minutes No. 9 of Counting Board on counting of votes:

"For"	-	343 290 361 votes making up 99.9715 %
"Against"	-	39 506 votes making up 0.0115 %
"Abstained"	-	49 602 votes making up 0.0144 %
"Failed to take part in the voting"	-	8 668 votes making up 0.0026 %

The resolution was adopted.

<u>V. On the fifth agenda question</u>

LISTENED TO:

Report of O.I. Nakhod, Finance and Economics Director, on primary indices of financial and economic activity of the Company for 2009.

(The Report is enclosed, Appendix 4).

The Speaker proposed a Draft Decision on this question. There were no any other Draft Decisions or changes to be introduced into Draft Decision announced by the Speaker on this agenda question submitted. The Draft Decision proposed by the Speaker was put to the vote. The Counting Board was proposed to count the votes.

RESOLVED (the fifth agenda question):

To approve primary indices of financial and economic activity of the Company (Planned Budget) for 2009:

- volume of products sales - 442 thousand tons
- net profit (proceeds) from products sales - 3 725 million UAH

The results of voting according to the Minutes No. 10 of Counting Board on counting of votes:

"For"	-	343 334 131 votes making up 99.9843 %
"Against"	-	20 978 votes making up 0.0061 %
"Abstained"	-	24 360 votes making up 0.0070 %
"Failed to take part in the voting"	-	8 668 votes making up 0.0026 %

The resolution was adopted.

<u>VI. On the sixth agenda question</u>

LISTENED TO:

Report of Golikova Nataliya Oleksandrivna, Head of Legal and Contractual Work Department, on introduction of changes and addendum into the Company By-Laws.

The Speaker proposed a Draft Decision on this question. There were no any other Draft Decisions or changes to be introduced into Draft Decision announced by the Speaker on this agenda question submitted. The Draft Decision proposed by the Speaker was put to the vote. The Counting Board was proposed to count the votes.

RESOLVED:

1. To introduce the following changes into the By-Laws of OPEN JOINT-STOCK COMPANY "INTERPIPE NYZHNYODNIPROVS'KYY TUBE-ROLLING PLANT" and approve the ones:

To change sub-paragraph 34 of Paragraph 3.2 of By-Laws and state it in the following version:

" – development, production, manufacturing, storage, transportation, purchase, realization (delivery), import to the territory of Ukraine, export from the territory of Ukraine, use and elimination of narcotic drugs, psychotropic substances and precursors".

2. To charge Gorb Yevgen Vasylyovych with signing of approved changes to the By-Laws of OPEN JOINT-STOCK COMPANY "INTERPIPE NYZHNYODNIPROVS'KYY TUBE-ROLLING PLANT" (by means of statement of new version of the By-Laws).

The results of voting according to the Minutes No. 11 of Counting Board on counting of votes:

"For"	-	343 329 897 votes making up 99.9830 %			
"Against"	-	None		-	
"Abstained"	-	49 290 votes making up 0.0144 %			
"Failed to take part in the voting"	-	8 950 votes making up 0.0026 %			

The resolution was adopted.

<u>VII. On the seventh agenda question</u>

LISTENED TO:

Report of Golikova Nataliya Oleksandrivna, Head of Legal and Contractual Work Department, on recall and election of members of Supervisory Board.

The Speaker proposed Draft Decisions on this question in connection with finishing of terms of office of some members of Supervisory Board.

The Chairman of Meeting proposed to vote by a list for recall of members of Supervisory Board along with separate voting per each candidacy electing to the membership of Supervisory Board.

Any other proposals were submitted to the Secretariat neither on this agenda question nor by the Draft Decisions proposed and nor as to procedure of voting by Draft Decisions aforementioned.

The Draft Decisions proposed were put to the vote. The Counting Board was proposed to count the votes.

RESOLVED:

1. To recall from the membership of Supervisory Board:
- Kirichko Oleksandr Ivanovych, a Shareholder;
- Marina Oksana Yuriyivna, a Shareholder;
- Morozov Denys Volodymyrovych, a Shareholder.

The voting on recall of the members of Supervisory Board was carried out by a list.

The results of voting according to the Minutes No. 12 of Counting Board on counting of votes:

"For"	-	343 363 900 votes making up 99.9929 %
"Against"	-	None -
"Abstained"	-	15 099 votes making up 0.0044 %
"Failed to take part in the voting"	-	9 138 votes making up 0.0027 %

The resolution was adopted.

2. To elect the members of Supervisory Board the following Shareholders:
- Kirichko Oleksandr Ivanovych, a Shareholder;
- Marina Oksana Yuriyivna, a Shareholder;
- Morozov Denys Volodymyrovych, a Shareholder.

The voting on election of the members of Supervisory Board was carried out per each candidacy.

The results of voting are stated in accordance with the Minutes No. 12 of Counting Board on counting of votes:

The results of voting on election of Kirichko Oleksandr Ivanovych, a Shareholder, to the membership of Supervisory Board:

"For"	-	343 242 694 votes making up 99.9576 %
"Against"	-	4 832 votes making up 0.0014 %
"Abstained"	-	84 966 votes making up 0.0247 %
"Failed to take part in the voting"	-	55 645 votes making up 0.0162 %

The resolution was adopted.

The results of voting on election of Marina Oksana Yuriyivna, a Shareholder, to the membership of Supervisory Board:

"For"	-	343 304 121 votes making up 99.9755 %
"Against"	-	2 598 votes making up 0.0008 %
"Abstained"	-	66 193 votes making up 0.0193 %
"Failed to take part in the voting"	-	15 225 votes making up 0.0044 %

The resolution was adopted.

The results of voting on election of Morozov Denys Volodymyrovych, a Shareholder, to the membership of Supervisory Board:

"For"	-	343 303 653 votes making up 99.9754 %
"Against"	-	2 598 votes making up 0.0008 %
"Abstained"	-	66 661 votes making up 0.0194 %
"Failed to take part in the voting"	-	15 225 votes making up 0.0044 %

The resolution was adopted.

VIII. On the eighth agenda question

LISTENED TO:

Report of Akhryemyenko Vitaliy Vitaliy Oleksiyovych, a member of Board, on recall and election of members of the Company Auditing Committee.

The Speaker proposed Draft Decisions on this question in connection with finishing of terms of office of one of members of Auditing Committee.

The Chairman of Meeting proposed to vote firstly for recall of a member of Auditing Committee with voting for election of candidacy to the membership of Auditing Committee after receiving of results of voting for recall.

Any other proposals were submitted to the Secretariat neither on this agenda question nor by the Draft Decisions proposed and nor as to procedure of voting by Draft Decisions aforementioned.

The Draft Decisions proposed were put to the vote. The Counting Board was proposed to count the votes.

RESOLVED:

1. To recall Shmunk Dmytro Volodymyrovych from the membership of Auditing Committee.

The results of voting are stated in accordance with the Minutes No. 13 of Counting Board on counting of votes:

"For"	-	343 355 215 votes making up 99.9904 %
"Against"	-	None
"Abstained"	-	17 697 votes making up 0.052 %
"Failed to take part in the voting"	-	15 225 votes making up 0.0044 %

The resolution was adopted.

2. To elect Shmunk Dmytro Volodymyrovych a member of Auditing Committee.

The results of voting are stated in accordance with the Minutes No. 13 of Counting Board on counting of votes:

"For"	-	343 332 243 votes making up 99.9837 %
"Against"	-	17 059 votes making up 0.0050 %
"Abstained"	-	16 012 votes making up 0.0047 %
"Failed to take part in the voting"	-	22 823 votes making up 0.0066 %

The resolution was adopted.

IX. On the eighth agenda question

LISTENED TO:

Report of O.I. Nakhod, Finance and Economics Director, as regards mortgage of the Company Fixed Assets with their Individual Book Value being equal to or exceeding 15 150 000 UAH and approval of decision as regards mortgage of the Company Fixed Assets with their Aggregate Book Value being equal to or exceeding 252 500 000 UAH.

The Speaker proposed a Draft Decision on this question. There were no any other Draft Decisions or changes to be introduced into Draft Decision announced by the Speaker on this agenda question submitted. The Draft Decision proposed by the Speaker was put to the vote. The Counting Board was proposed to count the votes.

RESOLVED:

1. Any Fixed Assets of the Company with their Individual Book Value being equal to or exceeding 15 150 000 UAH, notably:

Shop	Inventory Number	Name	Depreciation (Book) Value, UAH
TUBE-ROLLING SHOP No. 4	10420080	Pilger Rolling Mill 5-12	487 565 521
WHEEL-ROLLING SHOP	10422645	Wheel-Rolling Shop as a part of Wheel- Rolling Mills and other mechanical equipment.	335 347 805
TUBE-ROLLING SHOP No. 4	10310006	The building of Tube-Rolling Shop No. 4 (the 1st stage) the north-eastern part of the Plant territory	150 819 451
TUBE-ROLLING SHOP No. 5	10420634	Billet Preparation Area ТПА-"140". The Electrostal Heavy Engineering Works. Electrostal. Starokramators'k Machine Building Plant. Kramators'k.	75 255 732
MAINTENANCE DEPARTMENT	10310160	Engineering Building Premise. S – 12152 square meters. Western side of Tube-Rolling Shop No. 4.	63 185 726
TUBE-ROLLING SHOP No. 4	10424208	Five-Stand Power-Operated Sizing Mill	59 473 620
TUBE-ROLLING SHOP No. 5	10310007	Building of Tube-Rolling Plant"140" from the northeastern side of Tube-Rolling Shop No. 4.	53 333 653
TUBE-ROLLING SHOP No. 1	10420001	Tube-Rolling Plant 6-12 for tube rolling	51 919 349
TUBE-ROLLING SHOP No. 5	10420656	Machining of Tube-Rolling Plant "140" of the Electrostal Heavy Engineering Works. Electrostal.	50 170 488
RAILWAY SHOP	10320011	Railway tracks at the Plant territory	48 103 925
TIRE-RING SHOP	10420006	Ring-Rolling Mills 1; 2 as a part of mechanical equipment of "Uralmash" Production Association. Sverdlovs'k.	44 716 432
TIRE-RING SHOP	10420006Би	Ring-Rolling Mill No. 2	41 896 122
WHEEL-ROLLING SHOP	10310002	Main building of Wheel-Rolling Shop consisting of seven bays.	31 766 425

TUBE-ROLLING SHOP No. 4	10421618	Five-Stand Power-Operated Sizing Mill	30 372 819
TUBE-ROLLING SHOP No. 4	10424106	Double Tube End Calibration Plant	26 413 287
OPEN-HEARTH SHOP	10310001	Shop building (S – 23839.2 square meters)	24 004 988
TUBE-ROLLING SHOP No. 3	10310005	Main building of Tube-Rolling Shop No. 3 with five bays and cranes	23 383 955
TIRE-RING SHOP	10310008	Building of Ring-Rolling Department of Wheel-Rolling Shop	20 716 208
WHEEL-ROLLING SHOP	10310366	Personal service rooms of workers from Turning-and-Boring Lathes Area in Administrative-Amenity Complex - 2	20 680 010
MECHANICAL-REPAIR DEPARTMENT	10310012	Building of Mechanical-Repair Department	19 965 820
TUBE-ROLLING SHOP No. 1	10420001E	Pilger Rolling Mill No. 1 (Tube-Rolling Plant 6-12 for tube rolling)	19 900 651
TUBE-ROLLING SHOP No. 1	10420001Же	Pilger Rolling Mill No. 2 (Tube-Rolling Plant 6-12 for tube rolling)	19 900 651
OPEN-HEARTH SHOP	10423992	Steel Vacuum-Degassing Installation from Mannesman-Demag Corporation, Germany	17 689 990
TUBE-ROLLING SHOP No. 1	10420001До	Piercing Mill (Tube-Rolling Plant 6-12 for tube rolling)	17 304 914
TUBE-ROLLING SHOP No. 3	10420042	Tube-Rolling Plant E3TM	17 199 847
TUBE-ROLLING SHOP No. 1	10310003	Building of Tube-Rolling Shop and the 3rd Roll Shop	17 113 711
TUBE-ROLLING SHOP No. 3	10420042У	Two-high Piercing Mill (Tube-Rolling Plant E3TM 50-200)	16 394 130
TUBE-ROLLING SHOP No. 4	10420103	Oblique-Roll Straightener	15788 948

may be mortgaged/hypothecated to any Banks or other financial institutions (both residents and nonresidents) in order to secure fulfilment of obligations of the Company and/or any of the Companies stated below:

- Company "INTERPIPE UKRAINE";
- Company "INTERPIPE MANAGEMENT";
- Company "INTERPIPE NIKO TUBE";
- OJSC Company "INTERPIPE NTRP";
- Company "MZ DNIPROSTAL";
- OJSC "DNIPROVTORMET";
- INTERPIPE LIMITED;
- STEEL ONE LIMITED;
- INTERPIPE EUROPE S.A.;
- KLW WHEELCO S.A.;
- INTERPIPE M.E. FZE
- "INTERPIPE KAZAKHSTAN" Co., Ltd;
- Company "INTERPIPE-M".

2. Any Fixed Assets of the Company with their Individual Book Value being equal to or exceeding 252 500 000 UAH may be mortgaged/hypothecated to any Banks or other financial institutions (both residents and nonresidents) in order to secure fulfilment of obligations of the Company and/or any of the Companies stated below:

- Company "INTERPIPE UKRAINE";
- Company "INTERPIPE MANAGEMENT";
- Company "INTERPIPE NIKO TUBE";
- OJSC Company "INTERPIPE NTRP";
- Company "MZ DNIPROSTAL";
- OJSC "DNIPROVTORMET";
- INTERPIPE LIMITED;
- STEEL ONE LIMITED;
- INTERPIPE EUROPE S.A.;
- KLW WHEELCO S.A.;
- INTERPIPE M.E. FZE
- "INTERPIPE KAZAKHSTAN" Co., Ltd;
- Company "INTERPIPE-M".

3. To authorize the Supervisory Board to make self-dependent decisions as regards mortgage/hypothec of any Fixed Assets of the Company in accordance with conditions aforementioned with determination of provisions of Mortgage/Hypothec Contract (Contracts) on condition that Fixed Assets of the Company may be mortgaged/hypothecated in cases as follows:

(a) the Fixed Assets are mortgaged/hypothecated in order to secure fulfilment of obligations of the Company and/or any of the Companies stated below: and

(b) the Book Value of these Fixed Assets doesn't exceed the sum of liabilities secured by mortgage/hypothec more than twice.

The results of voting are stated in accordance with the Minutes No. 14 of Counting Board on counting of votes:

"For"	-	343 263 247 votes making up 99.9636 %
"Against"	-	89 710 votes making up 0.0261 %
"Abstained"	-	15 425 votes making up 0.0045 %
"Failed to take part in the voting"	-	19 755 votes making up 0.0058 %

The resolution was adopted.

The Chairman of Meeting gave the floor to A.M. Korotkov, Chairman of Board, and O.I. Nakhod Finance and Economics Director, to answer written questions asked by Participants of the Meeting. The Chairman of Meeting also answered questions asked by Participants of the Meeting himself.

Ye. V. Gorb, the Chairman of Meeting, asked Participants of the Meeting the following questions:

Was everybody satisfied with answers to his questions? Yes, everybody was.

Were there any remarks on holding of the Meeting? No, there weren't.

Ye.V. Gorb thanked everybody for his work.

THE GENERAL SHAREHOLDERS MEETING OF OPEN JOINT-STOCK COMPANY "INTERPIPE NYZHNYODNIPROVS'KYY TUBE-ROLLING PLANT" **WAS DECLARED TO BE CLOSED.**

Chairman of Shareholders Meeting (signature) Ye. V. Gorb

Secretary of Shareholders Meeting (signature) O. V. Shtan'ko

Seal

Attachment 10

File No.82-4814

NOTE ON APPEARANCE OF PARTICULARLY IMPORTANT INFORMATION ON THE ISSUER

1. General Information

1.1. Full name of Issuer	OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"
1.2. Legal Organizational Form	Open Joint-Stock Company
1.3. Issuer Identification Code by YEDRPOU	05393116
1.4. Seat of Issuer	Ukraine, 49081 Dnipropetrovs'k, vul. Stoletova, 21
1.5. National Code, Telephone and fax of Issuer	Tel.: (0562) 35-91-03; 35-92-50 Fax (0562) 34-91-08
1.6. Electronic mail address of Issuer	info@ntrp.interpipe.biz
1.7. Internet Page Address used by Issuer supplementary to disclose the information	
1.8. Kind of supplementary information in accordance with requirements of Chapter 2 Section II or information concerning mortgage-backed securities in accordance with requirements of Chapter III of this Provision.	Data on change of the staff of officers

2. Text of Note

Content of Information:

The Regular Shareholders General Meeting of OPEN JOINT-STOCK COMPANY "INTERPIPE NYZHNYODNIPROVS'KYY TUBE-ROLLING PLANT" taken place on the 16th of April, 2009 in agenda question *"Recall and Election of Members of the Company Supervisory Board"* because of finishing of term of office of a member of Supervisory Board made the following decisions:

1. The following Shareholders – members of Supervisory Board are recalled from the membership of Supervisory Board:

- Kirichko Oleksandr Ivanovych, Passport Series AE No. 303156 issued by Kirovs'kyy District Department of Dnipropetrovs'k City Board of Department of Internal Affairs of Ukraine in Dnipropetrovs'k Region on the 26th of April, 1996 being in office of a member of Supervisory Board since the 14th of April, 2006 till the 14th of April, 2009. O.I. Kirichko is holding 0.0000025 percent of the Authorized (Compound) Capital Stock;
- Marina Oksana Yuriyivna, Passport Series CH No. 663111 issued by Mins'kyy District Department of State Board of Ministry of Internal Affairs of Ukraine in Kyiv on the 5th of December, 1997 being in office of a member of Supervisory Board since the 14th of April, 2006 till the 14th of April, 2009. O. Yu. Marina is holding 0.0000025 percent of the Authorized (Compound) Capital Stock;
- Morozov Denys Volodymyrovych, Passport Series AE No. 016263 issued by Babushkins'kyy District Department of Dnipropetrovs'k City Board of Department of Internal Affairs of Ukraine in Dnipropetrovs'k Region on the 30th of June, 1995 being in office of a member of Supervisory Board since the 14th of April, 2006 till the 14th of April, 2009. D.V. Morozov holding 0.0000185 percent of the Authorized (Compound) Capital Stock.

2. The Following Shareholders are elected to the membership of Supervisory Board as its members for three years.

- Kirichko Oleksandr Ivanovych, Passport Series AE No. 303156 issued by Kirovs'kyy District Department of Dnipropetrovs'k City Board of Department of Internal Affairs of Ukraine in Dnipropetrovs'k Region on the 26th of April, 1996 at present holding an office of Director of Company "INTERPIPE MANAGEMENT" and being in office of the Head of Supervisory Board of OJSC "INTERPIPE NTRP" till the date of election. The offices held by him during the time of his activities are as follows: Head of Supervisory Board of OJSC "INTERPIPE NOVOMOSKOVS'K TUBE PLANT" (Ukraine, 51200 Novomoskovs'k, vul. Suchkova, 115) and Deputy Head of Supervisory Board of Company "METALLURGICAL PLANT "DNIPROSTAL" (Ukraine, 49081 Dnipropetrovs'k, vul. Stoletova, 21).

O.I. Kirichko is holding 0.0000025 percent of the Authorized (Compound) Capital Stock having no any criminal records for lucrative crimes and official malfeasances uncancelled.

- Marina Oksana Yuriyivna, Passport Series CH No. 663111 issued by Mins'kyy District Department of State Board of Ministry of Internal Affairs of Ukraine in Kyiv on the 5th of December, 1997 at present holding an office of Deputy Personnel Manager of Company "INTERPIPE MANAGEMENT" and being in office of Deputy Head of Supervisory Board of OJSC "INTERPIPE NTRP". During the time of her activities she was in office of Deputy Head of Supervisory Board of OJSC "INTERPIPE NOVO-MOSKOVS'K TUBE PLANT" (Ukraine, 51200 Novomoskovs'k, vul. Suchkova, 115).

O. Yu. Marina is holding 0.0000025 percent of the Authorized (Compound) Capital Stock having no any criminal records for lucrative crimes and official malfeasances uncancelled.

- Morozov Denys Volodymyrovych, Passport Series AE No. 016263 issued by Babushkins'kyy District Department of Dnipropetrovs'k City Board of Department of Internal Affairs of Ukraine in Dnipropetrovs'k Region on the 30th of June, 1995 at present holding an office of Head of Budget Department of Financial and Economic Service of Company "INTERPIPE MANAGEMENT" and being in office of a member of Supervisory Board of OJSC "INTERPIPE NTRP". The offices held by him during the time of his activities are as follows: member of Supervisory Board of OJSC "INTERPIPE NOVOMOSKOVS'K TUBE PLANT" (Ukraine, 51200 Novomoskovs'k, vul. Suchkova, 115) and member of Supervisory Board of OJSC "DNIPROVTORMET" (Ukraine, 49124 Dnipropetrovs'k, vul. Lypova, 1).

D. V. Morozov is holding 0.0000185 percent of the Authorized (Compound) Capital Stock having no any criminal records for lucrative crimes and official malfeasances uncancelled.

The decisions made on agenda question *"Recall and Election of Members of the Company Supervisory Board"* because of finishing of term of office of a member of Supervisory Board are as follows:

1. A Shareholder Shmunk Dmytro Volodymyrovych, Passport Series AE No. 470495 issued by Solonyans'kyy District Department of Board of Ministry of Internal Affairs of Ukraine in Dnipropetrovs'k Region on the 15th of January, 1997, is recalled from the membership of Supervisory Board. D.V. Shmunk was being in office of a member of Supervisory Board since the 14th of April, 2006 till the 14th of April, 2008. D.V. Shmunk is holding 0.0000185 percent of the Authorized (Compound) Capital Stock.
2. A Shareholder Shmunk Dmytro Volodymyrovych, Passport Series AE No. 470495 issued by Solonyans'kyy District Department of Board of Ministry of Internal Affairs of Ukraine in Dnipropetrovs'k Region on the 15th of January, 1997, is elected a member of Supervisory Board. Till the date of lection D.V. Shmunk was being in office of a member of Supervisory Board of OJSC "INTERPIPE NTRP". D.V. Shmunk is holding 0.0000185 percent of the Authorized (Compound) Capital Stock having no any criminal records for lucrative crimes and official malfeasances uncancelled.

3. Signature

The person mentioned below confirms the authenticity of information stated acknowledging that he is fully answerable in accordance with Legislation.

Chairman of the Board A.M.Korotkov

____
Signature

April 16, 2009
(date)

Seal

Attachment 12

File No.82-4814

Translation from the Ukrainian language

**ISSUER'S ANNUAL INFORMATION FOR 2008
OF OPEN JOINT-STOCK COMPANY
"INTERPIPE NYZHNYODNIPROVS'KYY TUBE-ROLLING PLANT"**

1. General Information

Full Name of Issuer
OPEN JOINT-STOCK COMPANY "INTERPIPE NYZHNYODNIPROVS'KYY TUBE-ROLLING PLANT"

Legal Organizational Form
Open Joint-Stock Company

Seat of Issuer
Ukraine, Dnipropetrovs'k Region, Industrial'nyy District, 49081 Dnipropetrovs'k, vul. Stoletova, 21

Issuer Identification Code by YEDRPOU
05393116

National Code and Telephone
(0562) 35-93-01; 34-91-08

Number of Issuer's State Registration Certificate
Series AOO No. 771228

Date of Issue of State Registration Certificate
December 28, 1994

Internet Page Address used by Issuer supplementary to disclose the information
-

Amount of the Issuer's Authorized Capital Stock
100 000 000.00

2. Basic Indices of the Issuer's Financial and Economic Activities

(thousand UAH)

Name of Index	**Period**		
	Under report	**Previous**	
Assets in all	4 673 417	3 602 884	
Fixed Assets (by their residual value)	1 368 960	1 462 307	
Long-term Financial Investment	350	339	
Reserves	369 995	335 648	
Effective Accounts Receivable	1 853 258	1 157 151	
Cash Assets and their equivalents	195 969	12 716	
Equity Capital	1 812 941	1 824 266	
Authorized Capital Stock	100 000	13 471	
Undistributed profit (outstanding loss)	756 964	717 236	
Long-term Liabilities	1 751 332	1 036 429	
Current Liabilities	1 091 609	728 559	
Net profit (loss) per an ordinary share	- 0.71	8	
Adjusted net profit (loss) per an ordinary share (UAH)	- 0.71	8	
Average annual quantity of ordinary shares (pieces)	153 164 126	53 885 000	
Securities of own issues redeemed during the period under report	Total Nominal Value	0	10.95
	Percentage wise of the Authorized Capital Stock	0	0.0813
Total amount of Cash Assets spent to redeem the securities of own issues during the period		0	9 026
Net Asset Value		1 812 941	1 824 252

3. Information on the Issuer's Managerial Bodies, Officers and its Founders

Information on the Issuer's Managerial Bodies

The Company is administered by its Managerial Bodies: General Shareholders Meeting; Supervisory Board; Company Board and Auditing Committee.

The General Shareholders Meeting is the Supreme Managerial Body. The Supervisory Board is a Collegiate Body representing the interests of Company Shareholders in the interim between General Shareholders Meetings held controlling and regulating the activities carried out by Board of the Company.

The Company Board is an Executive Body controlling its current activities carried out.

The Auditing Committee checks financial and economic activities of the Company, its enterprises, branch establishments and representative offices.

Information on the Issuer's Officers

The officers of the Company are represented by the Head and members of its Supervisory Board; the Head and members of Company Board; the Head of Auditing Committee and Chief Accountant.

The Supervisory Board is a Collegiate Body representing the interests of Company Shareholders in the interim between General Shareholders Meetings held controlling and regulating the activities carried out by Company Board.

The members of Supervisory Board are as follows:

- Kirichko Oleksandr Ivanovych – the Head of Supervisory Board;
- Marina Oksana Yuriyivna – Deputy Head of Supervisory Board;
- Yesaulov Gennadiy Oleksandrovych – member of Supervisory Board;
- Morosov Denys Volodymyrovych - member of Supervisory Board;
- Slyusarev Oleksiy Yuriyovych - member of Supervisory Board;
- Chernyavs'kyy Oleksandr Gennadiyovych - member of Supervisory Board;
- Company "INTERPIPE LIMITED" in the person of its representative Khraibe Fadi Zeinovych - member of Supervisory Board.

The terms of reference of Supervisory Board are determined by the Law and By-Laws of the Company. The By-Laws of the Company or General Shareholders Meeting by its decision may vest the Supervisory Board with particular functions belonging to the terms of reference of General Shareholders Meeting.

While carrying its activities out the Supervisory Board is guided by the Company By-Laws and Provisions on Supervisory Board of OJSC "INTERPIPE NTRP".

The Company Board is an Executive Body controlling its current activities carried out.

The members of Company Board are as follows:

- Korotkov Andriy Mykolayovych – Chairman of Board;
- Pol's'kyy Georgiy Mykolayovych – Deputy Chairman of Board;
- Akhryemenko Vitaliy Oleksiyovych – member of Board;
- Byesyednov Sergiy Viktorovych - member of Board;
- Gorb Yevgen Vasylyovych - member of Board;
- Kisil' Volodymyr Kostyantynovych - member of Board;
- Kozlovs'kyy Alfred Ivanovych - member of Board;
- Nakhod Oleksandr Ivanovych - member of Board;
- Sokolova Iryna Volodymyrivna - member of Board;
- Kosoryga Inna Volodymyrivna - member of Board;
- Potyomkin Oleg Viktorovych - member of Board;

While carrying its activities out the Company Board is guided by the Company By-Laws and Provisions on the Board of OJSC "INTERPIPE NTRP".

The Chairman of Board acts within the bounds of terms of references and rights established by the By-Laws, the Company Domestic Provisions and the powers delegated to him by the Company Managerial Bodies.

The terms of reference of the Company Board cover all the questions concerning the Company current activities except for the ones attributed to the terms of reference of another Body by Legislation in force, the By-Laws or decision of General Shareholders Meeting.

The Auditing Committee checks financial and economic activities of the Company, its enterprises, branch establishments and representative offices. The Auditing Committee is headed by Zhytchenko Valentyn Volodymyrovych.

While carrying its activities out the Auditing Committee is guided by the Company By-Laws and Provisions on the Auditing Committee of OJSC "INTERPIPE NTRP".

Sokolova Iryna Volodymyrivna is a Chief Accountant of the Company with her powers and duties being determined by the Job Description.

The Company officers have no any criminal records for lucrative crimes and official malfeasances uncancelled.

Information on the Issuer's Founders

The Founders of the Company are represented by the State in the person of State Property Fund of Ukraine (YEDRPOU Code 00032945 situated to the address: Ukraine 01001, Kyiv, vul. Kutuzova, 18/9) and Organization of Leaseholders of Nyzhnyodniprovs'kyy Tube-Rolling Plant named after Karl Liebknecht.

As of the 31st of December, 2008 there are no any ordinary nominal shares of the Company belonging to the property of State Property Fund of Ukraine; the Holders of securities are legal persons holding 81.64 percent of the Authorized (Compound) Capital Stock of the Company; there is 13.80 percent of the Authorized (Compound) Capital Stock of the Company discounted on the accounts in securities of Nominal Holders; the Holders of securities being natural persons hold 4.56 percent of

the Authorized (Compound) Capital Stock of the Company.

The Holders possessing more than 10 percent in the Authorized (Compound) Capital Stock of the Company are as follows:

- Company "INTERPIPE LIMITED" holding 87 361 849 ordinary nominal shares of the Company equivalent to 21.8405 percent of the Authorized (Compound) Capital Stock of the Company;
- Company "SALEKS INVESTMENTS LIMITED" holding 240 000 007 ordinary nominal shares of the Company equivalent to 60 percent of the Authorized (Compound) Capital Stock of the Company;
- Limited Liability Company "INTERPIPE UKRAINE" holding 48 250 905 ordinary nominal shares of the Company equivalent to 12.0627 percent of the Authorized (Compound) Capital Stock of the Company.

4. Information on the Issuer's Securities

The Company issues ordinary nominal shares in documentary form of existence to the amount of its Authorized (Compound) Capital Stock of the Company in accordance with Legislation of Ukraine in force and requirements fixed by Securities and Exchange Commission. The shares are issued in accordance with procedure established by Securities and Exchange Commission. The Authorized (Compound) Capital Stock of the Company amounts to 100 000 000 (a hundred million) UAH.

The Authorized (Compound) Capital Stock of the Company is divided into 400 000 000 (four hundred million) of ordinary nominal shares with their nominal value making up 0.25 UAH per each.

There is a registration alphabetic-character code assigned to the Company securities by National Depositary of Ukraine along with Abstract from Register of Securities Codes obtained in accordance with requirements of Securities and Exchange Commission as to codification (numeration) of securities.

The Securities Code is UA0400081008.

The Registration Certificate of Securities Issue No. 169/1/08 of the 25th of April, 2008 was issued by Securities and Exchange Commission on the 16th of July, 2008.

OJSC "INTERPIPE NTRP" was one in the first seven Ukrainian enterprises with its securities included into the Level One Listing of the First Exchange Trading System since the 1st of October, 1997 according to decision of the Trade Committee of the 24th of September, 1997. To implement the decisions of Securities and Exchange Commission No. 141 of the 6th of July, 1999 and No. 215 of the 30th of December, 1998 the Company and OJSC "Stock Exchange the First Exchange Trading System" entered into Agreement on support of listing on the 8th of September, 1999. On the 1st of October, 2007 the Agreement on support of listing was repeatedly concluded in connection with coming into force of Provision on Stock Exchanges Functioning approved by decision of State Securities and Exchange Commission No. 1542 of the 19th of December, 2006. The Company securities are included into Quotation List of the State Securities and Exchange Commission of the Level Two Listing being admitted to the Distribution Network Bidding in accordance with Provisions of Agreement.

5. Information on Change of Person Keeping Records of Property Rights to the Issuer's Securities in Depositary System of Ukraine

To fulfil the requirements of Legislation of Ukraine in force of 1995 on keeping records of property rights to nominal securities the Company entered into Agreement on keeping of Register of Holders of Nominal Securities No. 04/2-183П of the 25th of October, 1995 with the Registrar – Joint-Stock Bank "Credit-Dnipro" (YEDRPOU Code 14352406). In connection with termination of Agreement on keeping of Register of Holders of Nominal Securities the General Shareholders Meeting of the Company taken place on the 29th of March, 2001 made a decision of transfer of Register System of OJSC "INTERPIPE NTRP" to an Independent Registrar – Company "Alpha – Invest".

The Acceptance-Transfer Report of Register System Documents of OJSC "INTERPIPE NTRP" without number was drawn up on the 30th of March, 2001. The Parties to the Report are represented by the Registrar – Joint-Stock Bank "Credit-Dnipro", the Registrar - Company "Alpha – Invest" and Issuer OJSC "INTERPIPE NTRP".

The Register of Company Holders of Nominal Securities since the 29th of March, 2001 till the 9th of September, 2005 was being kept by Independent Registrar – Company "Alpha – Invest" (YEDRPOU Code 24995460) in accordance with Legislation of Ukraine in force. The Company "Alpha – Invest" was approved as permanent Registrar by the General Shareholders Meeting (Minutes of the General Shareholders Meeting No. 6 of the 29th of March, 2001).

The Registrar was keeping the Register of Company Holders of Nominal Securities on the basis of Agreement for keeping of Register of Holders of Nominal Securities of OJSC "INTERPIPE NTRP" No. 3-2001/630011067 of the 29th of March, 2001.

The Board of the Company (Minutes of Board Meeting No. 248 of the 3rd of August, 2005) made a decision of termination of Agreement for keeping of Register of Holders of Nominal Securities of OJSC "INTERPIPE NTRP" No. 3-2001/630011067 of the 29th of March, 2001 on the Registrar's initiative basing on the Registrar's letter on unilateral termination of Agreement on keeping of Register of Holders of Nominal Securities of OJSC "INTERPIPE NTRP". This decision was agreed with the Supervisory Board (Minutes of Meeting of Supervisory Board No. 128 of the 4th of August, 2005).

The Independent Registrar – Limited Liability Company "Oliver- Registrar" (YEDRPOU Code 33643026) was elected a Temporary Registrar on keeping of Register of Holders of Nominal Securities of OJSC "INTERPIPE NTRP" basing on its letter for the period till approval of decision on election of a new Register Keeper at the nearest General Shareholders Meeting (Minutes of Meeting of Supervisory Board No. 128 of the 4th of August, 2005).

The Acceptance-Transfer Report of Register System Documents of OJSC "INTERPIPE NTRP" without number was drawn up on the 9th of May, 2005. The Parties to the Report are represented by the Registrar - Company "Alpha – Invest", the Registrar – Company "Oliver- Registrar" and Issuer OJSC "INTERPIPE NTRP".

The Registrar – Company "Oliver- Registrar" was keeping the Register of Company Holders of Nominal Securities since the 9th of September, 2005 till the 28th of February, 2006. The Registrar was keeping the Register of Company Holders of Nominal Securities on the basis of Agreement
No. 522051685 for temporary keeping of the Register of Holders of Nominal Securities of OJSC "INTERPIPE NTRP" of the 5th of August, 2005.

The Board of the Company (Minutes of Board Meeting No. 266 of the 20th of January, 2006) made a decision of termination of Agreement for temporary keeping of Register of Holders of Nominal Securities of OJSC "INTERPIPE NTRP" No. 522051685 of the 5th of August, 2005 on the Registrar's initiative basing on the Registrar's letter on unilateral termination of Agreement on keeping of Register of Holders of Nominal Securities of OJSC "INTERPIPE NTRP". This decision was agreed with
the Supervisory Board (Minutes of Meeting of Supervisory Board No. 142 of the 26th of January, 2006).

The Independent Registrar – Limited Liability Company "Sigma- Register" (YEDRPOU Code 33785109) was elected a Temporary Registrar on keeping of Register of Holders of Nominal Securities of OJSC "INTERPIPE NTRP" basing on its letter for the period till approval of decision on election of
a new Register Keeper at the nearest General Shareholders Meeting (Minutes of Meeting of Supervisory Board No. 142 of the 26th of January, 2006).

The Acceptance-Transfer Report of Register System Documents of OJSC "INTERPIPE NTRP" without number was drawn up on the 28th of February, 2006. The Parties to the Report are represented by
the Registrar - Company "Oliver – Registrar", the Registrar – Company "Sigma- Register" and Issuer OJSC "INTERPIPE NTRP".

The Company "Sigma- Register" has been keeping the Register of Company Holders of Nominal Securities since the 28th of February, 2006. The Registrar is keeping the Register of Company Holders of Nominal Securities on the basis of Agreement No. 580060392 for keeping of Register of Holders of Nominal Securities of OJSC "INTERPIPE NTRP" of the 27th of January, 2006.

The Company "Sigma- Register" was approved as Permanent Registrar on keeping of Register of Holders of Nominal Securities of OJSC "INTERPIPE NTRP" at the General Shareholders Meeting taken place on the 14th of April, 2006 (Minutes of the General Shareholders Meeting No. 11 of the 14th of April, 2006).

6. Information of General Meeting

<table>
<tr><td colspan="2">Kind of General Meeting*</td><td>Regular</td><td>Extraordinary</td></tr>
<tr><td colspan="2"></td><td>x</td><td></td></tr>
<tr><td colspan="2">Date of Holding</td><td colspan="2">The 18th of March, 2008</td></tr>
<tr><td colspan="2">Quorum of Meeting**</td><td colspan="2">96.247</td></tr>
<tr><td>DESCRIPTION:</td><td colspan="3">The General Shareholders Meeting of the Company taken place on the 18th of March, 2006 was convened by decision of Board agreed with Supervisory Board of the Company.
The questions included into agenda of General Meeting are as follows:
1. Approval of Statement of the Company Board on results of activities for 2007 and approval of guidelines of Company activities in 2008.
2. Approval of Statement and Conclusions of the Company Auditing Committee by results of checks of financial and economic activity of the Company carried out in 2007.
3. Approval of Annual Financial Accountability for 2007 and the results of financial and economic activity of the Company carried out in 2007.
4. Approval of profit distribution procedure, period and dividend payment procedure.
5. Approval of primary indices of financial and economic activity of the Company for 2008.
6. Approval of limits for granting of guarantees by the third persons' liabilities in 2008.
7. Recall and election of members of the Company Supervisory Board.
8. Recall and election of members of the Company Auditing Committee.

The following additional questions were included into the agenda of Regular General Shareholders Meeting of the Company basing on the Article 43 of Law of Ukraine "On Economic Companies" on proposal of Shareholder holding more than 10 percent of votes.
9. Recall and election of members of the Company Board.
10. Increase of amount of the Authorized (Compound) Capital Stock of the Company by way of increase of quantity of shares of available nominal value at the expense of additional investment.
11. Closed (private) distribution of shares and approval of record of decision on closed (private) distribution of shares.
Approval of list of other Investors among which the distribution of shares is being stipulated according to which there was made a decision on distribution of shares. Determination of authorized organizations and persons conferring them with corresponding powers on provision of closed (private) distribution of shares.
All the questions of agenda were examined in course of General Shareholders Meeting with following decisions being made:
approval of Statement of the Company Board on results of activities for 2007 and guidelines of Company activities in 2008; approval of Statement and Conclusions of the Company Auditing Committee by results of checks of financial and economic activity of the Company carried out in 2007; approval of Annual Financial Accountability for 2007 and the results of financial and economic activity of the Company carried out in 2007; approval of primary indices of financial and economic activity of the Company for 2008; approval of limits for granting of guarantees by the third persons' liabilities in 2008 as well as making of decisions as to introduction of changes into the staff of the Company officers; there was made a decision to increase the amount of the Authorized (Compound) Capital Stock of the Company by way of increase of quantity of shares of available nominal value at the expense of additional investment; there were made the decisions as regards closed (private) distribution of shares and approval of record of decision on closed (private) distribution of shares; determination of the Authorized Body and persons conferring them with corresponding powers on provision of closed (private) distribution of shares.</td></tr>
</table>

Kind of General Meeting*	Regular	Extraordinary
		x
Date of Holding	The 18th of June, 2008	
Quorum of Meeting**	84.48	
DESCRIPTION:	The Extraordinary General Shareholders Meeting of the Company taken place on the 18th of June, 2008 was convened by decision of the Board agreed with Supervisory Board of the Company. The question included into the agenda of Extraordinary General Shareholders Meeting is as follows: 1. Introduction of changes and addenda into the Company By-Laws. The following additional question was included into the agenda of Extraordinary General Shareholders Meeting of the Company basing on the Article 43 of Law of Ukraine "On Economic Companies" on proposal of Shareholder holding more than 10 percent of votes. 2. Liquidation of Detached Division "Trade House OJSC "INTERPIPE NTRP". All the questions of agenda were examined in course of Extraordinary General Shareholders Meeting with following decisions being made: to liquidate Detached Division "Trade House OJSC "INTERPIPE NTRP" and introduce the changes into the Company By-Laws.	

Kind of General Meeting*	Regular	Extraordinary
		x
Date of Holding	The 25th of December, 2008	
Quorum of Meeting**	85.64	
DESCRIPTION:	The Extraordinary General Shareholders Meeting of the Company taken place on the 25th of December, 2008 was convened at the request of Supervisory Board of the Company. The questions included into the agenda of Extraordinary General Shareholders Meeting were as follows: 1. Introduction of changes and addenda into the Company By-Laws. 2. Approval of limits for granting of financial and property guarantees by the third persons' liabilities in 2009. 3. Approval of decision as regards mortgage of the Company Fixed Assets with their Individual Book Value being equal to or exceeding 15 150 000 UAH and approval of decision as regards mortgage of the Company Fixed Assets with their Aggregate Book Value being equal to or exceeding 252 500 000 UAH. The following additional questions were included into the agenda of Regular General Shareholders Meeting of the Company basing on the Article 43 of Law of Ukraine "On Economic Companies" on proposal of Shareholder holding more than 10 percent of votes. 4. Recall and election of members of the Supervisory Board. 5. Approval of conclusion of transactions by the Company having nothing in common with the Company object of activities in cases when general amount of liabilities arising at Company on the grounds of such transaction or some connected transactions exceeds 10 000 000 UAH (without Value-Added Tax) or equivalent of the sum stated in foreign currency. All the questions of agenda were examined in course of Extraordinary General Shareholders Meeting with following decisions being made: to introduce the changes and addenda into the Company By-Laws; to approve the limits for granting of financial and property guarantees by the third persons' liabilities in 2009; to approve conclusion of transactions by the Company having nothing in common with the Company object of activities in cases when general amount of liabilities arising at Company on the grounds of such transaction or some connected transactions exceeds 10 000 000 UAH (without Value-Added Tax) or equivalent of the sum stated in foreign currency along with making of decision as regards introduction of changes into the staff of Supervisory Board of the Company. The third question of agenda "Approval of decision as regards mortgage of the Company Fixed Assets with their Individual Book Value being equal to or exceeding 15 150 000 UAH and approval of decision as regards mortgage of the Company Fixed Assets with their Aggregate Book Value being equal to or exceeding 252 500 000 UAH" was removed from the examination of Extraordinary General Shareholders Meeting.	

7. Information on Labour Remuneration Fund and Strength of Employees

Index	For the period
Labour Remuneration Fund – sum total (thousand UAH)	273 139.3 thousand UAH
Strength of Employees – in all	8 236 persons

8. Information on Dividends

The Extraordinary General Shareholders Meeting of the Company taken place on the 4th – 23rd of August, 2006 (Minutes No. 5 of the 4th – 23rd of August, 2006) made a decision to pay dividends at
the expense of profit gained by results of financial and economic activity of the Company for 2005 and at
the expense of redistribution of profit for the previous years.

Closing date of Dividend Payment Register was the 5th of September, 2006. The Dividend Payment Period was established since the 5th of September till the 31st of December, 2006.

Basing on this decision the Company has paid 936 698 646 (nine hundred and thirty-six million six hundred and ninety eight thousand six hundred and forty six) UAH of dividends to its Shareholders including 6 757 996.48 (six million seven hundred and fifty-seven thousand nine hundred and ninety-six) UAH kopeks 48 of Natural-Person Income Tax and 2 239 732.87 (two million two hundred and thirty- nine thousand seven hundred and thirty-two) UAH kopeks 87 of Non-Resident Income Tax.

The payment of deposited or timely unpaid dividends by results of financial and economic activity of the Company for 1999 – 2001 and 2003 was continuing during 2006 with 9 354 (nine thousand three hundred and fifty-four) UAH of dividends being paid to its Shareholders.

The Regular General Shareholders Meeting of the Company taken place on the 30th of March, 2007 (Minutes No. 12 of the 30th of March, 2007) made a decision to pay dividends at the expense of profit gained by results of financial and economic activity of the Company for 2006 taking into account a part of undistributed profit of the previous year.

Closing date of Dividend Payment Register was the 15th of May, 2007. The Dividend Payment Period was established since the 15th of May till the 31st of December, 2007.

Basing on this decision the Company has paid 578 311 597 (five hundred and seventy-eight million three hundred and eleven thousand five hundred and ninety-seven) UAH of dividends to its Shareholders including 4 538 462.91 (four million five hundred and thirty eight thousand four hundred and sixty two) UAH kopeks 91 of Natural-Person Income Tax and 1 851 163.18 (one million eight hundred and fifty one thousand one hundred and sixty three) UAH kopeks 18 of Non-Resident Income Tax.

The payment of deposited or timely unpaid dividends by results of financial and economic activity of the Company for 1999 – 2001, 2003 and 2005 was continuing during 2007 with 44 877 403 (forty four million eight hundred and seventy seven thousand four hundred and three) UAH of dividends being paid to its Shareholders.

The Regular General Shareholders Meeting of the Company taken place on the 18th of March, 2008 (Minutes No. 13 of the 18th of March, 2008) made a decision neither distribute the net profit gained in the result of financial and economic activity of the Company in 2007 nor approve the period and procedure for dividend payment because of non-distribution of the profit to Fund of Settlements with the Participants (the dividends).

The payment of deposited or timely unpaid dividends by results of financial and economic activity of the Company for 1999 – 2001, 2003, 2005 and 2006 was continuing during 2008 with 1 092 418 (one million ninety-two thousand four hundred and eighteen) UAH of dividends being paid to its Shareholders.

When payment of Dividend Taxes, the Company was guided by Law of Ukraine "On Enterprise Profit Taxation" No. 334/94-BP of the 28th of December, 1994 with all amendments and addenda included, Law of Ukraine "On Natural-Person Income Tax" No. 889-IV of the 22nd of May, 2003 with all amendments and addenda included and Decree of Ministry of Ukraine "On Exemption (Reduction) from Taxation of Incomes with their Source Originating from Ukraine according to International Treaties of Ukraine for Avoidance of Double Taxation" No. 470 of the 6th of May, 2001 with all amendments and addenda included.

9. Information on the Issuers Liabilities

Kinds of Liabilities	Date of arising	Outstanding part of debt	Percent for use of Cash Assets (Annual Percentage Rate)	Date of repayment
Bank Credits	X	226 913.000	X	X
including:				
Short-term credit	12.08.2008	43 890.000	4.18875	06.06.2009
Short -term credit	28.10.2008	12 320.000	7.0075	28.01.2009
Short -term credit	30.12.2008	12 400.240	4.6375	05.01.2009
Short -term credit	03.12.2008	65 132.760	8.03	05.01.2009
Long-term credit	27.11.2007	93 170.000	5.32125	28.09.2012
Liabilities by securities	X	0.000	X	X
including: by bonds (per each issue)	X	0.000	X	X
The Chapter "Information on the Issuer's Liabilities (per each issue of bonds)" failed to contain data on bonds because the Company didn't issue any bonds.		0.000	0	
by bills (totally)	X	0.000	X	X
by Financial Investment in corporate rights (per each kind)	X	0.000	X	X
The Chapter "Information on the Issuer's Liabilities (by Financial Investment in corporate rights)" fails to contain data on the Issuer's Liabilities by Financial Investment in corporate rights because the Company has no these liabilities.		0.000	X	
Tax Liabilities	X	299 243.000	X	X
Financial support on reverse base	X	0.000	X	X
Other liabilities	X	2 316 785.000	X	X
In all Liabilities	X	2 842 941.000	X	X

10. Information as to Auditor's Opinion

According to Agreement No. 30/04-1/530081558 of the 30th of May, 2008 the Auditor Baranovs'ka Olena Mykhaylivna (Auditor's Certificate Series A No. 000729 issued by decision of the Auditing Chamber of Ukraine No. 41 of the 25th of January, 1996 prolonged by decision of the Auditing Chamber of Ukraine No. 85 of the 24th of January, 1999 and decision No. 141/1 of the 25th November 2004 valid till the 25th of January, 2010) of Limited Liability Auditing Firm "Finem – Consulting" (Certificate on entering in the Register of Auditing Activity Subjects No. 1368 issued by decision of the Auditing Chamber of Ukraine No. 98 of the 26th of January 2001 prolonged by decision of the Auditing Chamber of Ukraine No. 158 of the 26th of January 2006 valid till the 26th of January 2011) carried out the audit of Consolidated Financial Statement of Open Joint-Stock Company "INTERPIPE NYZHNYODNIPROVS'KYY TUBE-ROLLING PLANT" YEDRPOU Code 05393116, seat of the Company Ukraine 49081 Dnipropetrovs'k, vul. Stoletova, 21 registered by Executive Committee of Dnipropetrovs'k City Council of People's Deputies on the 28th of December, 1994, Account No. 10059-AT, Registration File No.

04052092Ю00010023; the last changes introduced into the Constituent Documents on the 24th of June, 2008, record No. 12240050016001344): Balance Sheet as of the 31st of December, 2008, Financial Statement for 2008, Cash Flow Statement for 2008, Equity Capital Statement for 2008, Notes to Annual Financial Accountability for 2008, description of essential aspects of accounting policy, other explanatory notes and supplementary information non-represented in the Notes to Financial Accountability for 2008.

Address of the Auditing Firm (the Auditor):
49050 Dnipropetrovs'k, vul. Gogolya, 10-a, offices 52 and 53, telephone (fax) (0562) 36-21-09.
Mailing address: 49089 Dnipropetrovs'k, Post Office Box 4563.

GENERAL AUDITOR'S OPINION

"We consider that we have obtained sufficient and corresponding auditing evidence to express our opinion. We failed to supervise stock-taking of available Assets as of the 31st of December, 2007 because this date preceded our appointment to the post of the Company Auditors. Due to nature of the Company accounting records we couldn't confirm the amount of Assets making use of other auditing procedures.

To our mind, the accounting of Noncurrent Assets, Reserves, Accounts Receivable and Liabilities comply with Accounting Provisions (Standards) in consideration of a number of restrictions.

The Company fails to disclose information as to operations carried out with Associated Parties:
the list of Associated Parties, essence of relationship, kinds and registration of operations carried out, and methods of assessment of Assets and Liabilities.

To our mind, except for influence of adjustments that may be necessary should we be able
to confirm the quantity of Assets as of the 31 of December, 2007 and adjustment of Balance Sheet Accounts aforementioned, the Financial Statements of Open Joint-Stock Company "INTERPIPE NYZHNYODNIPROVS'KYY TUBE-ROLLING PLANT" are authentic representation of Financial State of the Joint-Stock Company as of the 31st of December, 2008 in all other essential aspects as well as
the results of activities and cash flow for 2008 in accordance with requirements with Accounting Provisions (Standards) of Ukraine in force.

Failing to express conditionally positive opinion we draw attention to the Note to Consolidated Balance Sheet of the Enterprise. The Financial Statements were drawn up on the grounds of Continuous Activity Concept with the Assets and Liabilities being correspondingly accounted basing on
the possibility of Economic Management Subject to sell its Assets and discharge its Liabilities continuing to carry out its ordinary activities. And at the same time, there exist some events and circumstances able as separately so jointly to cause considerable doubts as to admission on continuity of the enterprise activities".

11. Information as to the Date of Placement of Full Text of Annual Information in Public Information Database of Committee and other Divulgence

The date of placement of full text of annual information in Public Information Database of Committee is the 13th of April, 2009.

There was no any other divulgence of annual information text.

12. Signature

The person mentioned below confirms the authenticity of information stated acknowledging that he is fully answerable in accordance with Legislation.

Chairman of Board ____________ A.M. Korotkov ____________

(signature) (the Head's initials and surname)

Seal Place ____________ April 13, 2009 ____________

(date)

Attachment 13

File No.82-4814

Translation from the Ukrainian language

CONCLUSION
of Baranovs'ka Olena Mykhaylivna, Independent Auditor of Auditing Firm "Finem – Consulting" as to Financial Statements of Open Joint-Stock Company "INTERPIPE NYZHNYODNIPROVS'KYY TUBE-ROLLING PLANT"
for the period since the 1st of January, 2008 till the 31st of December, 2008
as of the 31st of January, 2008

Attention of Shareholders of Open Joint-Stock Company
"INTERPIPE NYZHNYODNIPROVS'KYY TUBE-ROLLING PLANT"

According to Agreement No. 30/04-1/530081558 of the 30th of May, 2008 the Auditor Baranovs'ka Olena Mykhaylivna (Auditor's Certificate Series A No. 000729 issued by decision of the Auditing Chamber of Ukraine No. 41 of the 25th of January, 1996 prolonged by decision of the Auditing Chamber of Ukraine No. 85 of the 24th of January, 1999 and decision No. 141/1 of the 25th November 2004 valid till the 25th of January, 2010) of Limited Liability Auditing Firm "Finem – Consulting" (Certificate on entering in the Register of Auditing Activity Subjects No. 1368 issued by decision of the Auditing Chamber of Ukraine No. 98 of the 26th of January 2001 prolonged by decision of the Auditing Chamber of Ukraine No. 158 of the 26th of January 2006 valid till the 26th of January 2011) carried out the audit of Consolidated Financial Statement of Open Joint-Stock Company "INTERPIPE NYZHNYODNIPROVS'KYY TUBE-ROLLING PLANT" YEDRPOU Code 05393116, seat of the Company: Ukraine 49081 Dnipropetrovs'k, vul. Stoletova, 21 registered by Executive Committee of Dnipropetrovs'k City Council of People's Deputies on the 28th of December, 1994, Account No. 10059-AT, Registration File No. 04052092Ю0010023; the last changes introduced into the Constituent Documents on the 24th of June, 2008, record No.12240050016001344): Balance Sheet as of the 31st of December, 2008, Financial Statement for 2008, Cash Flow Statement for 2008, Equity Capital Statement for 2008, Notes to Annual Financial Statement for 2008, description of essential aspects of accounting policy, other explanatory notes and supplementary information non-represented in the Notes to Financial Statement for 2008 (enclosed).

The conceptual basis for preparation of Financial Statement of the Company is National Accounting Provisions (Standards) and other Normative Legal Documents as regards accounting keeping and drawing up of Financial Statement in Ukraine as well as Company Domestic Provisions.

The Company Management bears responsibility for authenticity and fullness of information submitted to the Auditor and preparation of Financial Statement in accordance with Legislation in force. The range of responsibility of the Company Management Personnel covers development, introduction and application of internal check as to preparation and authentic submission of Financial Statement non-containing essential misrepresentations due to fraud or mistake; the choice or application of corresponding accounting policy as well as accounting assessments conforming to the circumstances.

We ourselves bear responsibility for submission of Conclusion as regards this Financial Statement on the basis of results of audit carried out.

We have carried out the audit in accordance with requirements of Law of Ukraine 'On Auditing Activity" and International Auditing Standards, assurance of certainty and ethics prevailing as National Auditing Standards in Ukraine. These Standards demand us to adhere to ethical principles as well as planning and carrying out of audit to get sufficient confidence proving that Financial Statement doesn't contain any essential misrepresentations.

The audit stipulates carrying out of auditing procedures in order to obtain auditing evidence as to the sums and disclosures cited in Financial Statement. The selection of procedures depends upon an Auditor's judgement. These procedures include assessment of risks of essential misrepresentations of Financial Statement due to fraud or mistakes at that. While assessment of these risks the Auditor examines the internal check measures concerning preparation and authentic representation of Financial Statements to develop auditing procedures conforming to the circumstances, but not in order to express the opinion as regards efficacy of internal check of Economic Management Subject. The audit also includes assessment of compliance of accounting policy applied, acceptability of accounting assessments made by the Managerial Personnel and general compliance of Financial Statements with accounting principles conventional in Ukraine.

We consider that we have obtained sufficient and corresponding auditing evidence to express our opinion. We failed to supervise stock-taking of available Assets as of the 31st of December, 2007 because this date preceded our appointment to the post of the Company Auditors. Due to nature of the Company accounting records we couldn't confirm the amount of Assets making use of other auditing procedures.

To our mind, the accounting of Noncurrent Assets, Reserves, Accounts Receivable and Liabilities comply with Accounting Provisions (Standards) in consideration of a number of restrictions.

The Company fails to disclose information as to operations carried out with Associated Parties: the list of Associated Parties, essence of relationship, kinds and registration of operations carried out, and methods of assessment of Assets and Liabilities.

To our mind, except for influence of adjustments that may be necessary should we be able to confirm the quantity of Assets as of the 31 of December, 2007 and adjustment of Balance Sheet Accounts aforementioned, the Financial Statements of Open Joint-Stock Company "INTERPIPE NYZHNYODNIPROVS'KYY TUBE-ROLLING PLANT" are authentic representation of Financial State of the Joint-Stock Company as of the 31st of December, 2008 in all other essential aspects as well as the results of activities and cash flow for 2008 in accordance with requirements with Accounting Provisions (Standards) of Ukraine in force.

Failing to express conditionally positive opinion we draw attention to the Note to Consolidated Balance Sheet of the Enterprise. The Financial Statement was drawn up on the grounds of Continuous Activity Concept with the Assets and Liabilities being correspondingly accounted basing on the possibility of Economic Management Subject to sell its Assets and discharge its Liabilities continuing to carry out its ordinary activities. And at the same time, there exist some events and circumstances able as separately so jointly to cause considerable doubts as to admission on continuity of the enterprise activities.

Failing to include any cautions to our Conclusion we express the auditing opinion as regards other supplementary information that should be submitted in accordance with requirements of Provision as to preparation of Auditor's Conclusions submitted to the State Securities and Exchange Commission when disclosure of information by Issuers and Professional Market Makers approved by decision of State Securities and Exchange Commission No. 1528 of the 19th of December, 2006.

To our mind, information concerning Noncurrent Assets of the Company, Deferrals in all in consideration of restrictions connected to Fixed Asset Formation, Construction in Process, Financial Investment, Long-term and Short-term Accounts Receivable and Stocks as of the 31st of December, 2008 is disclosed in the Financial Statements complying with Accounting Provisions (Standards) of Ukraine in force in all of essential aspects.

To our mind, general information concerning Liabilities in consideration of restriction as to accrual of cover funds, representation of Long-term liabilities and Accounts Payable as of the 31st of December, 2008 is disclosed in Financial Statement being represented in compliance with Accounting Provisions (Standards) of Ukraine in force.

To our mind, information concerning Equity Capital as of the 31st of December, 2008 is disclosed in the Financial Statement generally meeting the requirements of Accounting Provisions (Standards) of Ukraine in force in consideration of a number of restrictions as well as the restriction as to Additional Capital and undistributed profit.

To our mind, the assertion of the Company Managerial Personnel (Responsible Party) as to compliance of Net Asset Value with requirements of Legislation as of the 31st of December, 2008 is represented authentically in all of essential aspects.

To our mind, the assertion of the Company Managerial Personnel (Responsible Person) to the effect that the Authorized Capital Stock as of the 31st of December, 2008 was paid within the periods fixed by Legislation in all of essential aspects in accordance with Legislation in force was stated authentically.

To our mind, the information as to the element of Financial Statement "amount of net profit" for the year finished on the 31st of December, 2008 was disclosed in accordance with Accounting Provisions (Standards) of Ukraine in consideration of a number of restrictions in all of essential aspects.

To our mind, the information as regards events taken place during reporting year able to influence upon the Issuer's economic state and cause considerable change of cost of his securities mentioned in the first part of Article 41 of Law of Ukraine "On Securities and Stock Exchange" is disclosed in Financial Statement in accordance with Accounting Provisions (Standards) of Ukraine in consideration of a number of restrictions in all of essential aspects.

Signed on behalf of the Auditing Firm

Director (signature) O.M. Baranovs'ka

Auditor (signature) O.M. Baranovs'ka

Seal

Date of Auditor's Conclusion issue
The 30th of March, 2009

Address of the Auditing Firm (the Auditor):
49050 Dnipropetrovs'k, vul. Gogolya, 10-a, offices 52 and 53, telephone (fax) (0562) 36-21-09.
Mailing address: 49089 Dnipropetrovs'k, Post Office Box 4563.

Attachment 14

File No.82-4814

			CODES
		Date	31.12.2008
Enterprise	OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"	**by EDRPOU**	05393116
Territory	Dnipropetrovsk region, Industrialny district	**by KOATYY**	1210137200
Form of ownership	Private ownership	**by KFV**	10
Public authority	Open Joint-Stock Companies formed on the basis of public enterprises	**by SPODU**	6024
Branch	Tube production	**by ZKGNG**	12140
Kind of economic activity	Steel tube production	**by KVED**	27.22.0
Unit of measurement	**Thousand UAH**	**Check sum**	
Address	21 Stoletov St., Industrialny district, Dnipropetrovsk, 49081, Dnipropetrovsk region, Ukraine		

BALANCE-SHEET (CONSOLIDATED) AS AT DECEMBER 31, 2008

Form No. 1 Code by DCUD 1801001

Assets	Code of line	As at the beginning of reporting period	As at the end of reporting period
1	2	3	4
I. Non-current assets			
Intangible assets:			
depreciated cost	010	3 123	5 882
initial cost	011	3 493	7 149
accumulated depreciation	012	(370)	(1 267)
Construction in progress	020	74 592	85 128
Fixed assets:			
depreciated cost	030	1 462 307	1 368 960
initial cost	031	1 892 320	2 004 179
wear and tear	032	(430 013)	(635 219)
Long-term biological assets:			
fair (depreciated) value	035	0	0
initial cost	036	0	0
accumulated depreciation	037	(0)	(0)
Long-term financial investments:			
accounted by the method of participation in capital of other companies	040	0	0
other financial investments	045	339	350
Long-term accounts receivable	050	331	434
Fair (residual) cost of investment real estate	055	0	0
Initial cost of investment real estate	056	0	0
Wear and tear of investment real estate	057	(0)	(0)
Deferred Tax Assets	060	174 210	284 375
Goodwill	065	0	0
Other Noncurrent Assets	070	0	0
Consolidation goodwill	075	0	0
Total for Section I	**080**	**1 714 902**	**1 745 129**
II. Current assets			
Production reserves	100	335 648	369 995
Current biological assets	110	0	0
Production in progress	120	132 221	192 903
Finished products	130	113 355	230 928
Goods	140	185	5 030
Notes receivable	150	0	0
Accounts receivable for goods, works, services:			
net selling value	160	801 658	1 494 329
initial value	161	801 658	1 494 329
bad debt reserve	162	(0)	(0)
Receivables on settlements:			
with budget	170	112 634	249 087
on advances made	180	213 645	91 194

1	2	3	4
on accrued revenues	190	112	125
on internal payments	200	0	0
Other current receivables	210	28 902	18 523
Current financial investments	220	0	0
Cash and cash equivalents:			
in national currency	230	996	92 044
including in cash office	235	0	0
in foreign currency	240	11 750	103 925
Other current assets	250	125 743	73 691
Total for Section II	**260**	**1 877 019**	**2 921 774**
III. Deferred charges	**270**	**10 963**	**6 514**
IV Noncurrent Assets and Retirement Groups	**275**	**0**	**0**
Balance	**280**	**3 602 884**	**4 673 417**

Liabilities	**Code of line**	**As at the beginning of reporting period**	**As at the end of reporting period**
1	2	3	4
I. Equity capital			
Authorized capital	300	**13 471**	**100 000**
Share capital	310	0	0
Additional laid-down capital	320	37 181	36 918
Other additional capital	330	1 045 389	899 044
Reserve capital	340	20 015	20 015
Retained profit (outstanding loss)	350	717 236	756 964
Unpaid capital	360	(0)	(0)
Withdrawn capital	370	(9.026)	(0)
Accrued exchange difference	**375**	0	0
Total for Section I	**380**	**1 824 266**	**1 812 941**
Minority share	385	**0**	**0**
II. Provision of such expenditures and payments			
Provision of staff remuneration	400	13 536	17 410
Other provisions	410	94	125
Inserted line – amount of insurance reserves	415	0	0
Inserted line – amount of re-insurers shares in the insurance reserves	416	0	0
Special-purpose financing	420	0	0
Total for Section II	**430**	**13 636**	**17 535**
III. Long-term liabilities			
Long-term bank loans	440	61 105	93 170
Other long-term financial liabilities	450	681 750	1 366 981
Deferred tax liabilities	460	293 574	291 181
Other long-term liabilities	470	0	0
Total for Section III	**480**	**1 036 429**	**1 751 332**
IV. Current liabilities			
Short-term bank loans	500	7 793	133 473
Current debt on long-term liabilities	510	0	0
Notes issued	520	62 198	0
Accounts payable for goods, works, services	530	212 875	534 824
Current liabilities towards settlements:			
on advances received	540	353 412	324 519
with budget	550	5 368	8 062
on off-budget payments	560	2 381	3 631
on insurance	570	5 975	3 951
on labor remuneration	580	13 363	10 506
with participants	590	6 239	5 167
on internal settlements	600	0	0
Liabilities connected to Noncurrent Assets and Retirement Groups kept for sale	605	0	0
Other current liabilities	610	58 955	67 206
Total for Section IV	**620**	**728 559**	**1 091 609**
V. Deferred incomes	**630**	0	0
Balance	**640**	**3 602 884**	**4 673 417**

Notes:

A calendar year is a reporting period to draw up the Financial Statement.

The Financial Statement submitted bases on principles and ways for disclosure of information regulated by National Accounting Provisions (Standards) applied since January, 2000.

The basic allowance is Charge and Continuity Principle.

The Company Financial Statement is consolidated by means of inclusion of Financial Statement Items of Company "Lime Factory".

The primary cost is a measurement basis of Financial Statement Elements (except for item "Fixed Assets").

The Assets are determined in the amount of Cash Assets or fair value of other expenses made for their acquisition.

The Liabilities are determined in the amount of proceeds in exchange for Liabilities.

The Assets and Liabilities are delimited in Balance Sheet by long-term and short-term ones.

Accounting classification of the Company Assets is as follows:

- Noncurrent Assets;
- Long-term Financial Investment;
- Stock;
- Accounts Receivable;
- Cash Assets.

There are costs of own Fixed Assets and other Noncurrent Tangible Assets stated in the Item "Fixed Assets". There are initial (revalued) cost, amount of wear and tear of Fixed Assets and their residual cost separately stated in this item. The Fixed Assets included in Balance are determined as Initial Cost Asset. The Total Balance includes residual cost determined as difference between initial (revalued) cost of Fixed Assets and amount of their wear and tear as of the Balance Sheet Date.

The initial cost of Fixed Assets is increased by amount of expenses connected to improvement of object (upgrading, reequipment, reconstruction, etc.).

Restoration and repair of Assets are shown as Period Expenses in Financial Statement when incurring of these expenses.

There are value designations to the amount of 1000 UAH of subjects belonging to Noncurrent Tangible Assets of little value established in accordance with accounting policy.

The Fixed Assets were revalued as of the 1st of January, 2007. The Company didn't revalue availability of possible reduction of utility of Assets as of the Balance Sheet Date.

In order to calculate fair cost the enterprise is revaluing the objects of Fixed Assets as of the 1st of January, 2009.

Profit and loss from retirement of Fixed Assets are shown in Financial Statement.

The item "Construction in Process" reflects value of Unfinished Financial Investment in construction, creation, production, reconstruction, upgrading and purchase of Noncurrent Assets (inclusive of Noncurrent Tangible Assets meant to replace the valid ones and erection facilities) made by the enterprise as well advance payments to finance capital construction. The value of Unfinished Capital Investment is accounted by value of expenses incurred.

The Intangible Assets are accounted in the Balance Sheet by their initial cost with deduction of depreciation.

The depreciation of Noncurrent Assets is charged during their useful life fixed at the moment of Asset recognition making use of straight-line method.

The Long-term Financial Investment is accounted by its initial cost being classified as "Other Long-term Financial Investment".

The amount of Deferred Tax Asset is recognized to a considerable degree from temporary differences in calculation of Book Value of Fixed Assets in Accounting and Tax Accounting that probably will be profit-taxed. The Deferred Tax Assets and Deferred Tax Liabilities are calculated in accordance with requirements of International Standards of Financial Statements non-contrary to the ones of Accounting (Provisions) Standards.

The stocks purchased and produced are included in the Company Balance by their initial cost. Retirement of work-in-process, semi-finished and finished products is valued by method of weighted average value with retirement of other kinds of stock being valued by First-in-First-out Method. Transport and procurement expenses (TPE) are recorded on separate subaccounts. In case of impossibility to determine the kind of stock to which the one belongs, the transport and procurement expenses are divided by kinds of stock at the end of month in accordance with requirements of Accounting (Provision) Standard 9.

The items costing less than 300 UAH are considered to be current high-wear ones of little value regardless of their useful life in accordance with accounting policy, proceeding from principle of circumspection and information significance level. The cost of current high-wear items of little value at commissioning is excluded from structure of Assets.

The Finished Product Stock is shown in Balance Sheet by its production prime cost.

The cost of production-in-process includes both direct and production overhead expenses.

The Accounts Receivable by products, works and services are shown in Balance Sheet by their Net Realization Value. The amount of Bad Debt Reserve is determined by method of use of Bad Debt Absolute Amount in accordance with accounting policy.

The Cash Assets include the amount of cash money and money stored at on-demand settlement accounts and deposits, amounts in foreign currencies converted by exchange rate of National Bank of Ukraine as of the Balance Sheet Date.

The Liabilities are accounted in Balance Sheet at recognition of Assets or Costs in the result of previous transaction and events being classified as follows:

- security of future cost and payments;
- Long-term Bank Credits, other Long-term Financial Investment, Deferred Tax Liabilities and other Long-term Liabilities;
- Short-term Bank Credits, bills issued, Accounts Receivable for goods, works and services;
- Current Assets by settlements: on advances received, with Budget, on off-Budget payments; on insurance, on remuneration of labour, with Participants and other Current Liabilities.

Security of Costs and Payments are accounted by their purpose being calculated as Vacation Pay Reserves.

The Equity Capital is determined by Authorized and Reserve Funds, the Issue Income Amount and other Additional Capital.

There is an Additional Valuation Reserve accounted by item "Other Additional Capital".

The amount of Authorized (Compound) Capital Stock of the Company was increased during reporting period by means of closed (private) placement of ordinary nominal shares in total quantity coming to 346115 pieces with their nominal value making up 86528750 UAH.

The transactions carried out by Associated Parties are shown in the accounting at the level of "INTERPIPE" Group.

Director	______ (Signature)	Andriy Mykolayovych Korotkov (Name)
Chief Accountant	______ (Signature)	Iryna Volodymyrivna Sokolova (Name)

Seal

Attachment 15

File No.82-4814

			CODES
		Date	31.12.2008
Enterprise	OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"	by EDRPOU	05393116
Territory	Dnipropetrovsk region, Industrialny district	by KOATYY	1210137200
Form of ownership	Private property	by KFV	10
Public authority	Open joint-stock companies formed on the basis of public enterprises	by SPODU	6024
Branch	Tube production	by ZKGNG	12140
Kind of economic activity	Steel tube production	by KVED	27.22.0
Unit of measurement	**Thousand UAH**	Check sum	

INCOME STATEMENT (CONSOLIDATED) FOR THE YEAR 2008

I. FINANCIAL RESULTS Form No.2 Code by DCUD 1801003

Item	Code of line	For reporting period	For previous period
1	2	3	4
Income (proceeds) from selling products (goods, works, services)	010	6 087 046	5 076 193
Value added tax	015	(374 046)	(361 444)
Excise tax	020	(0)	(0)
	025	(0)	(0)
Other deductions from income	030	(22 758)	(20 955)
Net income (proceeds) from selling products (goods, works, services)	035	5 690 242	4 693 794
Prime cost of sold products (goods, works, services)	040	(4 882 924)	(3 609 569)
Gross profit: profit	050	807 318	1 084 198
loss	055	(0)	(0)
Other operating incomes	060	2 312 384	1 242 089
Including income from the first recognition of Biological Assets and agricultural produce gained in the result of agricultural activity	061	0	0
Administrative costs	070	(162 301)	(148 569)
Sales costs	080	(403 208)	(313 081)
Other operating costs	090	(2 651 137)	(1 268 900)
Including income from the first recognition of Biological Assets and agricultural produce gained in the result of agricultural activity	091	0	0
Financial result from operating activity: profit	100	0	595 737
loss	105	(96 944)	(0)
Income from participation in capital	110	0	0
Other financial incomes	120	0	0
Other incomes	130	8 583	303 037
Financial costs	140	(99 456)	(52 982)
Losses from participation in capital	150	(0)	(0)
Other costs	160	(14 909)	(225 585)
Profit (loss) from influence of inflation upon monetary items	165	0	0
Financial results from ordinary activity before tax: profit	170	0	620 207
loss	175	(202 726)	(0)
Including profit gained from terminated activity and/or profit gained from revaluation of Noncurrent Assets and Retirement Group due to termination of activity	176	0	0
Including loss from terminated activity and/or loss from revaluation of Noncurrent Assets and Retirement Group due to termination of activity	177	0	0
Tax on profit from ordinary activity	180	(0)	(186 909)
Tax income regarding profit from ordinary activity	185	94 107	0
Financial results from ordinary activity: profit	190	0	433 298
loss	195	(108 619)	(0)
Extraordinary: incomes	200	0	0
costs	205	(0)	(0)

1	2	3	4
Taxes on extraordinary profit	210	(0)	(0)
Minority share	215	0	0
Net: profit	**220**	**0**	**433 298**
loss	**225**	**(108 619)**	**(0)**
Material Reward Security	**226**	**0**	**0**

II. ELEMENTS OF OPERATING COSTS

Name of index	Code of line	For reporting period	For previous period
1	2	3	4
Material costs	230	4 359 367	3 168 752
Labor remuneration expenses	240	263 147	204 361
Deductions to social events	250	120 775	78 575
Depreciation	260	204 683	208 561
Other operating costs	270	574 214	505 380
Total	280	**5 522 186**	**4 165 629**

III. CALCULATION OF SHARE PROFITABILITY INDICES

Name of item	Code of line	For reporting period	For previous period
1	2	3	4
Average annual quantity of ordinary shares	300	153164126	53885000
Adjusted average annual quantity of ordinary shares	310	153164126	53885000
Net profit (loss) per one ordinary share	320	- 0.71	8
Adjusted net profit (loss) per one ordinary share	330	- 0.71	8
Dividends per one ordinary share	340	0	0

Notes:

The income is recognized while increase of Asset or decrease of Liability stipulating increase of Equity Capital (except for increase of Capital at the expense of the enterprise Participants' investment) subject to available possibility of income reliable estimation. The income is recognized in accordance with Principle of Accrual and Correspondence.

The income gained from sale of products is recognized at shipment of products.

The income connected to service rendering is recognized proceeding from degree of completeness of service rendering transaction as of the Balance Sheet Date when the result of this transaction may be evaluated reliably. The degree of completeness of service rendering transaction is evaluated by means of study of work performed.

The incomes recognized are classified in accounting as follows:

1) income from sale of products (goods, works, services):
- other operating income;
- financial income;
- other incomes.

2) extraordinary gains

The losses are recognized in Profit and Loss Statement on the basis of direct connection between the expense incurred and income receipts.

The losses are also recognized in cases when future economic advantages cease meeting the requirements stipulating their recognition as an Asset in the Balance Sheet.

In 2008 the expenses by interests on credits obtained to secure economic activity were recognized by the Company as financial expenses proceeding from priority of expense essentiality.

Director ______________ (Signature) Andriy Mykolayovych Korotkov (Name)

Chief Accountant ______________ (Signature) Iryna Volodymyrivna Sokolova (Name)

Seal

Attachment 16

File No.82-4814

			CODES
		Date	31.12.2008
Enterprise	OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"	by EDRPOU	05393116
Territory	Dnipropetrovsk region, Industrialny district	by KOATYY	1210137200
Form of ownership	Private ownership	by KFV	10
Public authority	Open Joint-Stock Companies formed on the basis of public enterprises	by SPODU	6024
Branch	Tube production	by ZKGNG	12140
Kind of economic activity	Steel tube production	by KVED	27.22.0
Unit of measurement	Thousand UAH	Check sum	

CASH FLOW STATEMENT (consolidated) FOR THE YEAR 2008

Form No. 3 — Code by DCUD 1801004

Item	Code	For reporting period		For previous period	
		Receipts	Expenditures	Receipts	Expenditures
1	2	3	4	5	6
I. Cash flow operating activity					
Profit (loss) from ordinary activity before tax	010	0	202 726	620 207	0
Adjustment for: depreciation of non-current assets	020	204 683	X	208 561	X
increase (decrease) in provisions	030	3 906	0	1 488	311
profit (loss) from unrealized exchange differences	040	9 119	21 708	876	951
profit (loss) from non-operating activity	050	6 326	0	0	77 452
Interest expenditures	060	99 456	X	52 982	X
Profit (loss) from operating activity prior to changes in net current assets	070	99 056	0	805 400	0
Decrease (increase) in: current assets	080	0	68 887	0	370 626
deferred charges	090	4 449	0	0	10 522
Increase (decrease) in: current liabilities	100	150 044	0	15 039	0
deferred incomes	110	0	0	0	0
Cash flows from operating activity	120	184 662	0	439 291	0
Paid: interest	130	X	81 952	X	27 352
profit taxes	140	X	4 930	X	33 920
Net cash flow prior to extraordinary events	150	97 780	0	378 019	0
Cash flow from extraordinary events	160	0	0	0	0
Net cash flow from operating activity	170	97 780	0	378 019	0
II. Cash flow from investment activity					
Realization of: financial investments	180	8 455	X	51 162	X
non-current assets	190	5 285	X	882	X
property units	200	0	0	0	0
Received: interest	210	1 906	X	1 806	X
dividends	220	0	X	0	X
Other proceeds	230	0	X	0	X
Purchasing of: financial investments	240	X	12	X	12
non-current assets	250	X	84 841	X	74 506
property units	260	X	0	X	0
Other payments	270	X	156 056	X	156 999

1	2	3	4	5	6
Net cash flow prior to extraordinary events	280	0	225 263	0	177 667
Cash flow from extraordinary events	290	0	0	0	0
Net cash flow from investment activity	300	0	225 263	0	177 667
III. Cash flow from financial activity					
Equity receipts	310	89 529	X	0	X
Obtained loans	320	1 029 665	X	1 991 315	X
Other receipts	330	4 044 922	X	1 151 492	X
Repayment of loans	340	X	755 528	X	1 546 537
Paid dividends	350	X	323	X	623 189
Other payments	360	X	4 110 118	X	1 237 408
Net cash flow prior to extraordinary events	370	298 147	0	0	264 327
Cash flow from extraordinary events	380	0	0	0	0
Net cash flow from financial activity	390	298 147	0	0	264 327
Net cash flow for reporting period	400	170 664	0	0	63 975
Balance of funds at the year beginning	410	12 716	X	76 616	X
Effect of exchange rates on balance of funds	420	21 708	9 119	951	876
Balance of funds at the year end	430	195 969	X	12 716	X

Notes:

The Cash Flows consist of payments made in national currency of Ukraine and foreign currency including:

- US dollars;
- Euros;
- Russian Roubles

There were no any non-monetary transactions carried out during reporting period.

Other receipts and payments of financial activities are represented by Contracts of Guarantee by Credit Agreements.

Director ____________________ Andriy Mykolayovych Korotkov

(Signature) (Name)

Chief Accountant ____________________ Iryna Volodymyrivna Sokolova

(Signature) (Name)

Seal

Attachment 17

File No.82-4814

			ODES
		Date	31.12.2008
Enterprise	OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"	by EDRPOU	05393116
Territory	Dnipropetrovsk region, Industrialny district	by KOATУУ	1210137200
Form of ownership	Private ownership	by KFV	10
Public authority	Open Joint-Stock Companies formed on the basis of public enterprises	by SPODU	6024
Branch	Tube production	by ZKGNG	12140
Kind of economic activity	Steel tube production	by KVED	27.22.0
Unit of measurement	**Thousand UAH**	Check sum	

STATEMENT OF OWNERS' EQUITY (CONSOLIDATED) FOR THE YEAR 2008

Form No. 4

Code by DCUD 1801005

Item	Code of line	Authorized capital	Share capital	Additional laid-down capital	Other additional capital	Reserve capital	Retained income	Unpaid capital	Withdrawn capital	Total
1	2	3	4	5	6	7	8	9	10	11
Balance as at the beginning of the year	010	13 471	0	37 181	1 189	20 015	573 208	0	- 9 026	1 824 252
Adjustment:										
Changing of accounting policy	020	0	0	0	0	0	0	0	0	0
Error correction	030	0	0	0	0	0	0	0	0	0
Other changes	040	0	0	0	- 144 014	0	144 028	0	0	14
Adjusted balance as at the beginning of the year	050	13 471	0	37 181	1 045 389	20 015	717 236	0	- 9 026	1 824 266
Asset revaluation:										
Revaluation of fixed assets	060	0	0	0	0	0	0	0	0	0
Discounting of fixed assets	070	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)
Revaluation of construction in progress	080	0	0	0	0	0	0	0	0	0
Discounting of construction in progress	090	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)
Revaluation of intangible assets	100	0	0	0	0	0	0	0	0	0
Discounting of intangible assets	110	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)

1	2	3	4	5	6	7	8	9	10	11
	120	0	0	0	- 146 889	0	148 347	0	0	1 458
Net profit (loss) for reporting period	130	0	0	0	0	0	- 108 619	0	0	- 108 619
Allocation of profits:										
Payments to owners (dividends)	140	0	0	0	0	0	0	0	0	0
Allocation of profit to Authorized Capital	150	0	0	0	0	0	0	0	0	0
Deductions to reserve capital	160	0	0	0	0	0	0	0	0	0
	170	0	0	0	0	0	0	0	0	0
Contributions of participants:										
Capital contributions	180	86 529	0	0	0	0	0	- 86 529	0	0
Repayment of debt from the capital	190	0	0	0	0	0	0	86 529	0	86 529
	200	0	0	0	0	0	0	0	0	0
Capital withdrawal:										
Redemption of shares	210	0	0	0	0	0	0	0	9 026	9 026
Reselling of redeemed shares	220	0	-	- 263	0	0	0	0	0	- 263
Annulment of redeemed shares	230	0	0	0	0	0	0	0	0	0
Withdrawal of the part of capital	240	0	0	0	0	0	0	0	0	0
Decrease in par value of shares	250	0	0	0	0	0	0	0	0	0
Other changes in capital:										
Writing off non-reimbursed losses	260	0	0	0	0	0	0	0	0	0
Assets obtained free of charge	270	0	0	0	544	0	0	0	0	544
	280	0	0	0	0	0	0	0	0	0
Total changes in capital	290	86 529	0	- 263	- 146 345	0	39 728	0	9 026	- 11 325
Balance as at the end of the year	300	100 000	0	36 918	899 044	20 015	756 964	0	0	1 812 941

Notes:

During the reporting period the amount of Authorized (Compound) Capital Stock of the Company was reduced by means of close (private) distribution of ordinary nominal shares to the total amount of 346 115 000 pieces with their total nominal value making up 86 528 750 UAH.

The sum total of Cash Assets was obtained while placement of shares in the way as follows:

- all of Cash Assets invested as payment for 436 115 000 ordinary nominal shares made up 86 528 750 UAH;
- value estimation of property contributed as a payment for shares – non-contributed;
- total amount of foreign currency invested as a payment for 283 507 927 ordinary nominal shares makes up 14 613 575.93 US dollars. The foreign currency was evaluated in accordance with exchange rate as of the date of conclusion of Agreements in following ratio:
- the 20th of May, 2008 1 US dollar – 5.050000 UAH;
- the 26th of May, 2008 1 US dollar – 4.850000 UAH;
- the 27th of May, 2008 1 US dollar – 4.850000 UAH;
- the 3rd of June, 2008 1 US dollar – 4.852000 UAH;
- the 23rd of May, 2008 1 US dollar – 5.05000 UAH;
- the 28th – 29th May, 2008 1 US dollar – 4.850000 UAH;
- the 30th of May, 2008 1 US dollar – 4.850000 UAH;
- the 2nd of June, 2008 1 US dollar – 4.850000 UAH;

- the 4th of June, 2008 1 US dollar – 4.852000 UAH

The rate variation between the 23rd of May, 2008 (5.05 and 4.85), 30th of May, 2008 (4.85 and 4.852) and the 2nd of June, 2008 (4.85 and 4.852) was charged to expenses of the period.
The shares in the amount of Authorized (Compound) Capital Stock by specific type and categories are as follows:

- quantity of shares issued makes up 400 000 000 ordinary nominal shares paid in full at the price not lower than nominal one;
- a share nominal value - 0.25 UAH.

The changes taken place in the quantity of negotiable shares are as follows:

- a share package in the amount of 43 815 pieces being redeemed from Shareholders in accordance with decision of Supervisory Board in December, 2007 was realized in May, 2008 by way of its sales.

Close (private) distribution of shares resulted in increase of quantity of negotiable shares up to 400 000 000 ordinary nominal shares.

The rights of the Company Shareholder are as follows:

- to take part in business management of the Company in accordance with procedure determined by these By-Laws;
- to take part in distribution of the Company profit and receive its part (dividends). The right to receiving of a part of profit (dividends) pro rata the fraction of every Participant is granted to the persons being the Company Shareholders as of the beginning of dividend payment period;
- to obtain all information on his personal account as well as the information on the Company activities. At the Participant's request the Company should submit to him for familiarization the Annual Balance Sheets, Company Statements on its activities and Minutes of the Meetings;
- to leave the Company is accordance with established procedure;
- to obtain a part of the Company property value in case of its liquidation pro rata nominal value of the Company shares held by him;
- to sell, grant, exchange, mortgage, inherit, to make a will to shares held by him both in full and partially;
- to enjoy the preference right to purchase of shares of the Company further issues;
- to transfer his share management (including the voting right) to another person;
- and also other rights stipulated by Legislation in force.

As of the 31st of December, 2008there are no any shares belonging to the enterprise itself, its subsidiaries and associated enterprises.
As of the 31st of December, 2008 the members of Executive Body of the Company hold 2 015 688 shares making up 3.74 percent of the Authorized (Compound) Capital Stock.
The list of persons with their fraction in the Authorized (Compound) Capital Stock exceeding 5 percent is as follows:

- Limited Liability Company "Interpipe Ukraine";
- Saleks Investments Limited;
- Interpipe Limited

There are no shares reserved for issue in accordance with options and other Contracts.
There are no dividends unpaid by privileged shares because of failure of their issue.
There are no dividends included (non-included) into the scope of liabilities stipulated, but formally unapproved within the reporting period.

Director		Andriy Mykolayovych Korotkov
	(Signature)	(Name)
Chief Accountant		Iryna Volodymyrivna Sokolova
	(Signature)	(Name)

Seal

Attachment 18

File No.82-4814

			CODES
		Date	31.12.2008
Enterprise	OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"	**by EDRPOU**	05393116
Territory	Dnipropetrovsk region, Industrialny district	**by KOATYY**	1210137200
Form of ownership	Private ownership	**by KFV**	10
Public authority	Open Joint-Stock Companies formed on the basis of public enterprises	**by SPODU**	6024
Branch	Tube production	**by ZKGNG**	12140
Kind of economic activity	Steel tube production	**by KVED**	27.22.0
Unit of measurement	**Thousand UAH**	**Check sum**	
Average annual number of employees	8 415		

NOTES TO ANNUAL FINANCIAL STATEMENTS (CONSOLIDATED) FOR THE YEAR 2008

I. Intangible assets

Form No. 5 Code by DCUD 1801008

Groups of intangible assets	Code of line	Balance at the beginning of the year		Received during the year	Revaluation (increase in value +, discount -) of:		Withdrawn during the year		Depreciation accrued for the year	Losses from decrease in useful life for the year	Other changes throughout the year in:		Balance at the end of the year	
		Original (revalued) cost	Accumulated depreciation		Original (revalued) cost	Accumulated depreciation	Original (revalued) cost	Accumulated depreciation			Original (revalued) cost	Accumulated depreciation	Original (revalued) cost	Accumulated depreciation
1	2	3	4	5	6	7	8	9	10	11	12	13	14	15
Right to use natural resources	010	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Rights to use property	020	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Rights to trademarks for goods and services	030	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Rights to industrial property subjects	040	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Copyrights and related rights	050	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0

1	2	3	4	5	6	7	8	9	10	11	12	13	14	15
	060	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Other intangible assets	070	3 493	370	3 656	0	0	0	0	897	0	0	0	7 149	1 267
Total	**080**	**3 493**	**370**	**3 656**	**0**	**0**	**0**	**0**	**897**	**0**	**0**	**0**	**7 149**	**1 267**
Goodwill	**090**	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0

Line 080 column 14 cost of intangible assets concerning which there is a restriction of the right of ownership	(081)	0,0
cost of intangible assets pledged	(082)	0,0
cost of intangible assets created by the enterprise	(083)	0,0
Line 080 column 5 cost of intangible assets received at the expense of target allocations	(084)	0,0
Line 080 column 15 accumulated depreciation of intangible assets for which there is a restriction of the right of ownership	(085)	0,0

II. Fixed assets

Groups of tangible assets	Code of line	Balance at the beginning of the year		Received during the year	Revaluation (increase in value +, discount -) of		Withdrawn during the year		Depreciation accrued during the year	Losses from decrease in useful life	Other changes during the year in:		Balance at the end of the year		Including:			
															received on terms of financial lease		granted on operative lease	
		original (revalued) cost	wear and tear		original (revalued) cost	wear and tear	original (revalued) cost	wear and tear			original (revalued) cost	wear and tear	original (revalued) cost	wear and tear	original (revalued) cost	wear and tear	original (revalued) cost	wear and tear
1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19
Plots of land	100	3702.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	3702.0	0.0	0.0	0.0	0.0	0.0
Capital outlays for land reclamation	110	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Buildings, structures and transmitting terminals	120	280692.0	81560.0	18738.0	0.0	0.0	1929.0	513.0	44830.0	0.0	0.0	0.0	297501.0	125877.0	0.0	0.0	4315.0	1249.0
Machines and equipment	130	1522545.0	313930.0	98699.0	0.0	0.0	14300.0	4700.0	154475.0	0.0	2.0	0.0	1606946.0	463705.0	0.0	0.0	16086.0	2948.0
Means of transport	140	36514.0	17115.0	0.0	0.0	0.0	895.0	607.0	8497.0	0.0	0.0	0.0	35619.0	25005.0	0.0	0.0	1719.0	291.0
Tools, devices, inventory (furniture)	150	15493.0	4808.0	229.0	0.0	0.0	303.0	114.0	757.0	0.0	0.0	0.0	15419.0	5451.0	0.0	0.0	0.0	0.0
Work and productive livestock	160	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Perennials	170	677.0	551.0	30.0	0.0	0.0	0.0	0.0	85.0	0.0	0.0	0.0	707.0	636.0	0.0	0.0	0.0	0.0
Other fixed assets	180	30878.0	11328.0	12879.0	0.0	0.0	1516.0	856.0	3152.0	0.0	0.0	0.0	42241.0	13624.0	0.0	0.0	0.0	0.0
Library funds	190	25.0	21.0	6.0	0.0	0.0	0.0	0.0	8.0	0.0	0.0	0.0	31.0	29.0	0.0	0.0	0.0	0.0
Low-value non-current tangible assets	200	1181.0	598.0	265.0	0.0	0.0	46.0	46.0	156.0	0.0	0.0	0.0	1400.0	708.0	0.0	0.0	0.0	0.0
Temporary (non-title) buildings	210	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Natural resources	220	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Inventory containers	230	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Rented articles	240	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other non-current tangible assets	250	613.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total	**260**	**1892320.0**	**430013.0**	**130846.0**	**0.0**	**0.0**	**18989.0**	**6836.0**	**212042.0**	**0.0**	**2.0**	**0.0**	**2004179.0**	**635219.0**	**0.0**	**0.0**	**22120.0**	**4488.0**

Line 260 column 14 cost of fixed assets concerning which there is a restriction of the right of ownership as per the current legislation	(261)	0,0
cost of fixed assets pledged	(262)	0,0
residual cost of fixed assets temporarily not used (conservation, reconstruction etc)	(263)	2849.0
residual cost of fixed assets withdrawn from operation for sale	(264)	49705.0
original (revalued) cost of fully depreciated fixed assets	(265)	0,0
Line 260 column 5 cost of fixed assets acquired at the expense of target financing	(266)	0,0
Cost of fixed assets taken on operative lease	(267)	0,0
Line 260 column 15 wear and tear of fixed assets for which restrictions of the right of ownership exist	(268)	0,0

III. Capital investments

Name of index	Code of line	For the year	As at the end of the year
1	2	3	4
Capital construction	280	134 792	82 098
Purchasing (manufacturing) of fixed assets	290	6 203	1 450
Purchasing (manufacturing) of other non-current tangible assets	300	245	134
Purchasing (creation) of intangible assets	310	3 452	1 446
Formation of basic herd	320	0	0
Other	330	0	0
Total	340	144 692	85 128

Capital Investment in Investment Real Estate	(341)	0
Financial expense included into Capital Investment	(342)	0

IV. Financial investments

Name of index	Code of line	For the year	As at the end of the year	
			Long-term investments	Current investments
1	2	3	4	5
A. Financial investments by the method of participation in capital of: Associated enterprises	350	0	0	0
Branch establishments	360	0	0	0
Joint activity	370	0	0	0
Б. Other financial investments into: shares in the authorized capital of other enterprises	380	- 12	350	0
shares	390	0	0	0
bonds	400	0	0	0
others	410	0	0	0
Total (section A + section Б)	420	- 12	350	0

Line 045 column 4 of Balance sheet Other long-term financial investments are reflected: at cost	(421)	350,0
at fair value	(422)	0,0
at depreciated cost	(423)	0,0
Line 220 column 4 of Balance sheet Current financial investments are reflected: at cost	(424)	0,0
at fair value	(425)	0,0
at depreciated cost	(426)	0,0

V. Incomes and expenditures

Name of index	Code of line	Incomes	Expenditures
1	2	3	4
A. Other operating incomes and expenditures Operating lease of assets	440	8 281	0
Operating exchange difference	450	519 330	838 228
Selling of other current assets	460	62 840	50 108
Penalties, fines, forfeits	470	77	602
Maintenance of housing, communal and social objects	480	3 130	2 493
Other operating incomes and expenditures	490	1 718 726	1 759 706
including: deductions to reserve of bad debts	491	X	0

1	2	3	4
non-productive costs and expenditures	492	X	0
Б. Incomes and costs from participation in capital under investments in: Associated enterprises	500	0	0
Branch establishments	510	0	0
Joint activity	520	0	0
В. Other financial incomes and expenditures Dividends	530	0	X
Interest	540	X	99 456
Financial lease of assets	550	0	0
Other financial incomes and expenditures	560	0	0
Г. Other incomes and expenditures Selling of financial investments	570	52	5
Selling of non-current assets	580	0	0
Selling of property units	590	0	0
Non-operating exchange difference	600	0	0
Assets obtained free of charge	610	746	X
Non-current assets writing-off	620	X	13 436
Other incomes and expenditures	630	7 785	1 468

Barter transactions with products (goods, works, services)	(631)	0,0
Part of income from selling products (goods, works, services) on barter contracts with related parties	(632)	0 %
From lines 540-560, column 4 financial expense included into prime cost of principal activity products	(633)	0

VI. Cash funds

Name of index	Code of line	As at the end of the year
1	2	3
Funds in cash	640	20
Current account with the bank	650	195 949
Other bank accounts (letters of credit, cheque-books)	660	0
Cash funds in transit	670	0
Cash equivalents	680	
Total	690	195 969

Line 070 Column. 4 of Balance sheet Cash funds usage of which is limited	(691)	0,0

VII. Provisions and reserves

Categories of provisions and reserves	Code of line	Balance at the beginning of the year	Increases for reporting year		Used in the reporting year	Reversed used amount in the reporting year	Amount of expected reimbursement of costs by other party taken into account during estimation of security	Balance at the end of the year
			Accrued (created)	Additional deductions				
1	2	3	4	5	6	7	8	9
Provisions for payments of employees vacations	710	13 536	36 709	0	32 835	0	0	17 410
Provisions of future payments towards additional pension support	720	0	0	0	0	0	0	0
Provisions of future payments towards meeting of guarantee obligations	730	0	0	0	0	0	0	0

1	2	3	4	5	6	7	8	9
Provisions of future costs towards restructuring	740	0	0	0	0	0	0	0
Provisions of future costs connected with fulfillment of obligations under onerous contracts	750	0	0	0	0	0	0	0
	760	0	0	0	0	0	0	0
	770	94	31	0	0	0	0	125
Bad debt reserve	775	0	0	0	0	0	0	0
Total	780	13 630	36 740	0	32 835	0	0	17 535

VIII. Inventories

Name of index	Code of line	Book value at the year end	Revaluation during the year	
			Increase in net seling value*	Discounting
1	2	3	4	5
Raw stuff and materials	800	212 330	0	3 583
Purchased semi-finished products and components	810	9 209	0	0
Fuel	820	7 066	0	0
Containers and packing materials	830	2 313	0	0
Building materials	840	0	0	0
Spare parts	850	43 285	0	0
Materials used for agricultural needs	860	0	0	0
Rearers and fatteners	870	0	0	0
Low-value and high-wear articles	880	95 792	0	0
Goods-in-process	890	192 903	0	0
Finished products	900	230 928	0	0
Goods	910	5 030	0	0
Total	920	798 856	0	3 583

* Determined by p. 28 of Regulation 9 (Standard) of Accounting "Inventories".

Line 920 column 3	Book value of inventories: reflected at net selling value	(921)	0,0
	transferred for processing	(922)	12258.0
	Pledged	(923)	0,0
	transferred for commission	(924)	74478.0
Assets in responsible storage (off-balance account 02)		(925)	0,0
Balance reserves meant for sale		(926)	0

IX. Accounts receivable

Name of index	Code of line	Total at the end of the year	Incl.that by periods of non-repayment		
			Up to 3 months	From 3 to 6 months	From 6 to 12 months
1	2	3	4	5	6
Accounts receivable for goods, works, services	940	1 494 329	1 490 871	3 458	0
Other current accounts receivable	950	18 523	17 137	500	886

Bad accounts receivable written off in the reporting year	(951)	0,0
Lines 930 and 950 column 3 Indebtedness with related parties	(952)	0,0

X. Deficiencies and losses resulting from spoilage of values

Name of index	Code of line	Amount
1	2	4
Deficiencies and losses revealed (written off) for the year	960	545
Recognized as debt of persons in fault in the reporting year	970	58
Amount of deficiencies and losses, on which final decisions as to persons in fault are not made as at the end of the year (off-balance account 072)	980	0

XI. Construction contracts

Name of index	Code of line	Amount
1	2	4
Income under construction contracts for the reporting year	1110	0,0
Debt as at the end of reporting year:		
gross debt of customers	1120	0,0
gross debt to customers	1130	0,0
debt on received advances	1140	0,0
Amount of deferred funds at the year end	1150	0,0
Cost of works fulfilled by subcontractors on outstanding construction contracts	1160	0,0

XII. Profit tax

Name of index	Code of line	Amount
1	2	4
Current profit tax	1210	16 058
Deferred tax assets: as at the beginning of reporting year	1220	174 210
as at the end of reporting year	1225	284 375
Deferred tax liabilities: as at the beginning of reporting year	1230	293 574
as at the end of reporting year	1235	291 181
Reflected in the Income Statement - Total	1240	- 94 107
including: current profit tax	1241	16 058
decrease (increase) in deferred tax assets	1242	- 110 165
increase (decrease) in deferred tax liabilities	1243	0
Reflected in the Equity Capital - Total	1250	- 2 393
including: current profit tax	1251	0
decrease (increase) in deferred tax assets	1252	0
increase (decrease) in deferred tax liabilities	1253	- 2 393

XIII. Usage of depreciation charges

Name of index	Code of line	Amount
1	2	4
Accrued during reporting year	1300	212 939
Used throughout the year - Total	1310	134 502
including: construction of objects	1311	18 738
purchasing (manufacturing) and improvement of fixed assets	1312	112 108
incl. machines and equipment	1313	98 699
purchasing (creation) of intangible assets	1314	3 656
repayment of loans received for capital investments	1315	0
	1316	0
	1317	0

XIV. Biological Assets

Groups of Biological Assets	Code of line	Accounted by the initial cost: balance as of beginning of year – initial cost	balance as of beginning of year – accrued depreciation	came in for a year	retired for a year – initial cost	retired for a year – accrued depreciation	accrued depreciation for a year	losses from renewal of utility	benefits from renewal of utility	balance as of end of year – initial cost	balance as of end of year – accrued depreciation	Accounted by the fair value: balance as of beginning of year	came in for a year	cost changes for a year	retired for a year	balance as of end of year
1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17
Long-term Biological Assets – Altogether including:	1410	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
plough cattle	1411	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
productive livestock	1412	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
perennial plantations	1413	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	1414	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
other Long-term Biological Assets	1415	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Current Biological Assets – Altogether including:	1420	0	X	0	0	X	X	0	0	0	X	0	0	0	0	0
Breeding and *fattening animals*	1421	0	X	0	0	X	X	0	0	0	X	0	0	0	0	0
Biological Assets in state of biological transformations (except for breeding and fattening animals)	1422	0	X	0	0	X	X	0	0	0	X	0	0	0	0	0
	1423	0	X	0	0	X	X	0	0	0	X	0	0	0	0	0
Other Current Biological Assets	1424	0	X	0	0	X	X	0	0	0	X	0	0	0	0	0
Altogether	1430	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0

From line 1430, column 5 and column 14 cost of Biological Assets bought at the expense of purpose financing	(1431)	0
From line 1430, column 6 and column 16 residual value of Long-term Biological Assets, initial cost of Current Biological Assets and fair value of Biological Assets lost in the result of emergencies	(1432)	0
From line 1430, column 11 and column 17 Book Value of Biological Assets with existing restrictions of property right stipulated by Legislation	(1433)	0

XV. Financial Results from Primary Recognition and Realization of Agricultural Products and Additional Biological Assets

Name of Index	Code of line	Primary recognition cost	Expenses connected to biological transformations	Result of primary recognition		Reduction of the price	Realization proceeds	Realization prime cost	Financial result (profit +, loss -) from:	
				income	losses				realization	primary recognition and realization
1	2	3	4	5	6	7	8	9	10	11
Products and Additional Biological Assets of plant growing - Altogether	1500	0	(0)	0	(0)	0	0	(0)	0	0
including:										
cereals and leguminous plants	1510	0	(0)	0	(0)	0	0	(0)	0	0
among them: wheat	1511	0	(0)	0	(0)	0	0	(0)	0	0
soya beans	1512	0	(0)	0	(0)	0	0	(0)	0	0
sun-flower	1513	0	(0)	0	(0)	0	0	(0)	0	0
turnip	1514	0	(0)	0	(0)	0	0	(0)	0	0
sugar beets (industrial)	1515	0	(0)	0	(0)	0	0	(0)	0	0
potatoes	1516	0	(0)	0	(0)	0	0	(0)	0	0
fruit (large fruits)	1517	0	(0)	0	(0)	0	0	(0)	0	0
other plant growing products	1518	0	(0)	0	(0)	0	0	(0)	0	0
Additional Biological Assets of plant growing	1519	0	(0)	0	(0)	0	0	(0)	0	0
Products and Additional Biological Assets of animal husbandry - Altogether	1520	0	(0)	0	(0)	0	0	(0)	0	0
including:										
liveweight gain - altogether	1530	0	(0)	0	(0)	0	0	(0)	0	0
among it: livestock	1531	0	(0)	0	(0)	0	0	(0)	0	0
pigs	1532	0	(0)	0	(0)	0	0	(0)	0	0
milk	1533	0	(0)	0	(0)	0	0	(0)	0	0
wool	1534	0	(0)	0	(0)	0	0	(0)	0	0
eggs	1535	0	(0)	0	(0)	0	0	(0)	0	0
Other products of animal husbandry	1536	0	(0)	0	(0)	0	0	(0)	0	0
Additional Biological Assets of animal husbandry	1537	0	(0)	0	(0)	0	0	(0)	0	0
Fishery products	1538	0	(0)	0	(0)	0	0	(0)	0	0
	1539	0	(0)	0	(0)	0	0	(0)	0	0
Agricultural products and Additional Biological Assets - Altogether	1540	0	(0)	0	(0)	0	0	(0)	0	0

Director ______________ Andriy Mykolayovych Korotkov

(Signature) (Name)

Chief Accountant ______________ Iryna Volodymyrivna Sokolova

(Signature) (Name)

Seal

Attachment 19

File No.82-4814

State Registration of amendments to constituent documents has been COMPLETED Date of registration <u>28.05.2009</u> Number of entry <u>12241050019001344</u> State Registrar **SIGNATURE AND SEAL**

Approved by:

Regular General Meeting of Shareholders
of Open Joint Stock Company
"INTERPIPE NIZHNEDNEPROVSKY
TUBE ROLLING PLANT"
Minutes No. 14 of 16.04.2009

STATUTE

OF OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT" (revised version)

Dnipropetrovsk

2009

These amendments constitute a new version of the Statute of Open Joint-Stock Company "Nizhnedneprovsky Tube Rolling Plant", identification code of the Company 05393116, registered by the Executive Committee of Dnipropetrovsk Municipal Council of People's Deputies, registration date 28.12.1994, registration No. 10059-AT, registration file No. 04052092Ю0010023

Taking into account the amendments registered by Order of the Executive Committee of Dnipropetrovsk Municipal Council No. 394-p of 29.05.1996;

Taking into account the amendments registered by Order of the Executive Committee of Dnipropetrovsk Municipal Council No. 394-p of 23.04.1997;

Taking into account the amendments registered by Order of the Executive Committee of Dnipropetrovsk Municipal Council No. 762-p of 17.07.1998;

Taking into account the amendments registered by the Executive Committee of Dnipropetrovsk Municipal Council of 13.07.1999, registration file No. 04052092Ю0010023;

Taking into account the amendments registered by the Order of the Executive Committee of Dnipropetrovsk Municipal Council of 26.06.2000, registration file No. 04052092Ю0010023;

Taking into account the amendments registered by the Order of the Executive Committee of Dnipropetrovsk Municipal Council of 12.04.2001, registration file No. 04052092Ю0010023;

Taking into account the amendments registered by the Order of the Executive Committee of Dnipropetrovsk Municipal Council of 05.06.2002, registration file No. 04052092Ю0010023;

Taking into account the amendments registered by the Order of the Executive Committee of Dnipropetrovsk Municipal Council of 30.07.2003, registration file No. 04052092Ю0010023;

Taking into account the amendments registered by the Order of the Executive Committee of Dnipropetrovsk Municipal Council of 28.04.2004, registration file No. 04052092Ю0010023;

Taking into account the amendments registered by the Order of the Executive Committee of Dnipropetrovsk Municipal Council of 20.05.2005, number of entry 12241050001001344;

Taking into account the amendments registered by the Order of the Executive Committee of Dnipropetrovsk Municipal Council of 22.05.2006, number of entry 12241050002001344;

Taking into account the amendments registered by the Order of the Executive Committee of Dnipropetrovsk Municipal Council of 14.02.2007, number of entry 12241050003001344;

Taking into account the amendments registered by the Order of the Executive Committee of Dnipropetrovsk Municipal Council of 10.08.2007, number of entry 12241050008001344;

Taking into account the amendments registered by the Order of the Executive Committee of Dnipropetrovsk Municipal Council of 19.10.2007, number of entry 12241050011001344;

Taking into account the amendments registered by the Order of the Executive Committee of Dnipropetrovsk Municipal Council of 24.06.2008, number of entry 12241050016001344;

Taking into account the amendments registered by the Order of the Executive Committee of Dnipropetrovsk Municipal Council of 05.02.2009, number of entry 12241050018001344.

OPEN JOINT STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE ROLLING PLANT" (hereinafter referred to as "the Company") is the successor of Open Joint Stock Company "Nizhnedneprovsky Tube Rolling Plant" established by way of reorganization of Lease Enterprise "Nizhnedneprovsky Tube Rolling Plant" named after Karl Liebknecht in compliance with Memorandum of Association dated December 28, 1994 No. 72-AT concluded between the State Property Fund of Ukraine and Leasers' Association "Nizhnedneprovsky Tube Rolling Plant" named after Karl Liebknecht under the Law of Ukraine "On State Enterprises Property Privatization" and Ukrainian Cabinet Decree No. 57-93 of May 20, 1993 "On Privatization of Integrated Property Complexes of State Enterprises and Their Subdivisions Operated by Leasing Agreements."

ARTICLE 1. Name and Location of the Company

1.1. Full name of the Company in Ukrainian:
ВІДКРИТЕ АКЦІОНЕРНЕ ТОВАРИСТВО «ІНТЕРПАЙП НИЖНЬОДНІПРОВСЬКИЙ ТРУБОПРОКАТНИЙ ЗАВОД».
Full name of the Company in Russian:
ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ИНТЕРПАЙП НИЖНЕДНЕПРОВСКИЙ ТРУБОПРОКАТНЫЙ ЗАВОД».
Full name of the Company in English:
OPEN JOINT STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE ROLLING PLANT"
1.2. Short name of the Company in Ukrainian:
ВАТ "ІНТЕРПАЙП НТЗ".
Short name of the Company in Russian:
ОАО "ИНТЕРПАЙП НТЗ"
Short name of the Company in English:
OJSC "INTERPIPE NTRP"
1.3. Company's location and address:
21, Stoletov St., Dnipropetrovsk 49081, Ukraine.

ARTICLE 2. Founders and Shareholders of the Company

2.1. The Founders of the Company are the State represented by State Property Fund of Ukraine, identification code 00032945, located at 18,9 Kutuzov St., Kyiv, 01001, and Nizhnedneprovsky Tube Rolling Plant named after Karl Liebknecht Leasers' Association, no identification code, located at 21, Stoletov St., Dnipropetrovsk 49081, registered by Order of Executive Committee of Dnipropetrovsk Municipal Council of People's Deputies No. 1205-p of 30.12.1992.

2.2. The Company Shareholders are:
- members of Nizhnedneprovsky Tube Rolling Plant named after Karl Liebknecht Leasers' Association;

- natural and legal persons of Ukraine who acquired the status of holders of the Company's shares in the course of its privatization;

- natural and legal persons who purchased the Company's shares in compliance with the legislation in effect or otherwise acquired the ownership right thereto.

2.3. The Company's Shareholders Register is kept by an independent registrar.

2.4. The Company's Shareholders have the right to:

- take part in the Company's management subject to procedure stipulated herein;

- take part in distribution of the Company's profit and receive a part thereof (as dividends). The right for receiving a part of the Company's profit (dividends) is proportional to the share held by each person registered as the Company Shareholder at the moment the dividends are due;

- receive any information regarding his/her personal account as well as the information on the Company's activity. By the Shareholder's request the Company should submit to him/her the annual balance sheets, the Company performance statements, the minutes of the meetings;

- be withdrawn from the Company following the procedure established by the current legislation;

- receive a part of the Company's property in case of its liquidation pro rata to par value of his/her shares in the Company;

- sell, grant, exchange, mortgage, inherit, will his/her shares in the Company, fully or partially;

- enjoy priority in purchasing the Company's shares of future issues;

- assign his/her shares (including voting right) to any other person;

- provide other deeds not contradicting the current legislation.

2.5. The Company's shareholders undertake to:

- observe the Company by-laws and fulfill decisions of General Shareholders' Meetings of the Company;

- fulfill their obligations to the Company including those related to property accountability, and pay up the shares following the procedure and by the means provided for by legislation in effect;

- not to disclose commercial secrets and confidential information on the Company's activity;

- fulfill other obligations should they be provided by the legislative acts of Ukraine.

2.6. The shareholders are not responsible for the Company's liabilities, and bear risk of losses related to the Company's operations within the limits of their shares only. The shareholders failing to pay up their shares shall, in cases provided by the Statute, bear responsibility for the Company's liabilities within limits of unpaid amount of their shares' value.

ARTICLE 3. Objective and Subject of the Company's Activity

3.1. The main Company's objective is to organize effective profit generating business.

3.2. Subject of the Company's activity is:

- manufacturing of steel, metal pipes, solid rolled wheels, ring items, tyres and other industrial products including that on commission terms;

- consumer goods production and selling;

- research and development with further manufacturing application;

- development, manufacturing, installation, repair, starting-up, adjustment and maintenance of non-standardized equipment;

- software production, follow up and selling;

- designing, construction, experimental, technological and computing operations in various industries;

- agricultural production;

- commercial, marketing and stock-exchange operations;

- sales on commission, consignment and storage services,

- heat energy production and transportation by main networks and local (distribution) networks, heat energy supply;

- electric energy supply and transmission;

- natural gas supply and transmission at regulated tariffs;

- centralized water supply and water drain installations;

- construction operations (survey and design works for construction, installation of supporting frames and filler structures, construction and assembly of engineering and transport networks);

- rendering services related to fixed telephone communication with the right of maintenance and operation of telecommunication networks;

- rendering services on installation and maintenance of fire safety facilities and heating systems;

- industrial wastes', secondary raw materials' recycling;

- rendering services to citizens and enterprises including utility, medical, consultancy, expertise and legal services;

- medical practice;

- wholesale and retail trade in medical preparations;

- wholesale and retail sales of goods;

- rendering various consumer services to citizens;

- training, re-training, and raising the level of employees and specialists;

- domestic and international transportation of passengers and cargoes by motor, railway and other kinds of transport, rendering forwarding services;

- collecting solid industrial wastes containing precious metals and precious stones, and scrap thereof;

- rendering property guarding services, guarding Company's property and providing admission by permits supported by departmental security armed with rifled army guns;

- production, wholesale and retail trading in marketable concretes, mortars, reinforced concrete goods and structures;

- production and selling of individual protection means;

- tour operator and tour agency activity;

- rendering services on preschool education;

- collecting, storing, recycling, transporting and selling of scraps and wastes of ferrous and non-ferrous metals;

- engineering survey, designing, construction engineering works;

- rendering services to external organizations and enterprises in the field of technical and technological expertise, metrological support, product quality control and production processes;
- development, production, manufacturing, storing, transportation, purchasing, realization (distribution), importing to the territory of Ukraine, exporting from the territory of Ukraine, usage, destruction of narcotic drugs, psychotropic substances and precursors;
- rendering chargeable training services in groups;
- carrying out cultural and educational activity, rendering chargeable services on organization of cultural events for the masses;
- athletic and health improving activity: organization and conducting sports trainings for professionals and amateurs, assisting the sportsmen in preparing for competitions in various kinds of sport recognized in Ukraine;
- rendering consulting and information services in the field of informational technologies;
- servicing of local computing nets;
- servicing of computer facilities and office equipment;
- making and support of automation of existing business-processes;
- rendering services on natural persons health improving;
- mining operations with mineral resources from national meaning deposits which are included into the State Fund of mineral resources deposits;
- industrial development of deposits, mining and realization of mineral resources of local meaning;
- other kinds of economic activity, which are not prohibited by the legislation of Ukraine.

The Company performs activities requiring licensing or special permission after obtaining the relevant licenses or special permissions for such kinds of activity only.

3.3. The Company carries out foreign economic activity as a subject of foreign economic activity within the limits and in compliance with the objective of its activity. The Company has the right to perform any exporting and importing operations legally valid in Ukraine including conclusion of contracts with foreign companies for sales, purchase, supply, barter, manufacturing goods on commission, intermediation, consignment, services rendering and work performing, storing, transporting, leasing, etc.

ARTICLE 4. Company's Legal Status

4.1. The Company is a legal person starting from the date of its registration with state authorities.

4.2. The Company performs its activity as based on and in compliance with the current Ukrainian legislation, as well as with the present Statute.

4.3. The Company is a successor of Open Joint Stock Company "Nizhnedneprovsky Tube Rolling Plant".

4.4. The Company has its own independent balance, settlement (current) and other accounts with bank institutions, seal, stamps with its name and the Company's (trade) brand and trademark approved by the Company Board, as agreed with the Supervisory Council of the Company. Seal of the Company, in addition to mandatory details provided by the legislation, should include the following emblem (imprint):

ІНТЕРПАЙП
НТЗ

4.5. The Company is liable within the limits of property owned thereby in compliance with the legislation in effect.

4.6. The Company can enter into any civil and legal relations with Ukrainian and foreign legal and natural persons, subject to compliance with the current legislation of Ukraine. The Company can conclude contracts and other agreements/deeds such as sale, purchase, delivery, barter, donation, hire (lease), renting, loan agreements, contracts for research and development or experimental and technological works, transportation, forwarding, commission, services, insurance, agency; contractor's agreements, contracts of carriage, storage, factoring, commercial concession, joint business, and perform any other legal operations in compliance with the current legislation of Ukraine.

The Company has the right, on its own behalf, to acquire property and personal non-property rights, assume responsibilities, act as a plaintiff or defendant in arbitration court, common law court, and court of referees.

The Company has the right to acquire and render the rights for ownership and usage of safeguard documents, technologies, know-hows.

4.7. The Company has the right to issue securities and to perform operations with securities/ derivatives thereof in compliance with the current legislation.

4.8. The Company has the right to:
- enter into associations with other subjects of business activity;
- act as a founder and be the member of various business associations and legal persons having different organizational and legal form;
- perform investment activity within and outside Ukraine;
- act as a founder and be the member of charitable organizations and funds.

4.9. The Company has the right to establish its branches and representative offices as well as subsidiaries within and outside Ukraine in compliance with current Ukrainian legislation and the laws of the country where such division is registered. Management of such divisions' activity is vested in the individuals appointed by the Company's Board as agreed with Supervisory Council of the Company.

Subsidiaries, branches and representative offices created by the Company can be provided with capital assets and circulating funds, in accord with decision of the Company's Supervisory Council.

Branches and representative offices of the Company perform on the basis of their by-laws. The Head of a branch of representative office acts by the power of attorney issued by the Company. Branches and representative offices are not the legal persons.

Subsidiaries being the legal persons are not responsible for the Company liabilities, and the Company is not responsible for their liabilities.

4.10. The Company can send its employees abroad on business for the purpose of training, promotion, raising the level of their skills, education and learning the experience of organizing and managing firms and enterprises, collecting business information, taking part in negotiations, exhibitions, auctions, establishing business contacts.

4.11. In compliance with the current Ukrainian legislation, the Company has the right to recruit Ukrainian and foreign experts, and independently determine the forms, amounts and kinds of their remuneration.

4.12. The Company has the right to obtain bank loans in national and foreign currency, as well as credits and investments from any foreign natural or legal persons. These currency resources are used by the Company independently, always in compliance with the current legislation of Ukraine. The State takes no responsibility for the loans and investments received by the Company.

4.13. The Company can take part or otherwise co-operate with international public and other organizations, funds, enter international systems/organizations, etc. The Company takes part in the international cultural and scientific exchange.

4.14. Foreign economic contracts (agreements, legal acts) concluded by the Company are signed by the Chairman of the Company's Board or other member thereof, authorized to act without power of attorney, under joint decision of the Board and Supervisory Council, or by an individual authorized by respective power of attorney.

ARTICLE 5. Company's Authorized Capital and Property

5.1. Authorized capital of the Company makes UAH 100,000,000 (one hundred million hryvnas).

5.2. Authorized capital is divided into 400,000,000 (four hundred million) ordinary registered shares of par value UAH 0.25 each.

5.3. Initial subscription was conducted under Memorandum of Association No. 72-AT of 28.12.1994 and the shares were distributed as follows:

- Leasers' Association of Nizhnedneprovsky Tube Rolling Plant named after Karl Liebknecht was the owner of 16,828,240 (sixteen million eight hundred twenty eight thousand two hundred and forty) shares of total value 420,706,000,000 (four hundred and twenty billion seven hundred and six million) Karbovanets;
- State Property Fund of Ukraine was the owner of 4,725,760 (four million seven hundred and twenty five thousand seven hundred and sixty) shares of total value 118,144,000,000 (one hundred eighteen billion one hundred and forty four million) Karbovanets.

Any subsequent subscriptions do not constitute the reason for amending the Memorandum of Association.

5.4. The Company's property consists of capital assets and circulating funds, as well as any other assets which value is recognized in the Company's balance.

5.5. The Company owns:

- property provided to it by its founders;
- property acquired from its fiscal-economic activity;
- revenue received;
- other property acquired on the basis not forbidden by the law.

The Company owns, uses and manages its property in compliance with the objectives of its business activity.

5.6. The Company has the right to sell or transfer to legal persons and citizens; to exchange, to grant on lease, to give free of charge in temporary use or on loan the buildings, constructions, equipment, transport, inventory, raw materials and other tangible assets belonging thereto, and to write them off balance sheet.

5.7. By decision of the General Shareholders Meeting, the Company has the right to change (increase or decrease) the amount of its authorized capital.

5.8. The authorized capital may be increased following the procedure established by the State Committee for Securities and Stock Market by way of issuing new shares or increasing their par value.

5.9. The authorized capital may be reduced be way of:

- cutting par value of shares;
- decreasing the number of shares by redeeming a part thereof from their holders with a view to canceling (cutting total number of shares).

The authorized capital reduction may be initiated only subject to prior notification of all the Company's creditors following the procedure established by law.

In case of reducing the authorized capital, the shares not submitted for cancellation are deemed invalid but not earlier than in 6 months after notification of all the shareholders via periodicals publishing the announcements of General Shareholders Meetings.

ARTICLE 6. Company's Securities

6.1. The Company issues ordinary registered shares in documentary form to the amount of its authorized capital in compliance with the Ukrainian legislation and requirements of the State Committee for Securities and Stock Market. The Company provides its shareholders with certificates of shares according to the procedure and within terms established by the legislation in effect.

6.2. Each share in the Company entitles the shareholder to one vote when making decisions on all issues considered at the General Meetings of the Company's shareholders.

6.3. The shares are issued according to the procedure established by the State Committee for Securities and Stock Market.

6.4. The shareholders have the right to deal with their shares independently, in compliance with the current legislation.

6.5. The share is indivisible. Should one and the same share be owned by several individuals, they all are considered as one owner and can exercise their rights via anyone of them or via their representative.

6.6. The Company has the right to redeem its shares according to the procedure established by the legislation of Ukraine. The redeemed shares are to be sold or cancelled within one-year period at most.

6.7. The Company keeps records and submits statements on shares in compliance with the current legislation, by making the relevant agreement on keeping the Register of Securities Holders with the legal person, which has a license for such Register keeping obtained under legal procedure.

6.8. The Company has the right to issue bonds for distributing among legal and natural persons. The bonds confirm the Company's liability to reimburse the bondholder for par value of the bond plus fixed interest, on specified date.

Decision on bonds' issue is made by the Supervisory Council.

The Company has the right to issue bonds to the amount not exceeding its authorized capital or amount of guarantee the Company is specifically provided by the third persons.

6.9. The Company has the right to issue promissory notes and other securities in compliance with the current legislation.

ARTICLE 7. Company's Funds. Profit and Loss Distribution

7.1. The Company's profit is generated by its business activity revenues after covering material costs and equivalent expenses, and labor costs. Furthermore, all taxes and budget charges specified by the legislation of Ukraine are paid. Net profit after all payments as indicated above shall remain at the Company's full disposal.

7.2. Procedure of net profit distribution and cover for losses is established in compliance with the current legislation, the present Statute and internal regulations of the Company, and is approved by the General Meeting of Shareholders upon presentation of the Board and agreement with the Supervisory Council.

7.3. The Company shall form a reserve (insurance) fund and have the right to creating other funds by decision of the General Meeting of Shareholders. The funds required by the legislation are formed according to the established procedure in the amounts specified by the law.

The reserve (insurance) fund of the Company is formed in the amount of not less than 25 per cent of the Company's authorized capital.

The amount of annual deductions to the reserve (insurance) fund cannot be under 5 percent of the net profit amount.

Should the reserve (insurance) fund reach 25 percent of the Company's authorized capital, deductions thereto are not obligatory.

Amounts of funds, if any, shall be approved by the General Meeting of Shareholders. The purpose, procedure of forming and ways of assets utilization are determined by the Supervisory Council of the Company.

Funds' assets are used by the Board as agreed with the Supervisory Council of the Company.

7.4. Terms and procedure of dividends payment are determined by the General Meeting of Shareholders. Dividends on shares are paid to the shareholders once a year, according to results of the calendar year, pro rata to the number of shares held and within limits determined by the General Meeting of Shareholders.

The Company has no right to declare and to pay dividends:

- before the total amount of its authorized capital is paid;
- in case the cost of net Company's assets is reduced to the amount less than the amount of the Company's authorized capital and reserve (insurance) fund;
- under other circumstances stipulated by the law.

The right of receiving the part of profit (dividends) pro rata to the relevant share in the Company's authorized capital shall be granted to persons being the Company's shareholders as at the beginning of the period the dividends are paid for.

Dividends to the legal persons are paid by money transfers to their accounts or by other ways determined by the General Meeting of Shareholders. The natural persons receive dividends by money transfers to their accounts, via the Company's cash desk or by other ways determined by the General Meeting of Shareholders.

The dividends not received by the shareholder are deposited.

ARTICLE 8. Management Bodies of the Company

8.1. Management of the Company is provided by the following bodies:

- General Meeting of Shareholders;
- Supervisory Council;
- Board of the Company;
- Auditing Committee.

8.2. General Meeting of Shareholders.

8.2.1. General Meeting of Shareholders is supreme managing body of the Company.

8.2.2. The exclusive competence of the General Shareholders Meeting includes:

a) introducing amendments to the Company's Statute including changes of authorized capital of the Company;

b) electing and recalling the members of Supervisory Council, forming and recalling the executive body and other bodies of the Company, electing and recalling the Chairman of the Board and members of the Board, electing and recalling members of the Auditing Committee;

c) approving annual financial statements, approving the Company performance statements including the statements of its subsidiaries, approving reports and conclusions of the Auditing Committee, decisions on profit distribution, terms and procedures of paying a part of profit (dividends), establishing cover for losses procedure;

d) establishing, reorganizing and liquidating subsidiaries, branches and representative offices, approving their Statutes and Regulations;

e) deciding on termination of the Company's activity by way of merging, affiliation, dividing, transformation or liquidation, appointing the liquidation committee, approving the liquidation balance;

f) making a decision on delegating the Shareholders' Register keeping functions;

g) making a decision on election of the authorized person from among shareholders for representing shareholder interests in the events provided by the law.

The issues that are within the exclusive competence of the General Shareholders' Meeting cannot be delegated to other managing bodies of the Company.

The other authorities of the General Shareholders' Meeting include:

- determining the lines of the Company's activity, approving its plans and reports on their fulfillment;
- making a decision on property accountability of the members of the Supervisory Council of the Company;
- determining the conditions of remuneration for the members of the Supervisory Council;
- making decisions on alienation of the Company's fixed assets in case if book value of fixed assets alienated by the

Company in the current calendar year exceeded UAH 10,000,000 (ten million hryvnas);

- approving annual limits of rendering financial or property guarantees by the Company, regarding liabilities of third parties;

- approving general parameters of the Company's property pledge, in particular, list of fixed assets of the Company not allowed for pledging; pledge liquidity ratio, period of pledging, etc.;

- making decisions on pledging fixed assets of the Company in the events when book value of fixed assets being an object of pledge is equal to UAH 252,500,000 or exceeds this amount, or when book value of an individual object of pledge is equal to UAH 15,150,000 or exceeds this amount;

- making decisions on capital investments and other investments of the Company in the amount exceeding UAH 25,250,000;

- approval of the Company concluded contracts on rendering services of consulting nature in cases if cost of services which are rendered to the Company according the contract exceeding UAH 15,000,000(without VAT) or equivalent in foreign currency;

- approval of the Company drafted legal acts which are not deal with the subject of the Company activity in cases if common amount of liabilities under the above legal act or several bound legal acts exceeding UAH 10,000,000 (without VAT) or equivalent in foreign currency.

The General Shareholders' Meeting shall be entitled to consider any other issues concerning Company's performance.

The General Shareholders' Meeting has the right to delegate a part of its authorities determined by the present Statute to the Supervisory Council or the Board of the Company save those issues that comprise exclusive competence of the General Meeting of shareholders.

8.2.3. Shareholders have the right to attend the General Meeting of shareholders personally or via their representatives who act by officially approved power of attorney. The voting principle is 'one share – one vote'.

8.2.4. The General Shareholders Meeting shall be considered competent if attended by the shareholders cumulatively holding over 60 per cent of votes.

8.2.5. Decisions of the General Meeting of shareholders on:

- making amendments to this Statute;
- termination of the Company's activity including its liquidation;
- establishment and termination of the Company's subsidiaries, branches and representative offices;
- alienation of the Company's property to the amount comprising 50 percent and more of the Company's property;
- are made by the majority comprising minimum 3/4 of the votes of the shareholders attending the Meeting.

8.2.6. Decisions on other issues are made by simple majority of votes of shareholders attending the General Meeting of shareholders. The Company's shareholder has no voting right in case the General Meeting considers an issue towards execution of legal act with such individual or resolves any disputes between such individual and the Company.

8.2.7. Regular General Meetings of Shareholders are held once a year. The grounds for and procedure of convocation of extraordinary Meetings are determined in compliance with the current Ukrainian legislation. Proposals as to agenda of the General Meeting of shareholders put forward by shareholders holding over 10 percent of votes are to be obligatorily included to the agenda of the meeting.

Holders of registered shares are notified of the general meeting of shareholders personally, in written form. Besides, general notice is published in local printed media and in one of the official editions of the Verkhovna Rada of Ukraine, the Ukrainian Cabinet of Ministers or the State Committee for Securities and Stock Market. This notice should state time and place of the meeting and agenda thereof. The notification should be made at least 45 days prior to convening the general meeting of shareholders. Decisions on changes in the agenda are brought to notice of shareholders not later than 10 days before the meeting is held, by way of their publishing in local printed media and in one of official editions of the Verkhovna Rada of Ukraine, the Ukrainian Cabinet of Ministers, or the State Committee for Securities and Stock Market.

The notice of the next convocation of the general meeting of shareholders to solve the question on making changes to the Authorized Capital of the Company shall include data stipulated by the current legislation.

Procedure of preparing and holding the general meeting of shareholders is stipulated in the regulations on the general meetings of OJSC "INTERPIPE NTRP" approved by the Supervisory Council of the Company.

8.2.8. Resolutions passed by the general meeting of shareholders are binding upon the Company's management bodies and its shareholders.

8.3. Supervisory Council.

8.3.1. Supervisory Council is a collegial body representing the Company's shareholders interests in the intervals between general meetings; controlling and regulating the Board activity.

Certain functions referred to the competence of the general meeting of shareholders can be vested in the Supervisory Council by the resolution of the general meeting of shareholders.

8.3.2. Supervisory Council consists of 7 members elected at the general meeting from among the Company's shareholders for 3-year term. Members of the Supervisory Council can be recalled ahead of scheduled time by the resolution of the general meeting of shareholders.

8.3.3. Supervisory Council elects the chairman and deputy chairman from among its members, with the term of authorities corresponding to that of their authorities in the Supervisory Council.

8.3.4. Members of the Supervisory Council cannot be the members of the Company's Board or the Auditing Committee.

8.3.5. Members of the Supervisory Council are the Company's officials.

8.3.6. Competence of the Supervisory Council includes:

- controlling the Company's Board activity;
- hearing of reports submitted by the Company's Board and officials of the Company's management bodies;
- determination of the purpose and order of usage of the reserve (insurance) fund and other funds; giving consent to the Company's Board as to usage of resources of the reserve (insurance) fund and other funds;
- approval of internal regulations on the general meetings of shareholders, the Supervisory Council, the Board, the Auditing Committee of the Company, procedure of the Company's property alienation and other internal documents regulating mu-

tual relations of shareholders and the Company;

- agreement of decisions made by the Company's Board regarding fixation of remuneration of the managers of subsidiaries, branch establishments, representative offices, and persons authorized to manage shares in other Companies (enterprises, associations);
- approval of the Company's organization, in cooperation with the Board;
- passing resolutions on purchasing and alienation of shares, pays, bonds and other corporate rights;
- passing resolutions on purchasing (redemption) of Company's shares and their further placement;
- alienation of the Company's fixed assets of aggregate book value not exceeding UAH 10,000,000 (throughout the calendar year);
- passing resolutions on pledging fixed assets of the Company in the events when book value of such fixed assets does not exceed UAH 252,500,000 or book value of an individual object of pledge does not exceed UAH 15,150,000;
- passing resolutions on pledging corporate rights and other property belonging to the Company;
- passing resolutions on providing the Company's guarantees within annual limits approved by general meeting of shareholders;
- passing resolutions on selling the Company's shares of additional issue, which are subscribed (placed) but not paid up during period established by the general meeting of shareholders;
- removal of the Chairman of the Company's Board and members of the Board from fulfillment of their duties;
- assignment (in case of removal of the Chairman of the Company's Board and members of the Board from fulfillment of their duties, or termination of their powers hereunder) of temporarily acting Chairman of the Company's Board and temporarily acting member of the Board, which powers are valid till election of new Chairman of the Board/member of the Board at the General meeting of shareholders;
- assignment of an individual acting as the Chairman of the Board, in the event the Chairman of the Board and his/her deputy is not present;
- determination of the remuneration conditions for the Chairman and members of the Company's Board, conclusion of contract with the Chairman of the Board;
- passing resolutions on the Company's capital investments and other investments not exceeding UAH 25,250,000;
- approval of investment, accounting, financial-and-credit and other policies, strategies, procedures and investment programs of the Company;
- passing resolutions on formation and liquidation of standing/temporary committees for pursuing statutory objectives of the Company's activity;
- hiring of experts or consultants, and independent auditing organizations to conduct audit of the Company's financial status;
- organization of extraordinary inspections and audits of financial and economic activity of the Company;
- approval of the Company's Board decisions as to assignment of persons authorized on behalf of the Company to manage subsidiaries, branch establishments, representative offices and corporate rights (shares, parts, etc.) in other economic societies (enterprises, associations);
- passing resolutions on necessity of convocation of extraordinary general meetings of shareholders;
- formation of the agenda of extraordinary meeting of shareholders convened on the written request of the Supervisory Council;
- approval of the Board measures towards preparation and holding of the general meetings of shareholders;
- consideration of reports of the Auditing Committee by results of annual audits and other inspections of the Company;
- approval of the Company's quarterly reports, balance-sheets submitted by the Board, and planned indices for the following reporting period. Approval of annual and quarterly budgets of the Company;
- control over fulfillment of resolutions of the general meetings of shareholders;
- passing resolutions on the Company's property leasing;
- passing resolutions on obtaining loans by the Company;
- passing resolutions on the Company's participation in joint business and termination of such participation;
- passing resolutions, in cooperation with the Company's Board, towards granting authorities to certain members of the Board on acting without power of attorney on behalf of the Company;
- agreement of decisions on assignment and dismissal of directors of business units, chief engineer, chief accountant and managers of structural subdivisions directly subordinate to the Chairman of the Board;
- approval of the provisions of contract for keeping the register of the holders of registered securities;
- passing resolutions on issuing bonds;
- passing resolutions on the Company's participation in the economic societies, enterprises and associations, charitable organizations, other legal entities, on making contributions to their Authorized Capitals, including those provided under their formation, and resolutions on withdrawal therefrom;
- passing resolutions on returning investments and alienation of shares, parts, pays, other corporate rights, in the event of dropping out of economic societies and associations of which the Company is a member;
- passing resolutions as to control of corporate rights of subsidiaries, associations, economic societies, other legal persons where the Company is a member (shareholder), including the resolutions on giving consent to the Company towards reorganization and liquidation of legal persons in which the Company participates;
- issue of recommendations to the general meetings of shareholders, regarding candidatures of the Chairman and Secretary of the meeting;
- passing resolutions on bringing the Company's managers to property accountability, apart from the members of Supervisory Council.

8.3.7. Meetings of the Supervisory Council are held as required. Meetings of the Supervisory Council shall be considered competent is attended by more than a half of Supervisory Council members elected.

Resolutions of Supervisory Council are passed by simple majority of votes of Supervisory Council members present at the meeting. Each member of the Supervisory Council has one vote. In the event of equality of votes, the chairman of Supervisory Council has the right of casting vote.

Resolutions of Supervisory Council are reflected in the relevant minutes. Secretary of Supervisory Council shall be re-

sponsible for keeping these minutes.

Resolutions of Supervisory Council can be passed by way of polling. In this event, resolutions shall be considered passed, if they are supported by simple majority of the members of Supervisory Council. Procedure and terms of passing resolutions by polling are approved by the Company's Supervisory Council.

8.3.8. The member of Supervisory Council during the period when his/her powers are valid, can submit a request towards early termination of the above powers. In the event when the member of Supervisory Council submits a request to Supervisory Council as regards early termination of his/her powers, he/she is considered a person terminating membership in the Supervisory Council since the date of this request. In case of death of the member of Supervisory Council, he/she is considered a person terminating membership in the Supervisory Council because of death.

8.3.9. The Supervisory Council may form, from among the Council members and with involvement of independent experts and specialists, temporary and standing consultative and advisory committees rendering assistance to the Supervisory Council in realizing its powers through preliminary examination and consideration of the most important issues of the Company's activity.

8.3.10. Functions and powers of standing and temporary committees, structure thereof, procedure of involvement of any individuals in the committee work, as well as other matters related to activity of the above committees, shall be determined and approved by the Supervisory Council during making decisions on creation of the committee concerned, and executed as an appendix to the minutes of the Supervisory Council meeting, during which a decision on the committee formation is made. Conclusions of the committee are merely recommendations, and they are not obligatory for taking any acts by the Supervisory Council of the Company.

8.3.11. Any other issues regarding formation and activity of the Supervisory Council of the Company shall be governed by the Regulations of the Supervisory Council approved thereby.

8.4. Board of the Company.

8.4.1. Executive organ of the Company managing its current activity is the Board.

The Board consists of the Chairman of the Board, and 10 members of the Board one of which is the deputy chairman of the Board.

Chairman of the Board and members of the Board shall be elected and recalled by the general meeting of shareholders. Election is made for the term until the next regular general meeting of shareholders. Should the next regular general meeting of shareholders fail to consider the issue on recalling the above persons, or no decision on recalling be made, the term of their powers is considered prolonged till the next regular general meeting of shareholders. Total period of office of the Chairman of the Board and members of the Board is not limited.

In the intervals between the general meetings of shareholders, the Chairman of the Company's Board and members of the Board can be removed ahead of schedule, subject to decision of the Company's Supervisory Council. Chairman of the Board and members of the Board can be withdrawn from the Board at their own request.

8.4.2. The Board activity is managed by the Chairman of the Board.

8.4.3. Decisions of the Board are made by simple majority of votes of the Company's Board members. In the event of equality of votes, the Chairman of the Board has the right of decisive vote.

Meetings of the Board are held at least once a month and are considered competent for passing resolutions, if attended by at least 2/3 of the full membership of the Board.

Resolutions of the Company's Board can be made by polling. In such event any resolution is considered passed if supported by simple majority of members of the Company's Board. Procedure and terms of passing resolutions by polling are approved by Regulations on the Company's Board approved by the Supervisory Council of the Company.

Resolutions of the Company's Board are reflected in the minutes. Chairman of the Board organizes keeping of minutes of the Board meetings.

8.4.4. Meeting of the Board shall be considered incompetent if the Chairman of the Board and deputy chairman are not present thereat.

8.4.5. The Supervisory Council concludes a contract with the Chairman of the Board elected by the general meeting of shareholders, for the period till the next general meeting of shareholders. On behalf of Supervisory Council, the Chairman of Supervisory Council signs the contract.

8.4.6. Chairman of the Board shall act on behalf of the Company without power of attorney, manage current affairs of the Company, independently resolve the matters of the Company's activity, represent the Company with any enterprises, entities, organizations, authorities, both in Ukraine and abroad, sign the contracts, agreements and other deeds including powers of attorney; take other legal actions, apart from those referred to the competence of other management bodies by this Statute and legislation in effect.

Chairman of the Board can delegate part of his/her powers to certain officials of the Company by issuing the relevant act (order) and/or power of attorney. Procedure of delegating powers shall be governed by the Regulations on the Company's Board.

Chairman of the Board shall provide for fulfillment of the resolutions of the general meetings, Supervisory Council, Board of the Company, norms of the current legislation, the present Statute, constituent documents, local normative acts, terms of the collective bargaining contract, obligations to the State and counteragents under economic agreements, as well as safe labor conditions in accordance with the norms of labor safety and protection stipulated for the Company's employees, observance of requirements on environmental protection, integrity of the Company's property and its proper usage; he/she shall arrange and submit accounts and statistical reports, and perform other functions stipulated by the legislation in effect.

Chairman of the Board shall approve the Regulations on structural subdivisions of the Company.

8.4.7. Competence of the Board shall include all the issues of the Company's activity, apart from those referred to the competence of any other body of the Company by legislation in effect, the present Statute or by resolution of the general meeting of shareholders.

The Company's Board shall:

- manage current affairs of the Company;
- draw up investment, accounting, financial-and-credit and other policies, strategies, procedures, investment programs, business-plans of the Company, and submit them to the Supervisory Council for approval;

- develop investment programs, annual and quarterly budgets of the Company and submit them to the Supervisory Council for approval;
- prepare quarterly statements and report to the Supervisory Council on financial and economic status of the Company, observance of approved policies, fulfillment of the Company's business plan, budgets, and investment programs;
- realize functions and powers on behalf of the general meeting of shareholders or the Supervisory Council of the Company.

8.4.8. Chairman of the Board shall act within his/her competence and rights stipulated by the present Statute and internal regulations of the Company, and those delegated thereto by the Company's management bodies.

8.4.9. The Board is subordinate in its activity to the general meeting of shareholders and Supervisory Council. The Board shall submit to the Auditing Committee of the Company consolidated annual balance-sheet, consolidated profit and loss account, annual report and other documents required for execution of powers of the Auditing Committee.

8.4.10. The Board shall ensure preparation and holding of general meetings of shareholders; render material support and promote the activity of Supervisory Council and Auditing Committee.

8.4.11. The right to act on behalf of the Company without power of attorney can be granted, apart from the Chairman of the Board, to certain members of the Board, according to joint resolution of the Board and Supervisory Council. Other persons can act on behalf of the Company, in accordance with powers vested as required.

8.4.12. The Board and Supervisory Council shall resolve the matters, which require joint resolution or agreement, as a rule, by way of holding joint meetings, as complied with the present Statute, decision of the general meeting and Regulations of the Company. Dates and agenda of joint meetings shall be determined by agreement with managers of the above organs. Resolutions are considered passed if both organs vote for them.

In necessity, passing resolutions at the Board meeting is allowed, subject to written consent of the Supervisory Council on the issue considered.

8.5. Auditing Committee.

8.5.1. Inspection of financial and economic activity of the Company, its units, branches and representative offices is performed by the Auditing Committee. Audits are conducted on the instructions of general meeting of shareholders, Supervisory Council, on the own initiative of the Committee, or upon request of shareholders possessing, in aggregate, at least 10 percent of shares.

The Auditing Committee, on its request, should obtain all the materials, accounting records or other documents and personal explanations of the Company's officials.

8.5.2. The Auditing Committee is accountable to the general meeting of shareholders and Supervisory Council. Results of audit are brought to the notice of the Board, Supervisory Council, and General Meeting of the Company.

8.5.3. The Auditing Committee consists of the Company's shareholders (3 members in number) elected by the general meeting of shareholders for 3-year period. Members of the Auditing Committee elect the Chairman of the Auditing Committee from among its members. The members of the Auditing Committee can be recalled before the appointed time, by the resolution of the general meeting of shareholders.

8.5.4. Members of the Auditing Committee can participate in the Board meetings with the right of deliberative vote.

8.5.5. The Auditing Committee shall draw up its conclusion on the annual reports and balance sheets. General meeting of shareholders can't approve balance sheet without conclusion made by the Auditing Committee.

8.5.6. The Auditing Committee undertakes to demand extraordinary convocation of the general meeting of shareholders in the event there is a material threat to the Company's interests, or any abuse of powers committed by the Company's officials is revealed.

8.5.7. At the meetings of the Auditing Committee, it passes resolutions within the relevant competence. Meetings of the Auditing Committee shall be considered competent is attended by more than a half of its elected members, taking into account Chairman of the Committee.

Resolutions of the Auditing Committee are passed by simple majority of votes of the members of Committee present. Each member of the Auditing Committee has one vote. In the event of equality of votes, the vote of the Chairman of the Auditing Committee shall be decisive.

8.5.8. The member of the Auditing Committee, in the period of his/her powers, is entitled to submit an application on early termination of such powers. Should the member of the Auditing Committee submit the application on early termination of his/her powers, he/she is considered withdrawn from the Auditing Committee since the date of application. In the event of death of the member of the Auditing Committee, he/she is considered dropped out of the Committee because of death.

ARTICLE 9. Company's Accounting and Reporting

9.1. The Company keeps operative and business accounting of its results, and draws up statistic accounts.

Form of reports and order of their submission shall be stipulated by normative documents of the state authorities.

Validity and completeness of annual balance sheet and financial statements of the Company should be confirmed by auditor. Auditors notify the Supervisory Council and the Auditing Committee of results of audits performed and remarks related thereto.

9.2. Financial results of the Company's activity are defined in accordance with the annual report.

9.3. The first fiscal year begins from the date of the Company's registration and ends on December 31 in the same year, and the next fiscal years are defined in accordance with calendar ones.

9.4. Financial and economic activity of the Company shall be effected in compliance with the financial plan.

9.5. Procedure of keeping operative and business accounts of the Company's results, as a whole, and results of its branches and representative offices shall be determined by the Company's Board and by Accounting Regulations of Ukraine.

ARTICLE 10. Labor Collective and its Self-Government

10.1. Labor collective of the Company consists of all citizens with which labor contracts (agreements) are concluded.

10.2. Labor collective of the Company shall:

- consider and resolve the issues of the labor collective self-government, in accordance with the Company's Statute;
- consider and approve the draft collective agreement in cooperation with the Company's Board;

- determine and approve the list and order of rendering social benefits to the Company's employees within amount of funds provided in the financial plan, in cooperation with the Company's Board;

- participate in rendering gratuities and moral incentives of the efficient work, promote inventive and rationalization activity, solicit for recommending employees for a state rewards.

10.3. Interests of the labor collective before the Company's executive bodies are presented by the meeting (conference) of the Company's labor collective. Mutual relations of the labor collective and executive organs are defined by the relevant collective agreement.

10.4. At its meetings, the labor collective of the Company shall:

- consider and approve the draft collective agreement;
- consider and resolve self-government issue related to the labor collective;
- deal with other matters under the current legislation of Ukraine.

10.5. Members of the Company's labor collective are provided with social guarantees and compensations stipulated by the current legislation.

10.6. The Company can employ experts, including foreign ones, and fix the terms of cooperation on the basis of corresponding agreements and current legislation.

ARTICLE 11. Labor Organization and Payment

11.1. Labor relations within the Company shall be regulated by the Labor Code and the present Statute.

11.2. Order of employment and dismissal of the workers, working day/week and leave duration, other matters of the Company's staff activities, shall be regulated by the legislation in effect, collective agreement and internal regulations of the Company.

11.3. The Company shall independently develop and approve its staff list, and fix wages, forms and systems of remuneration.

11.4. Remuneration of employees is provided at the expense of the Company's funds. The Company is entitled to use tariff-free system of remuneration and to regulate it independently, with determining lines of usage thereof.

Amount subject to payment as wages is divided between permanent employees of the Company, taking into account qualification, quantity and quality of labor, personal contribution of the employee into the final result of activity. The employee wages is not limited by any maximum value, but it cannot be less than minimum fixed in accordance with the legislation.

11.5. The Company, at the expense of its own funds, can grant to members of its labor collective social benefits and extend the paid leave, child rearing leave duration, render material support, compensate the cost of housing and communal services, give subsidies for purchasing food etc., under availability of the relevant funds and resources.

ARTICLE 12. Procedure of Making Amendments to the Company's Statute

12.1. Amendments and additions to the Company's Statute shall be made in accord with the current legislation at the general meeting of shareholders.

12.2. Amendments in the Company's Statute are subject to State registration. Amendments occurred in the Statute are brought to the notice of registering authority, to make the necessary adjustments in the State Register, within legally established term.

ARTICLE 13. State and Commercial Secret, Confidential Information

13.1. The Company takes measures on keeping the State secret in compliance with the current legislation of Ukraine.

13.2. The Company has the right to include information of economic, commercial, technical, technological, business and social nature to the category "Commercial secret and confidential information".

The Company shall protect its commercial secret and confidential information.

13.3. Amount and scope of data comprising commercial secret and confidential information, and order of their protection, are defined by the Company's Board in accord with the Ukrainian legislation in effect.

13.4. Requirements towards keeping state and commercial secret and confidential information of the Company are mandatory for all Company's shareholders and employees.

13.5. The Company shall submit information provided by the legislation to the state authorities, local self-government bodies, other enterprises, establishments, and entities.

ARTICLE 14. Termination of the Company's Activity

14.1. Termination of the Company's activity is performed by means of its reorganization (merger, joining, dividing, transformation) or liquidation with observance of the requirements Ukrainian laws.

14.2. The Company's activity is terminated by decision of general meting.

14.3. Under reorganization of the Company, rights and obligations thereof are transferred to its successors.

14.4. The Company shall be liquidated:

- by the resolution of the general meeting;
- as based on the court decision;
- as based on the resolution of the economic court in the order established by the Law of Ukraine "On Recovery of the Debtor Solvency or Recognition It as a Bankrupt".

14.5. The Company's liquidation is effected by the liquidation committee assigned by the general meeting, and in cases of bankruptcy and termination of the Company's activity by decision of the court or economic court, the Company is liquidated by the liquidation committee assigned by these authorities.

14.6. Since the date of appointment of the liquidation committee, it acquires all the powers on managing the Company's affairs.

14.7. The liquidation committee, before the Company's liquidation period expires, is controlled by the Auditing Committee. The liquidation committee bears property (material) responsibility for losses caused thereby to the Company and to third persons, in accordance with the current legislation of Ukraine.

14.8. The liquidation committee shall, within 3 days upon assignment thereof, publish the Company's information in one of the official (republican and local) media, with statement of the date of making claims by creditors; it evaluates available

property of the Company, reveals its debtors and creditors and makes settlements therewith; takes measures for payment of Company's debts to third persons and shareholders; draws up the liquidation balance sheet and submits it to the general meeting of shareholders or to the body appointing the liquidation committee.

14.9. Validity and completeness of the liquidation balance-sheet shall be confirmed by the auditor (auditing company).

14.10. Funds belonging to the Company including proceeds from selling its property under liquidation, upon due settlements on wages with employees, and meeting obligations to the budget, banks, holders of bonds issued by the Company, and other creditors, shall be distributed between shareholders pro rata to their shares (percents) in the Authorized Capital.

14.11. Property transferred to the Company by its shareholders for use only, shall be returned in kind without remuneration.

14.12. In case of disputes, which arise as to payment of the Company's debts, its cash funds are not subject to distribution between shareholders before settlement of the relevant dispute, or before the creditor receive the necessary guarantees.

14.13. Liquidation of the Company is considered completed, and the Company terminating its activity from the date of due entry in the State Register.

The present Statute is drawn up in 2 original copies.

In accordance with the Minutes No. 14 of April 16, 2009 of the Extraordinary General Meeting of Shareholders of OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE- ROLLING PLANT", the present amendments and additions to the Company's Statute, by means of stating thereof in new version, are signed by Gorb Yevgen Vasyl'ovych, Head of Meeting, passport series AE No. 286198, issued by Amur-Nyzhnyodniprovs'kyi District Office of the Department of the Ministry of Internal Affairs of Ukraine in Dnipropetrovsk Region on November 04, 1996.

____

(signature)

Attachment 20

File No.82-4814

NOTICE OF SPECIFIC INFORMATION ABOUT THE ISSUER

1. General Information

1.1. Full name of the Issuer	OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"
1.2. Business legal structure of the Issuer	Open Joint-Stock Company
1.3. Issuer's identification code in the Unified State Register of Enterprises and Organizations of Ukraine	05393116
1.4. Location of the Issuer	21 Stoletov St., Dnipropetrovsk, 49081, Ukraine
1.5. Inter-city dialing code; phone and fax number of the Issuer	Phone No. (0562) 35-91-03; 35-92-50 Fax No. (0562) 34-91-08
1.6. E-mail of the Issuer	Info@ntrp.interpipe.biz
1.7. Web-page address additionally used by the Issuer for disclosure of information	
1.8. Kind of specific information in accord with Article 2, Section II, or information about mortgage securities as per requirements of Section III of this Regulation	Information on obtaining a loan which exceeds 25 percent of the Issuer's assets

2. Text of the Notice

Contents of information:

On February 14, 2008, OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"" (hereinafter referred to as "the Borrower"), on the basis of resolution of the Supervisory Council (minutes No.199 of the meeting of the Supervisory Council dated 14.02.2008), has signed Loan Agreement No. 1 with "INTERPIPE LIMITED" (hereinafter referred to as "the Lender") located at: 12, Mikinon, Lavina Cort, 6th Floor, P.C.1065, Nicosia, Cyprus.

The Lender provides to the Borrower funds in the amount of USD 200 000 000,00 (two hundred million US dollars), for the period till February 14, 2018.

Loan type: interest loan.

Interest rate: 11,% - till 12 months; 18 % - above 12 months annual.

Kind of collateral: non-collateral loan. No other security of the loan is provided.

The Borrower undertakes to repay the loan in full till February 14, 2018. During the whole period of the Agreement, the Borrower shall have the right to perform partial or full repayment of the Loan. Loan repayment installments, as well as interest payments, shall be made by transferring funds in the bank account of the Lender. If mutually agreed by the parties, the loan repayment period can be extended.

The loan was received for replenishment of current assets of the Borrower.

On October 02, 2009, OJSC "INTERPIPE NTP" received the tranche to the amount of USD 3 000 000,00 (Three millions US dollars).

Tranche amount/assets' value ratio as at the beginning of the reporting year (percent) – 0,51%.

Tranche amount/loan amount ratio (percent) – 1,5 %.

Net asset value of OJSC "INTERPIPE NTP", calculated as at the end of the last reporting period (as at June 31, 2009) is equal to UAH 3 551 425 000,00.

Loan agreement amount/assets' value ratio as at the beginning of the reporting year is 34,2%.

3. Signature

The undersigned person does hereby confirm the validity of information contained in the Notice and acknowledge that he/she bears responsibility in accord with the legislation.

Chairman of the Board A.M.Korotkov

Signature

05.10.2009
(date)

Seal

Attachment 21

File No.82-4814

NOTICE OF SPECIFIC INFORMATION ABOUT THE ISSUER

1. General Information

1.1. Full name of the Issuer	OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"
1.2. Business legal structure of the Issuer	Open Joint-Stock Company
1.3. Issuer's identification code in the Unified State Register of Enterprises and Organizations of Ukraine	05393116
1.4. Location of the Issuer	21 Stoletov St., Dnipropetrovsk, 49081, Ukraine
1.5. Inter-city dialing code; phone and fax number of the Issuer	Phone No. (0562) 35-91-03; 35-92-50 Fax No. (0562) 34-91-08
1.6. E-mail of the Issuer	Info@ntrp.interpipe.biz
1.7. Web-page address additionally used by the Issuer for disclosure of information	
1.8. Kind of specific information in accord with Article 2, Section II, or information about mortgage securities as per requirements of Section III of this Regulation	Information on obtaining a loan which exceeds 25 percent of the Issuer's assets

2. Text of the Notice

Contents of information:

On February 14, 2008, OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"" (hereinafter referred to as "the Borrower"), on the basis of resolution of the Supervisory Council (minutes No.199 of the meeting of the Supervisory Council dated 14.02.2008), has signed Loan Agreement No. 1 with "INTERPIPE LIMITED" (hereinafter referred to as "the Lender") located at: 12, Mikinon, Lavina Cort, 6th Floor, P.C.1065, Nicosia, Cyprus.

The Lender provides to the Borrower funds in the amount of USD 200 000 000,00 (two hundred million US dollars), for the period till February 14, 2018.

Loan type: interest loan.

Interest rate: 11,% - till 12 months; 18 % - above 12 months annual.

Kind of collateral: non-collateral loan. No other security of the loan is provided.

The Borrower undertakes to repay the loan in full till February 14, 2018. During the whole period of the Agreement, the Borrower shall have the right to perform partial or full repayment of the Loan. Loan repayment installments, as well as interest payments, shall be made by transferring funds in the bank account of the Lender. If mutually agreed by the parties, the loan repayment period can be extended.

The loan was received for replenishment of current assets of the Borrower.

On October 21, 2009, OJSC "INTERPIPE NTP" received the tranche to the amount of USD 1 650 000,00 (One million six hundred fifty thousand US dollars).

Tranche amount/assets' value ratio as at the beginning of the reporting year (percent) – 0,28%.

Tranche amount/loan amount ratio (percent) – 0,825 %.

Net asset value of OJSC "INTERPIPE NTP", calculated as at the end of the last reporting period (as at September 01, 2009) is equal to UAH 3 431 974 000,00.

Loan agreement amount/assets' value ratio as at the beginning of the reporting year is 34,2%.

3. Signature

The undersigned person does hereby confirm the validity of information contained in the Notice and acknowledge that he/she bears responsibility in accord with the legislation.

Chairman of the Board A.M.Korotkov

Signature

Seal

22.10.2009
(date)

Attachment 22

File No.82-4814

"Zorya" Newspaper, dated 07.11.2009 No.122(20988)

Dear shareholders!
OPEN JOINT STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKYY TUBE-ROLLING PLANT"
informs about calling of special general meeting of shareholders that will be carried
out in December, 24, 2009 n 2:00 p.m. in conference hall of plant administration
(second floor of the 9-floors engineering building)
by the following address: city of Dnepropetrovsk, Stoletov Street, building 21
(final station of trolleybus route №15)

AGENDA:

1. Approval of limits provided by the Company of Finance and Property Payment Guarantees of third parties duties on the year of 2010.
2. Making a decision concerning to security deposit of the Company's fixed assets which individual reported value is equal or exceeds 15 150 000 hrivnas (UAH) and making a decision concerning to security deposit of the Company's fixed assets, which cumulative reported value is equal or exceeds 252 500 000 UAH.
3. Approval of conclusion of transactions by the Company having nothing in common with the Company object of activities in cases when general amount of liabilities arising at Company on the grounds of such transaction or some connected transactions exceeds 10 000 000 UAH (without Value-Added Tax) or equivalent of this sum stated in foreign currency.

Registration will be fulfilled according to place of the meeting holding – 24 December, 2009 from 11-40 till 13-40.

For participation in the meeting it is necessary to have:

- To the shareholders – a document, identifying a person (passport) and a document, confirming an ownership of shares.
- To the representatives of shareholders – Power of Attorney, drawn up in accordance with acting legislation in force or any other document, certifying the power of the representative; a document, identifying a person (passport), as well as a document, confirming an ownership of shares.

The shareholders can look through the information, connected with the agenda of the meeting personally according to the address : Dnepropetrovsk, ul.Stoletova, 21 according to Ukrainian legislation in force.

Additional information one can get by phones:

+38(0562) 35-83-47, 35-83-49

Board of OJSC "INTERPIPE NTRP"

"Information of Governmental Committee of stock and fund market" Newspaper, dated 06.11.2009 No.210

Dear shareholders!
OPEN JOINT STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKYY TUBE-ROLLING PLANT" informs about calling of special general meeting of shareholders that will be carried out in December, 24, 2009 n 2:00 p.m. in conference hall of plant administration (second floor of the 9-floors engineering building) by the following address: city of Dnepropetrovsk, Stoletov Street, building 21 (final station of trolleybus route №15)

AGENDA:

1. Approval of limits provided by the Company of Finance and Property Payment Guarantees of third parties duties on the year of 2010.

2. Making a decision concerning to security deposit of the Company's fixed assets which individual reported value is equal or exceeds 15 150 000 hrivnas (UAH) and making a decision concerning to security deposit of the Company's fixed assets, which cumulative reported value is equal or exceeds 252 500 000 UAH.

3. Approval of conclusion of transactions by the Company having nothing in common with the Company object of activities in cases when general amount of liabilities arising at Company on the grounds of such transaction or some connected transactions exceeds 10 000 000 UAH (without Value-Added Tax) or equivalent of this sum stated in foreign currency.

Registration will be fulfilled according to place of the meeting holding – 24 December, 2009 from 11-40 till 13-40.

For participation in the meeting it is necessary to have:

- To the shareholders – a document, identifying a person (passport) and a document, confirming an ownership of shares.
- To the representatives of shareholders – Power of Attorney, drawn up in accordance with acting legislation in force or any other document, certifying the power of the representative; a document, identifying a person (passport), as well as a document, confirming an ownership of shares.

The shareholders can look through the information, connected with the agenda of the meeting personally according to the address : Dnepropetrovsk, ul.Stoletova, 21 according to Ukrainian legislation in force.

Additional information one can get by phones:

+38(0562) 35-83-47, 35-83-49

Board of OJSC "INTERPIPE NTRP"

Attachment 23

File No.82-4814

NOTICE OF SPECIFIC INFORMATION ABOUT THE ISSUER

1. General Information

1.1. Full name of the Issuer	OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"
1.2. Business legal structure of the Issuer	Open Joint-Stock Company
1.3. Issuer's identification code in the Unified State Register of Enterprises and Organizations of Ukraine	05393116
1.4. Location of the Issuer	21 Stoletov St., Dnipropetrovsk, 49081, Ukraine
1.5. Inter-city dialing code; phone and fax number of the Issuer	Phone No. (0562) 35-91-03; 35-92-50 Fax No. (0562) 34-91-08
1.6. E-mail of the Issuer	Info@ntrp.interpipe.biz
1.7. Web-page address additionally used by the Issuer for disclosure of information	
1.8. Kind of specific information in accord with Article 2, Section II, or information about mortgage securities as per requirements of Section III of this Regulation	Information on obtaining a loan which exceeds 25 percent of the Issuer's assets

2. Text of the Notice

Contents of information:

On February 14, 2008, OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"" (hereinafter referred to as "the Borrower"), on the basis of resolution of the Supervisory Council (minutes No.199 of the meeting of the Supervisory Council dated 14.02.2008), has signed Loan Agreement No. 1 with "INTERPIPE LIMITED" (hereinafter referred to as "the Lender") located at: 12, Mikinon, Lavina Cort, 6th Floor, P.C.1065, Nicosia, Cyprus.

The Lender provides to the Borrower funds in the amount of USD 200 000 000,00 (two hundred million US dollars), for the period till February 14, 2018.

Loan type: interest loan.

Interest rate: 11,% - till 12 months; 18 % - above 12 months annual.

Kind of collateral: non-collateral loan. No other security of the loan is provided.

The Borrower undertakes to repay the loan in full till February 14, 2018. During the whole period of the Agreement, the Borrower shall have the right to perform partial or full repayment of the Loan. Loan repayment installments, as well as interest payments, shall be made by transferring funds in the bank account of the Lender. If mutually agreed by the parties, the loan repayment period can be extended.

The loan was received for replenishment of current assets of the Borrower.

On November 12, 2009, OJSC "INTERPIPE NTP" received the tranche to the amount of USD 1 000 000,00 (One million US dollars).

Tranche amount/assets' value ratio as at the beginning of the reporting year (percent) – 0,14%.

Tranche amount/loan amount ratio (percent) – 0,5 %.

Net asset value of OJSC "INTERPIPE NTP", calculated as at the end of the last reporting period (as at September 01, 2009) is equal to UAH 3 431 974 000,00.

Loan agreement amount/assets' value ratio as at the beginning of the reporting year is 28,0%.

3. Signature

The undersigned person does hereby confirm the validity of information contained in the Notice and acknowledge that he/she bears responsibility in accord with the legislation.

Chairman of the Board — A.M.Korotkov

____
Signature

Seal

13.11.2009
(date)

Attachment 24

File No.82-4814

NOTICE OF SPECIFIC INFORMATION ABOUT THE ISSUER

1. General Information

1.1. Full name of the Issuer	OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"
1.2. Business legal structure of the Issuer	Open Joint-Stock Company
1.3. Issuer's identification code in the Unified State Register of Enterprises and Organizations of Ukraine	05393116
1.4. Location of the Issuer	21 Stoletov St., Dnipropetrovsk, 49081, Ukraine
1.5. Inter-city dialing code; phone and fax number of the Issuer	Phone No. (0562) 35-91-03; 35-92-50 Fax No. (0562) 34-91-08
1.6. E-mail of the Issuer	Info@ntrp.interpipe.biz
1.7. Web-page address additionally used by the Issuer for disclosure of information	
1.8. Kind of specific information in accord with Article 2, Section II, or information about mortgage securities as per requirements of Section III of this Regulation	Information on obtaining a loan which exceeds 25 percent of the Issuer's assets

2. Text of the Notice

Contents of information:

On February 14, 2008, OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"" (hereinafter referred to as "the Borrower"), on the basis of resolution of the Supervisory Council (minutes No.199 of the meeting of the Supervisory Council dated 14.02.2008), has signed Loan Agreement No. 1 with "INTERPIPE LIMITED" (hereinafter referred to as "the Lender") located at: 12, Mikinon, Lavina Cort, 6th Floor, P.C.1065, Nicosia, Cyprus.

The Lender provides to the Borrower funds in the amount of USD 200 000 000,00 (two hundred million US dollars), for the period till February 14, 2018.

Loan type: interest loan.

Interest rate: 11,% - till 12 months; 18 % - above 12 months annual.

Kind of collateral: non-collateral loan. No other security of the loan is provided.

The Borrower undertakes to repay the loan in full till February 14, 2018. During the whole period of the Agreement, the Borrower shall have the right to perform partial or full repayment of the Loan. Loan repayment installments, as well as interest payments, shall be made by transferring funds in the bank account of the Lender. If mutually agreed by the parties, the loan repayment period can be extended.

The loan was received for replenishment of current assets of the Borrower.

On November 13, 2009, OJSC "INTERPIPE NTP" received the tranche to the amount of USD 1 500 000,00 (One million five hundred thousand US dollars).

Tranche amount/assets' value ratio as at the beginning of the reporting year (percent) – 0,21%.

Tranche amount/loan amount ratio (percent) – 0,75 %.

Net asset value of OJSC "INTERPIPE NTP", calculated as at the end of the last reporting period (as at September 01, 2009) is equal to UAH 3 431 974 000,00.

Loan agreement amount/assets' value ratio as at the beginning of the reporting year is 28,0%.

3. Signature

The undersigned person does hereby confirm the validity of information contained in the Notice and acknowledge that he/she bears responsibility in accord with the legislation.

Chairman of the Board A.M.Korotkov

Signature

Seal

13.11.2009
(date)

Attachment 25

File No.82-4814

INFORMATION OF THE REGISTRAR

Name	Sigma Register Limited Liability Company
Legal – organizational form	Limited Liability Company
Identification Code by YEDRPOU	33785109
Seat	Ukraine, Kyiv Region, Pechers'kyy District 01601 Kyiv, vul. Mechnikova, 2
Number of Licence or other Document for this activity category	AB No. 430293
Name of State Authority having issued the Licence or other Document	Securities and Exchange State Commission
Date of issue of Licence or other Document	18.09.2008
Toll Code and Telephone	(044) 585-64-28
Fax	585-64-89
Activity category	The legal person carrying out its professional activity at The Equity Market: activity on keeping of Register of Nominal Securities Holders
Description	Sigma Register Company was approved as Permanent Register on keeping of Register of Nominal Securities Holders of OJSC "INTERPIPE NTRP" at Shareholders Meeting taken place on the 14th of April, 2006 (Minutes of Shareholders Meeting No. 11 of April 14, 2006). The Registrar keeps Register of Nominal Securities Holders of the Company on the grounds of Agreement No. 580060392 on keeping of Register of Nominal Securities Holders of OJSC "INTERPIPE NTRP" of the 26th of January, 2006

Attachment 26

File No.82-4814

INFORMATION ON THE USA SHAREHOLDERS:

1. The joint-stock company issued just one type of shares, which were the simple nominal shares of documentary form of existence (hereinafter referred to as "Shares"), nominal value of which is 0.25 hryvnas each. As it is known by the members of the Joint-stock company, as to September 1, 2008, the shares are owned by six stockholders, who are the USA residents:

(i) the Company "LIGHT INVESTMENTS CO" registered in following address:

USA, Delaver, Constitution 2, Cadmen, 19934, County Cent, 12260

is a registered owner of 1 032 (one thousand and thirty two) shares, which make 0.000258% from the general amount of issued shares;

(ii) "THE BANK OF NEW YORK (Brussels Bruch)", registered in following address:

Brussels, 35 Avenue des Arts 1040

is a registered owner of 343 (three hundred forty three) shares, which make 0.00008575% from the general amount of issued shares;

(iii) "THE BANK OF NEW YORK" registered in following address:

USA, New York, 1Wall-Street, NY 10286

is a registered owner of 72 840 (seventy two thousands eight hundred and forty) shares, which make 0.01821% from the general amount of issued shares;

(iv) the Company "J.P.Morgan Global Emerging Markets Fund, LLC", registered in following address:

USA, Boston, Massachusetts, c/o Funds Distributor, Inc.,60 State Street, Suite 1300, 02109

is a registered owner of 1 (one) share, which makes 0.00000025% from the general amount of issued shares;

(v) the Company "BARNTON INVESTMENTS LLC", registered in the following address:

1912 Capitol Ave Ceyenne WY 82001 USA

is a registered owner of 1 (one) share, which makes 0.00000025% from the general amount of issued shares;

(vi) the Company "CRONAX INTERNATIONAL IN", registered in the following address:

H-1118 BUDAPEST, SZAMADO u 19/12, HUNGARY

is a registered owner of 10 000 (ten thousand) shares, which make 0.0025% from the general amount of issued shares.

The quantity of Shares, which are owned by the residents of the United States of America is 84 217 (eighty four thousands two hundred seventeen) shares, which make 0.02105% from the general quantity of the issued Shares.

As it is known by the members of the Joint-stock company, the Shares, which are owned by the residents of the USA, were bought on the secondary stock-market through the broker operations.

The Joint-stock company is not able, without proper efforts or expenses, to know the owner of the securities, registered upon the nominal owner in case if the companies referred to in paragraph 1 are the nominal owners concerning whom the Joint-stock company has no information.

INFORMATION ON SHARES FLOATATION OF OPEN JOINT-COMPANY "INTERPIPE NTRP"

2. The first emission of shares in amount of 21 554 000 (twenty one million five hundred fifty five thousand) of ordinary registered shares of par value UAH 0.25 each on general amount of 5 388 500 (five million three hundred eighty eight thousand five hundred) hryvnas, the issue form of which is documentary, Registration certificate on securities issue by Ministry of Finances of Ukraine from January 4, 1995 № 2/1/95. According to the demands of the State Committee for Securities and the stock market (hereinafter referred to as – SCSSM) concerning the bringing of securities issue forms to conformity with the current legislation, the re-registration of stocks issue was made and the Registration certificate on securities issue № 142/04/1/98 from July 16, 1998 was received, issued by Dnipropetrovs'k regional administration of the SCSSM.

The second emission of shares in amount of 32 331 000 (thirty two million three hundred thirty one thousand) ordinary registered shares, of par value UAH 0.25 each on general amount of 8 082 750 (eight million eighty two thousand seven hundred fifty) hryvnas, the issue form is documentary, the register certificate on securities issue, issued by SCSSM from April 18, 2001 № 164/1/01.

On the regular shareholders meeting held on March 18, 2008, there was a decision made about the closed (private) shares floatation of existing nominal value of the OPEN JOINT-STOCK COMPANY "INTERPIPE NYZHNYODNIPROVS'KYI TUBE-ROLLING PLANT" issued additionally.

There is an additional floatation of 346 115 000 (three hundred forty six million one hundred fifteen thousand) ordinary registered shares of par value UAH 0.25 each, on general amount of 86 528 750,00 (eighty six million five hundred twenty eight thousand seven hundred fifty) hryvnas, issue form is documentary, the Registration certificate of securities issue from April 25, 2008 №169/1/08, issued on July 16, 2008 by SCSSM.

As of November 20, 2009 taking into consideration the sales agreement of the Joint-stock company's Shares on the secondary securities market, the members of the OJSC work collective owned 4.88% of the OJSC's Shares, other natural persons – 12.83 % non-governmental legal entities – 82.29%.